2002 Annual Report

A Good Business



A Successful Strategy

A Sound Investment

HOME PROPERTIES

Company Profile

Home Properties, the sixth largest publicly traded apartment company in the United States, is a real estate investment trust (REIT) with operations in the northeast quadrant of the country. We adhere to a simple and straightforward business plan in our effort to provide investors with dependable financial returns that exceed those of comparable investments. Our communities generate extraordinary financial results through physical improvements and an unwavering commitment to customer service. Home Properties and its predecessor company have a proven track record of creating and preserving value in multifamily rental housing since 1967.

Our Mission: Maximize shareholder value by acquiring, rehabilitating and managing apartment communities while enhancing the quality of life for our residents, improving the broader communities in which we operate, providing employees with opportunities for growth and accomplishment, and demonstrating personal integrity and dedication at all times.

Our Vision: Our primary, long-term vision is to be a dominant owner and manager of market-rate apartments with 150 units or more located in selected suburban markets of metropolitan areas with substantial barriers to new development. The seven geographic markets where we are focused on increasing our presence are the suburbs around Boston, New York City, Philadelphia, Baltimore, Washington, D.C., Detroit and Chicago. We also expect to maintain or grow existing portfolios in other markets as economic/market conditions permit.

Table of Contents



Performance Highlights

Home Properties' unique strategy and niche have contributed to operating results consistently at or near the top of our sector. In 2002, Home Properties again was the apartment REIT leader in NOI growth and the stock performed significantly better than the apartment REIT sector and the broader market. Home Properties' total return of 16.6% for 2002 was the second highest of our peer group of 17 public multifamily REITs. Over the last five years, Home Properties' total return ranks third in the sector.


Same Property Net Operating Income Growth (%)
6.9
6.3
9.0
5.3
7.6
6.3
7.7
3.0
3.6
-4.8
HME
Multifamily Sector
1998
1999
2000
2001
2002
Source: JPMorgan, Home Properties


Cumulative Returns
13.2% HME Compound Annual Growth Rate
HME
Equity REITs
S&P 500
$190
$150
$110
$70
1997
1998
1999
2000
2001
2002
12/31/1997 = $100
Source: NAREIT, Home Properties


Common Dividend Per Share
7.1% Compound Annual Growth Rate
$1.83
$1.97
$2.16
$2.31
$2.41
1998
1999
2000
2001
2002


Total Revenues (in millions)
28.9% Compound Annual Growth Rate
$143.1
$223.0
$305.7
$352.0
$395.6
1998
1999
2000
2001
2002


Funds From Operations Per Share
$2.45
$2.78
$2.94
$3.03
$2.62*
1998
1999
2000
2001
2002
*Includes impairment and other charges, as reported.
See GAAP reconciliation in Form 10-K.


Conservative Capital Structure
Equity 56%
Common stock–56%
Convertible preferred–7%
Perpetual preferred–4%
Operating partnership interests–33%
Debt 44%
Fixed–96%
Floating–4%
$3.0 Billion Total Capitalization,
$34.45 per share at 12/31/2002

The Home Properties

Portfolio



Chicago
5 properties, 4.4% NOI
Buffalo
4 properties, 2.4% NOI
Hudson Valley
10 properties, 2.0% NOI
Rochester
11 properties, 4.6% NOI
Hamden
1 property, 1.5% NOI
Detroit
22 properties, 11.3% NOI
Syracuse
6 properties, 2.3% NOI
ME
MI
NY
Portland
2 properties, 1.4% NOI
MA
Boston
1 property, 1.3% NOI
CT
PA
Long Island
21 properties, 12.1% NOI
IL
IN
OH
Northern New Jersey
8 properties, 7.8% NOI
NJ
MD
Philadelphia / Lehigh Valley
24 properties, 15.6% NOI
DE
Newark
1 property, 0.8% NOI
VA
Baltimore
15 properties, 15.0% NOI
South Bend
2 properties, 1.1% NOI
Columbus
1 property, 0.2% NOI
Suburban Washington, D.C.
18 properties, 16.2% NOI
41,776 Apartments Owned in 152 Apartment Communities in 13 States
CENTRAL OFFICE
REGIONAL OFFICE
HOME PROPERTIES COMMUNITIES
% NOI is the location's contribution to 2002 Net Operating Income



Apartments Owned
14.3% Compound Annual Growth Rate
23,680
33,807
39,041
39,007
41,776
1998
1999
2000
2001
2002



Stable Occupancy and Rental Rate Growth
94.1%
94.5%
94.7%
93.7%
92.0%
Economic occupancy
Rental rate growth
2.9%
4.8%
5.7%
7.1%
5.8%
1998
1999
2000
2001
2002

Letter to Shareholders

When we first decided to start a business together more than 30 years ago, we were seeking an enterprise that would generate an attractive and steady income and grow in value over the long term. We also wanted to be in a business that would weather the ups and downs of the economic cycle, and one where we could make a positive contribution to society. After our initial venture in residential housing development and leasing, we decided on multifamily rental real estate because it seemed to best fit all of our requirements. Today, with almost 42,000 units owned, it appears to have been a good decision.

Building the business has truly been a labor of love for both of us. Much of its extraordinary growth was achieved over the last decade as the result of moving to a publicly owned REIT structure in 1994 and gaining expanded access to capital. Becoming a REIT enabled us to expand geographically and to advance our strategy of acquiring, revitalizing and repositioning mature apartment communities. Our culture of service to our residents and support of our site teams from the top down has also played an important role in our growth to the sixth largest publicly traded apartment REIT in the United States.

2002 Financial Performance The last year was our most difficult one since becoming a public company in 1994. Still, in the midst of the economic slowdown of the last two years, we have again demonstrated our ability to deliver favorable operating results and returns for our shareholders. Most of the credit for these achievements belongs to our 2,000 employees who do an exceptional job serving the company and our residents.

Results in 2002 reflected the company's decision to sell assets associated with its general partner interests in certain government-assisted (affordable) properties to focus on the direct ownership and management of market-rate apartment communities, which is the business that generates more than 99% of the net income and funds from operations (FFO) of the company. When all of these assets are sold and the proceeds reinvested, we expect a positive effect on earnings. In 2002, excluding charges of $17.9 million related to the affordable properties, FFO was $138.2 million or $2.97 per diluted share which represents a 1.2% increase in total FFO and a 2.0% decrease in per share FFO from 2001. Including impairment and other charges, FFO in 2002 was $121.7 million, or $2.62 per diluted share. Earnings per diluted share in 2002 were $0.96, compared with $2.11 in 2001, a year in which we had significantly higher gains on real estate sales.

2002 Community Performance Performance at our communities in 2002 was strong in the context of a weaker economy. At our "core" communities, which include 121 properties containing 34,464 apartment units owned throughout 2001 and 2002, rental revenues grew 4.1% primarily due to rental rate increases from our ongoing program of upgrading apartments. The average monthly rental rate rose 5.8% in 2002, compared with 7.1% in 2001, which was the highest growth in our history as a public company. Average economic occupancy for 2002 decreased to 92.0%. Despite lower occupancy and rental rate growth, net operating income (NOI) from core communities grew by 3.6% over 2001 as we held the line on rental concessions. This result far exceeded the negative 4.8% NOI growth for the multifamily sector.

Performance of our recent acquisitions also has been excellent, providing an 8.8% initial average annualized return. This result exceeded our underwriting expectations and does not reflect the increased returns we expect when upgrade programs are fully implemented.

2002 Stock Performance The total return to HME shareholders in 2002 was 16.6% for the year, compared to a total return for the equity apartment REIT sector in 2002 of a negative 6.15%. HME's share price reached an all-time high of $37.94 on June 28, and ended the year at $34.45, 9.0% above the 2001 year-end price of $31.60.

On October 29, 2002, we increased the dividend for the eighth consecutive year to an annualized rate of $2.44. This dividend rate represents a 7.1% yield based on the closing price on December 31, 2002.

Asset Management Activities Your ownership interest in the company has the added benefit of being backed by hard assets, which we actively manage to maximize long-term operating results and enhance the value of the overall portfolio. Asset management activity is driven by our strategy to expand in higher growth, high barrier-to-entry markets and to selectively divest properties that we project will have lower long-term returns. Typically, these properties are in lower growth markets or may not be as efficient for us to operate based on size or location.

In 2002, we had our second strongest year for acquisition activity since going public in 1994.

With interest rates at record lows, we refinanced a significant amount of mortgage debt in 2002. In total, we financed mortgage debt of $237.0 million at a weighted average interest rate of 5.1% and an average term of 6.1 years for more than $3.1 million annual savings in interest expense beginning in 2003. In anticipation of the year's significant level of acquisitions, we also issued $60.0 million of perpetual preferred stock in March 2002.

2002 Acquisition Activities In 2002, we had our second strongest year for acquisition activity since going public in 1994. We acquired 21 communities (4,492 units) for $414.9 million, primarily in the Long Island and Washington, D.C. markets, and in June, our first property in the Boston market. We sold 12 properties (1,724 units) for $87.1 million in 2002, primarily communities that did not fit our portfolio strategy. Today, only 9.3% of our total NOI is generated from upstate New York, our lifelong home and a wonderful place, but a market that is not growing at the pace of the larger metropolitan markets where our portfolio is now concentrated. With a more geographically diversified portfolio in larger, higher growth markets, we are in a better position to grow the business, enhance its profitability and better insulate the company from the impact of any one regional economy. Net acquisitions in 2002 resulted in a 7.1% increase in the number of apartment units wholly owned by Home Properties.

We now are facing a more competitive market for acquisitions as lower interest rates, the ability to use leverage and fewer viable investment options have attracted more investors to multifamily real estate. Our 2003 goal is for purchases of $250 million and sales of $100 million. Longer term, we see significant opportunity for acquisitions in our target markets and are confident that our reputation as a fair acquirer and excellent property manager will continue to be an advantage in our acquisition activities.

Corporate Governance Record and Initiatives Corporate governance, executive compensation and adequacy of financial disclosure at publicly traded companies were a major focus of media and public attention in 2002. We are rightfully proud of Home Properties' record in these areas. We intentionally have not adopted shareholder rights plans (poison pills) or a staggered board to demonstrate that the interest of shareholders is foremost in our governance practices. Our ownership rights as founders are the same as those of other common shareholders and no operating partnership unit holders can vote, nor do they have any other special rights. We have not had excessive executive compensation or benefit plans and policies. Our quarterly supplemental financial information is recognized by analysts as among the most comprehensive financial disclosure in our industry.

In 2002, we implemented several new corporate governance and financial reporting initiatives that go beyond both recommended best practices and regulatory requirements. Based on our historical practices and this year's expanded governance initiatives, Home Properties is highly rated for its shareholder-focused corporate governance.

Management Succession Progress As we prepare to take a less active day-to-day role in the company, we are pleased to report that the management succession plan we began to implement two years ago is proceeding right on course. We selected Ed Pettinella to succeed us as chief executive officer because of the depth of his financial management and operational experience as a public company executive and for his leadership abilities and track record of success. Since joining the company in February 2001, Ed has proven our decision to be a very good one.


Norman Leenhouts, Ed Pettinella, Nelson Leenhouts

Ed has embraced and enhanced the culture and values that contribute to the success of Home Properties. He also has advanced our growth plans and contributed to our strong operating results in a more challenging environment. Ed has assumed greater operational responsibility over the last two years and has learned our business from the inside out. His perspective and expertise have earned him the respect and support of our senior managers and the rest of the Home Properties team. We would also note that the background and multifamily experience of the rest of the senior management team adds considerable bench strength at the executive level.

We feel very good about putting the stewardship of your company in their very capable hands. The timetable to complete the transition is for Ed to assume the positions of President and Chief Executive Officer by year-end 2003. We both will maintain a significant role and interest in the company with Norman continuing as Chair of the Board of Directors and Nelson remaining Chair of the Executive Management Committee, which includes the two of us and Ed.

Outlook Looking forward, we are cautious about near-term expectations for the future. Based on current economic conditions, we are projecting a lower level of rent increases in 2003. From a strategic perspective, we are not looking to make major changes. Our unique and proven strategy of revitalizing and repositioning the properties we acquire produces excellent results. We will maintain our level of capital expenditures to improve our portfolio and enhance our earnings base for the long term.

While it appears that the operating environment for the multifamily sector will continue to be challenging in 2003, we think that a number of things better position us relative to our competition. Our B properties are a more affordable housing option in high barrier-to-entry markets. Our service-driven culture contributes to a high level of resident satisfaction and a lower level of turnover. We also benefit from a conservative capital structure and a strong balance sheet.

Looking beyond 2003, we are very optimistic about our future. We believe that the fundamental benefits of investing in REITs—diversification, attractive yields and the means to own income-producing real estate without managing it—will not change. We expect apartment demand to increase as job growth returns, more new households are formed and interest rates rise in an improving economy. Demographic trends also bode well for the industry as the echo baby boomers enter the rental market, the growing senior population seeks rental housing and immigration creates demand. We are confident that our record as a proven performer with strong management and a focused plan will enable us to reach our goals and realize the significant growth potential ahead of us.

We hope that you will be able to join us at our ninth annual shareholders' meeting on May 6, 2003 at 2:30 p.m. at the Dryden Theatre, George Eastman House, in Rochester, New York. We thank you for your confidence in Home Properties and look forward to achieving continued success for the benefit of our shareholders.

Sincerely,

Norman Leenhouts
Chairman/Co-Chief Executive Officer

Nelson B. Leenhouts
President/Co-Chief Executive Officer



A Good Business



Carriage Hill Apartments
Dearborn Heights, Michigan

We own and manage income-producing real estate assets. Multifamily real estate is a good business because it generates significant and consistent revenues and cash flows from hard assets. Revenues from our core communities (same-store revenues) increased 4.1% in 2002 to $320.8 million. A lower level of occupancy risk adds to the attractiveness of multifamily real estate because there are a significant number of tenants, while the economic viability of a retail or office property can be impacted by the departure of a single tenant.

We generate significant and stable cash flow. The 41,776 apartment units owned and managed by Home Properties generated cash available for distribution of $117.1 million, excluding impairment charges, or $2.52 per diluted share in 2002. Monthly rent payments by our residents also contribute to the consistency of cash flow associated with multifamily real estate.

We are conservatively financed and managed. An important component of the success of Home Properties is the strength of our balance sheet and our low risk tolerance and profile. At year-end 2002, our debt-to-total capitalization was 44.1%, a very conservative level, which provides the flexibility to increase leverage to fund new growth. Only 30.4% of our revolving credit facility was outstanding at year-end 2002 and we had almost $9 million of unrestricted cash on hand. Home Properties also has no joint ventures and very limited development risk because we typically do not engage in new construction.

We provide shelter, a basic human need. There are over one million new households created each year in the United States which contribute to a steady pool of new customers for multifamily real estate. While homeownership is on the rise, 32% of U.S. households are still renters, a market that totals over 81 million. Our portfolio also now is concentrated in markets where homeownership is less affordable than the national average. The average single family home price in our seven target markets—81% of our portfolio—is $195,000, which compares to the national single family average home price of $121,300. While not immune from the economic cycle, multifamily real



Residents value activities which include the opportunity to garden at several communities.



Core Community Performance 2002

- ▲ Average monthly rent......$843
- ▲ Rental revenue growth....4.1%
- ▲ Occupancy..................92.0%
- ▲ NOI growth..................3.6%

estate as an industry has lower economic risk than industries that rely more on discretionary spending for their income stream.

We are focused on strong and geographically diverse rental markets with a high barrier to entry. In 2002, Home Properties owned and managed properties in 13 states in the northeastern quadrant of the United States. Our target markets for future growth are all located within suburban sub-markets of seven major cities that are among the 25 largest SMSAs in the United States. These geographic areas—Boston, New York City, Philadelphia, Baltimore, Washington, D.C., Detroit and Chicago—are among the top markets for job growth and new household formation. The population size and location of these markets make them more dynamic and more likely to generate economic growth and demand for rental housing. As more mature and developed markets, the sub-markets we target also have a high barrier to entry because of limited land availability and higher real estate development cost. These factors increase the underlying long-term value and returns from our holdings and limit competition in the apartment sector.

We target the middle income market. These households form the largest and most stable segment of the market-rate rental market. B-grade properties are the focus of our portfolio and our growth strategy is to acquire C-grade communities and reposition these properties to B or B+. The average monthly rent at our core communities for 2002 was $843. Many of the apartment REITs operating in our target markets own A-grade properties, which typically experience higher turnover rates and vacancies due to higher monthly rents and move-outs for homeownership.



Hawthorne Court, Central Islip, New York

We have a culture that takes a good business and makes it better. Fundamentally, our product comes down to place and people. We provide a place for residents to live and we enhance their enjoyment of that space through capital improvements, regular maintenance, and upgrading of apartments and the community. Our experience is that over the long term, this investment in our portfolio enhances the value of our communities and their visual appeal, an important factor in leasing and retention. Our culture also is based on service to residents to ensure that their stay at Home Properties is a positive and lengthy one and that our reputation in the communities where we are located is very favorable.



We are very focused on the people side of our business. When we acquire a community, we refocus the staff from a landlord perspective to a resident service perspective. We also give our staff at the community level the additional resources and support they need to most effectively serve residents. This service and support orientation is embraced companywide and is the foundation of the Home Properties culture.

We provide comprehensive training programs to increase profitability and service to residents. Our formal education programs build management, operational and communication skills through a curriculum that covers accounting, leasing, maintenance, capital improvements and resident service. There were more than 1,100 attendees at company-operated education programs during 2002. In 2002, we also added a regional maintenance training facility in Baltimore to supplement our training operations at the central office. Ongoing education and training programs, combined with sophisticated and upgraded systems, provide a high level of support and information to enhance decision-making, productivity, communications and professional development.

The success of Home Properties is based on [illegible]

We empower and reward employees at the community level. Community managers have full day-to-day and bottom-line management responsibility for their communities and are assisted by property managers who oversee several properties. Regional leaders and staff provide the corporate perspective and also support capital improvement and rehabilitation activities. A property-based incentive bonus plan focuses and motivates employees on the critical performance metrics for our business. Our decentralized operating structure has helped us maintain the supportive, enthusiastic atmosphere of a small company, while capitalizing on the resources, expertise and purchasing power of a large company.

We support our communities and residents with a central Call Center. In 2002, we developed a 24-hour/7-day Call Center to provide added support for inquiries and maintenance requests at Home Properties


RITA

communities. We are currently the only apartment REIT offering this service which provides residents with anytime access. The Call Center also ensures that we do not miss inquiries from prospective residents and the opportunity to rent because a leasing agent is unavailable.

We are using community websites as a service and communication vehicle. Over the last year, we launched community websites which supplement and link to our award-winning corporate website at www.homeproperties.com. Through community websites, residents can log maintenance requests and access community news and information. Approved applicants for apartments can use the site to sign up for utilities and other services before they move in.

We pledge satisfaction to our residents. The importance we place on resident satisfaction is reinforced through our pledge to residents, reprinted on page 16 of this annual report, and prominently displayed at all Home Properties communities. The Home Properties pledge sets high standards for our service to residents that we stand behind with a money-back guarantee. Our pledge also communicates the flexibility of our lease termination provisions related to job loss or transfer, and for health reasons, which has proven to be a value-added benefit for those who are considering a move to our communities or a lease renewal.

We have a high level of resident satisfaction. Our commitment to resident satisfaction has a positive impact on occupancy and operating results. The turnover rate at our core communities in 2002 was 48%, significantly below the national average of 60% for garden apartments. At approximately three years, the average length of residence at our core communities is another indicator of the high level of resident satisfaction at Home Properties.



Investing in Our Communities 2002

- ▲ $116 million for upgrades and capital improvements
- ▲ Six new community centers
- ▲ 3,300 remodeled kitchens
- ▲ 3,600 updated bathrooms
- ▲ 10,000 new windows



A Successful Strategy

We acquire and revitalize mature, brick C/B-grade properties. This unique approach to growth in the multifamily REIT sector has proven to be a very successful one for Home Properties. Most multifamily REITs concentrate their expansion efforts on building new apartment developments or buying recently built properties. Home Properties purchases apartment communities, preferably with 150 units or more, that are at least 10 years old and of solid construction. Almost all have brick exteriors, which offer durability, lower maintenance and superior insulation. We seek two-to-three story buildings, rather than more costly to maintain high-rise properties. Most of the apartment communities we own were built between 1960 and 1980. We purchase and revitalize properties at a cost between 60% and 65% of the estimated cost of new construction.



Braddock Lee Apartments, Alexandria, Virginia

We adhere to stringent acquisition criteria. Home Properties analyzes every potential acquisition to ensure that it can meet our requirements to increase funds from operations (FFO) per share and contribute to growth in shareholder value over the long term. Each property's projected cash flow must exceed our cost of capital, which is the interest on debt plus an equity return in excess of that which our shareholders currently receive. We project operating results and capital improvement costs for four years and property value at the end of that period when revitalization is well underway. We also estimate the expected internal rate of return (IRR), which enables us to evaluate the ultimate impact of an acquisition on shareholder value. At current interest rates and FFO per share, properties must demonstrate an unleveraged IRR of at least 11% to justify acquisition. This hurdle rate is based on market interest rates and a debt level of 45%, which equates to a return on equity of over 15% from new acquisitions. Historically, we have achieved an unleveraged IRR in excess of 12% on acquisitions.

We acquired outstanding properties in key markets in 2002. Our 2002 purchase of the Holiday portfolio on Long Island, which consists of 10 properties totaling 1,476 units, significantly adds to the scale of our holdings in one of the best apartment markets in the United States. It also put us over $2 billion in acquisitions since the 1994 IPO.



Community centers are an important component of the Home Properties approach to enriching resident life.

The 696-unit Gardencrest property in Waltham, Massachusetts is in a high demand submarket of Boston with minimal land available for development and occupancy of 95.6%. Additionally, Gardencrest fits our profile as a large apartment community in sound structural condition that needs upgrading, which will enable us to enhance its net operating income (NOI) as we revitalize and reposition the property over the next several years.

We methodically rehabilitate and reposition acquired properties. Our revitalization efforts generally occur over a five-to-seven year period following acquisition. We focus on exterior areas, apartment interiors and entry halls, and infrastructure. Our experience has shown that capital investments return more than their cost through increased rental income and occupancy levels. Capital improvements begin with exterior details, units are rehabilitated as vacancies occur and infrastructure replacements take place based on the schedule established at acquisition. The improvements that we make create an immediate sense of transformation, which has a positive effect on how current residents feel about the community while also repositioning the community in the marketplace. Most of the communities we acquire are considered C+ to B- at the time of purchase and our revitalization strategy, when completed, repositions them to B or B+ properties.



Maintaining properties in top condition is key to our approach to property management.



Community websites enhance marketing and service to residents.

We make exteriors more attractive to enhance curb appeal and create a more pleasant environment for residents. Our makeover of a newly acquired community is accomplished through capital improvements that refresh exterior appearance, such as new balconies, the remodeling of entrances and the replacement of trim work. We also improve landscaping, which adds to the visual appeal and the important first impression the community makes on prospective residents.



Before



After

We revitalize interiors as apartments turn over. When apartments become vacant, we update them to increase their appeal, marketability and income potential. This approach allows us to phase in our interior renovations and minimize disruption to the community. Our project management teams develop plans that facilitate renovation of vacant apartments quickly, efficiently and within budget. A top-to-bottom interior renovation typically can be completed in two weeks, which minimizes loss of rental income when units are vacated and upgraded.

Improvements to bathrooms are designed to make them more visually appealing, comfortable and easier to maintain. New tile work, tubs and showers, plumbing fixtures and accessories refresh dated bathrooms and give them a like-new look. Wherever feasible, we open up kitchens to add light and to integrate the kitchen space with the main living and dining area. To do this, we will often remove solid walls and install breakfast bars and pass-throughs. We then add new appliances, floors, wooden cabinets, countertops and lighting to complete the makeover.



We focus on updating baths and kitchens in interior renovations. The bathrooms and kitchens of newly-acquired communities often have original cabinetry and fixtures that have seen decades of use. Because these are the areas of an apartment that make the strongest visual impression, these rooms receive the most dramatic renovation.

We make infrastructure improvements that lower operating costs. Replacement of original windows with energy-efficient double-glazed windows and patio doors is an important infrastructure enhancement that reduces heating and cooling costs while providing residents with improved light, ventilation and a more aesthetically pleasing connection to the outside environment. We also upgrade boilers and heating systems to make them more energy efficient. In some communities, we have installed co-generation units that recapture heat, which is then used to heat water and generate a portion of the community's electrical power, further reducing utility costs.



Before

Remodeling bathrooms and opening up and updating kitchens are key elements of the revitalization program at apartment communities acquired by Home Properties. Pictured are before and after photos of improvements made at our Devonshire Hills community on Long Island acquired in 2001.



After

We use community centers to improve residents' quality of life. Our experience has shown that amenities, activities and aesthetics all contribute greatly to residents' satisfaction and their enjoyment of the apartment community lifestyle. In a Home Properties community, the community center makes a significant contribution to these important components of residents' quality of life. We often will improve an existing community center or build a new one at properties that have the required space.

A typical Home Properties community center has a lounge area with a large-screen TV with VCR, an exercise room and swimming pool. The community center functions as the center of community life and provides social enrichment and entertainment for residents of all ages. Many of these facilities have business centers, high-speed Internet access, kitchens and a large social room available for community or resident use. On-site community managers plan events and activities to ensure use of the centers. We also base the community manager's office and the leasing office within the community center, which makes staff more accessible to residents and facilitates the marketing of our communities.

We invest in our properties to protect and enhance asset value. In 2002, Home Properties spent approximately $116 million on upgrades and capital improvements at communities in our portfolio. Our capital improvements during 2002 included the construction of six new community centers, 3,300 remodeled kitchens, 3,600 updated bathrooms and 10,000 new windows. Our 2003 budget provides for approximately $120 million in capital improvements for our portfolio of more than 41,000 units.

We increased net operating income from communities we acquired and repositioned. Since converting to public ownership in 1994, we have acquired and revitalized 163 apartment communities. Over the last five years, Home Properties' same property NOI growth exceeded the public multifamily sector average each year.



A Sound Investment

We increased the net asset value of Home Properties by 65.1% since 1994, the year of our IPO. Net asset value essentially represents the value of our real estate portfolio, based on current net operating income and cap rate assumptions. Based on a cap rate of 8.75%, we estimate the net asset value of Home Properties at $33.49 per share at 2002 year-end, compared with $20.29 per share at 1994 year-end. At a 2002 year-end closing price of $34.45, our stock was trading at a small premium to our estimated net asset value, reflecting the higher yields and stability our business offers relative to the broader market.



Apple Hill Apartments, Hamden, Connecticut

We increased the number of apartments owned and managed from 3,065 in 1994 to 41,776 in 2002. Our asset management activities as a public company have produced a compound annual growth rate of 36.4% for our portfolio. The growth in our real estate portfolio has been a major driver of the increase in the market value of Home Properties and our ability to generate increased cash flow and returns.

We have the unique ability to use OP units as acquisition currency. Our operating structure as an Umbrella Partnership REIT (UPREIT) enables us to issue operating partnership units, or OP units, to sellers. OP units help sellers defer taxes on large embedded capital gains and also provide a more liquid and higher yielding investment than many of the alternatives for their sale proceeds. Although we issued only a small number of OP units in our 2002 acquisitions, our ability to use these units as acquisition currency is an advantage as more long-term owners move toward retirement and consider selling their properties.

We produced operating results that supported strong shareholder returns in 2001 and 2002. For the second consecutive year, Home Properties was the apartment REIT leader in net operating income growth. Home Properties' five-year compound annual growth rates at year-end 2002 were 29.0% for revenues, 30.1% for NOI and 21.5% for FFO. The total return (price appreciation + dividends) to Home Properties shareholders was 21.4% in 2001 and 16.6% in 2002.



Providing Value for Shareholders

- ▲ 2002 total return of 16.6%
- ▲ $2.41 per share paid in common dividends in 2002 equivalent to a 7.6% yield
- ▲ 1994 IPO to 2002 average total annual return of 15.4%

New Orleans Park, a 308-unit community in suburban Philadelphia, acquired in 1997, was repositioned from a C- to a B+ grade property with a 29.9% increase in rental revenue and a 43.3% increase in net operating income.



Pool and community center, William Henry Apartments, Malvern, Pennsylvania

We generated a total return that outperformed the S&P 500 and the Equity REIT indices over the last five years. A $100 investment in Home Properties on December 31, 1997, assuming reinvestment of dividends at the same discounted price as provided under our dividend reinvestment plan, was worth $186.07 on December 31, 2002. At year-end 2002, the same $100 investment with dividends reinvested was worth $97.10 in the S&P 500 Index and $117.61 in the NAREIT Equity REIT Index.

We pay dividends that provide an excellent risk-adjusted return. In 2002, dividends of $2.41 per share paid to common shareholders of Home Properties represented a 7.6% yield based on our share price at year-end 2001. We have increased dividends by a compound annual growth rate of 7.1% over the past five years and have increased our annual dividend rate for eight consecutive years. Our 2002 dividend payout ratio of 81.1%, before impairment and other charges, is a favorable indicator of our ability to maintain dividends at current levels.

We offer dividend reinvestment and optional cash purchase plans. Shareholders and residents receive a 2% discount on shares purchased under these plans, which enhances their returns from price appreciation and dividends. These plans provide an incremental, cost-effective source of new capital to the company, raising approximately $27 million in 2002.

We provided our shareholders an average annual total return of 15.4% since becoming a public company. In 2002, the components of our 16.6% annual return were 9.0% price appreciation and 7.6% dividend yield. Home Properties' float at year-end 2002 was $931 million, a 778% increase from $106 million at year-end 1994, our first year of public ownership. Our year-end 2002 closing share price of $34.45 represents a 75.6% increase from $19.62 at year-end 1994.



New accounting and HR systems enhance our financial and property management capabilities.

The Home Properties
Pledge to Residents

The Home Properties pledge is the foundation of our reputation. To employees it powerfully reinforces our commitment to quality customer service. Our money-back guarantee ensures residents that we will perform to their satisfaction and has proven to be an effective marketing tool.

Supporting Our
Pledge Keepers

To keep our pledge of satisfaction to our residents requires superior performance from our property-based teams, supported by the central and regional office staffs.

In 2002, four central office employees were honored for their service to our on-site pledgekeepers.


OUR PLEDGE TO YOU

At Home Properties, customer satisfaction has been our top priority since 1967. To show how much WE CARE, we pledge the following:

◊ You will be treated fairly, honestly, and courteously by a team of caring and qualified people.

◊ We will promptly respond to your maintenance requests and will correct any routine maintenance items within 24 hours or on the next business day.

◊ We will help you feel at "home" in your community by providing welcome packages to introduce you to area services, social activities to help you get acquainted with your neighbors, and regular newsletters to keep you in touch with community activities.

◊ Your apartment will be clean and prepared to your satisfaction when you move in.

◊ If you're not satisfied with your new Home Properties apartment for any reason, you may cancel your lease any time during the first 30 days without penalty.*

◊ You may transfer to another available apartment in your community, or any other Home Properties community, at any time with a new twelve-month lease.*

◊ You may cancel your lease at any time with two full calendar months written notice if you lose your job, experience a job transfer to a location over 30 miles from your apartment, or find it necessary to move due to health reasons. (A remarketing fee equal to one-half your monthly rent will apply if you have not been a resident for at least one year.)*

If we fail to live up to our pledge to your complete satisfaction, please let us know and we will refund your rent for that day.

HOME PROPERTIES®

850 Clinton Square, Rochester, New York 14604 (585) 546-4900

* *Certain restrictions may apply at government regulated communities.*

Gordon Simmons, *Data Integrations Manager*—Cinda Kerns, a Property Manager new to Home Properties, nominated Gordon for helping her learn an accounting software program over the telephone. She cited his responsiveness and encouraging manner as being very helpful and reassuring at an especially hectic time during her first budgeting season at Home Properties.

Jennie Barsham, *National Accounts Coordinator*—Sherry Schleede, Community Manager in the Rochester region, cited Jennie for her willingness to go beyond her assigned job duties and help teach a class on the Pledge, marketing and leasing. Jennie's outstanding presentation skills and her enthusiasm and personal anecdotes helped the Home Properties students have fun while learning how to put the Pledge into action.

Robin Stein, *Assistant Legal Counsel*—Laura Pearce, Commercial Property Manager, commended Robin not only for his great legal advice, but his quiet patience and availability to assist others, no matter how busy he is. No one asking Robin a question ever feels like an unwelcome interruption.

Lynn Ras, *Payroll Supervisor*—Marty Joiner, a Property Manager in the Baltimore region, praises Lynn for her calm assistance with various payroll issues. Working against deadlines to get employees paid on schedule, Lynn always maintains her composure and not only is a helpful problem-solver, but a warm and cheerful voice on the other end of the telephone.


Gordon Simmons


Jennie Barsham


Robin Stein


Lynn Ras

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-13136

HOME PROPERTIES OF NEW YORK, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	16-1455126
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

850 CLINTON SQUARE
ROCHESTER, NEW YORK 14604
(Address of principal executive offices)

Registrant's telephone number, including area code: (585) 546-4900
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES _X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b -2 of the Act).
YES _X_ No

The aggregate market value of the shares of common stock held by non-affiliates (based upon the closing sale price on the New York Stock Exchange) on June 30, 2002, was approximately $972,723,021.

As of February 21, 2003, there were 27,562,407 shares of common stock, $.01 par value outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The proxy statement to be issued in connection with the Company's 2003 Annual Meeting of Stockholders is incorporated by reference into Items 11, 12 and 13 of Part III of this Report.

HOME PROPERTIES OF NEW YORK, INC.

TABLE OF CONTENTS

PART I

Item 1. Business

The Company

Home Properties of New York, Inc. ("Home Properties" or the "Company") is a self-administered and self-managed real estate investment trust ("REIT") that owns, operates, acquires, and rehabilitates apartment communities. The Company's properties are regionally focused in the Northeastern, Mid-Atlantic and Midwestern United States. It was formed in November 1993, to continue and expand the operations of Home Leasing Corporation ("Home Leasing"). The Company completed an initial public offering of 5,408,000 shares of common stock (the "IPO") on August 4, 1994.

The Company conducts its business through Home Properties of New York, L.P. (the "Operating Partnership"), a New York limited partnership in which the Company held a 62.6% partnership interest as of December 31, 2002 (60.0% at December 31, 2001) (such interest has been calculated as the percentage of outstanding common shares divided by the total outstanding common shares and Operating Partnership Units outstanding) and two management companies (together, the "Management Companies") – Home Properties Management, Inc. ("HP Management") and Home Properties Resident Services, Inc. ("HPRS") (formerly Conifer Realty Corporation), both of which are Maryland corporations.

Home Properties, through its affiliates described above, as of December 31, 2002, operated 296 communities with 51,841 apartment units. Of these, 41,776 units in 152 communities are owned outright (the "Owned Properties"), 8,072 units in 134 communities are managed and partially owned by the Company as general partner, and 1,993 units in 10 communities are managed for other owners (collectively, the "Managed Properties").

The Owned Properties and the Managed Properties (collectively, the "Properties") are concentrated in the following market areas:

Market Area	Apts. Owned	Apts. Managed As General Partner	Apts. Fee Managed	Apt. Totals
Suburban Washington, D.C.	6,596	-	-	6,596
Philadelphia, PA	6,124	-	-	6,124
Detroit, MI	5,694	-	108	5,802
Baltimore, MD	5,692	82	1,422	7,196
Long Island, NY	3,409	-	-	3,409
Northern New Jersey	2,520	352	-	2,872
Rochester, NY	2,412	1,691	402	4,505
Chicago, IL	2,242	-	-	2,242
Buffalo, NY	1,644	156	-	1,800
Syracuse, NY	1,366	1,486	-	2,852
Albany/Hudson Valley, NY	908	777	61	1,746
South Bend, IN	706	168	-	874
Boston, MA	696	-	-	696
Portland, ME	595	-	-	595
Hamden, CT	498	-	-	498
Dover, DE	432	-	-	432
Columbus, OH	242	948	-	1,190
Western PA	-	2,412	-	2,412
Total # of Units	41,776	8,072	1,993	51,841
Total Number of Communities	152	134*	10	296

*Excluding two properties where the Company does not manage but is the General Partner.

The Company's mission is to maximize shareholder value by acquiring, rehabilitating, and managing apartment communities while enhancing the quality of life for its residents, improving the broader communities in which the Company operates, providing employees with opportunities for growth and accomplishment, and demonstrating personal integrity and dedication at all times. Our primary, long-term vision is to be a dominant owner and manager of market-rate apartments with 150 units or more located in selected suburban markets of metropolitan areas with substantial barriers to new development. The metropolitan areas we have selected include Boston, New York City, Philadelphia, Baltimore, Washington, D.C., Detroit and Chicago. We also expect to maintain or grow existing portfolios in other markets as economic/market conditions permit.

The Company's business strategies include: (i) aggressively managing and improving its communities to achieve increased net operating income; (ii) acquiring additional apartment communities with attractive returns at prices significantly below replacement costs; (iii) disposing of properties that have reached their potential, are less efficient to operate, or are located in markets where growth has slowed down to a pace below the markets targeted for acquisition; and (iv) maintaining a conservative capital structure with cost effective access to the capital markets.

Structure

The Company was formed in November 1993 as a Maryland corporation and is the general partner of the Operating Partnership. On December 31, 2002, it owned a 65.4% interest in the Operating Partnership (such interest has been calculated as the percentage of outstanding common and preferred shares owned by the Company divided by the total outstanding common shares, preferred shares, and Operating Partnership Units outstanding) – one percent as sole general partner and the remainder as a limited partner through its wholly owned subsidiary, Home Properties I, LLC, which owns 100% of the limited partner, Home Properties Trust. A portion of the limited partner interests held by Home Properties Trust as of December 31, 2002 consisted of all of the Series C, D, E, and F Limited Partnership Units (3,486,800 units, or 7.5% of the total). Those preferred interests in the Operating Partnership have rights and preferences that mirror the rights and preferences of the holders of the related series of preferred shares in the Company, which are held by Teachers Insurance and Annuity Association of America, affiliates of AEW Capital Management and Pacific Life Insurance Company, and The Equitable Life Assurance Society of the United States. The remaining units (26,560,643 or 56.9% of the total) held by Home Properties Trust have basically the same rights as the other limited partner interests (the "Units") in the Operating Partnership. Those other Units are owned by certain individuals and entities who received Units in the Operating Partnership as consideration for their interests in entities owning apartment communities purchased by the Operating Partnership, including certain officers of the Company.

The Operating Partnership is a New York limited partnership formed in December 1993. Holders of Units in the Operating Partnership may redeem a Unit for one share of the Company's common stock or cash equal to the fair market value at the time of the redemption, at the option of the Company. Management expects that it will continue to utilize Units as a form of consideration for a significant portion of its acquisition properties.

Both of the Management Companies are Maryland corporations and, effective January 1, 2001, both converted to taxable REIT subsidiaries under the Tax Relief Extension Act of 1999. HP Management was formed in January 1994 and HPRS was formed in December 1995. As of December 31, 2002, the Operating Partnership held 95% of the economic interest in HP Management and 99% of the economic interest in HPRS through non-voting common stock. Nelson and Norman Leenhouts (the "Leenhoutses") hold the remaining five percent and one percent interest, respectively, through the ownership of voting common stock. The Management Companies manage, for a fee, certain of the residential, commercial and development activities of the Company and provide construction, development and redevelopment services for the Company. The Operating Partnership intends to acquire all of the shares held by the Leenhoutses in the first quarter of 2003. Thereafter, the Management Companies will be wholly owned subsidiaries of the Company.

In September 1997, Home Properties Trust ("QRS") was formed as a Maryland real estate trust and as a qualified REIT subsidiary, with 100% of its shares being owned by the Company. The QRS has been admitted as a limited partner of the Operating Partnership and the Company transferred all but one percent of its interest in the Operating Partnership to the QRS. Effective December 30, 2002, the Company transferred 100% of its ownership in the QRS to a newly formed entity, Home Properties I, LLC. Home Properties I, LLC is a wholly owned subsidiary of the Company.

The Company currently has approximately 2,000 employees and its executive offices are located at 850 Clinton Square, Rochester, New York 14604. Its telephone number is (585) 546-4900.

Operating Strategies

The Company will continue to focus on enhancing the investment returns of its Properties by: (i) acquiring apartment communities at prices below new construction costs and repositioning those properties for long-term growth; (ii) recycling assets by disposing of properties that have reached their potential or are less efficient to operate due to size or remote location; (iii) reinforcing its decentralized company philosophy by encouraging employees' personal improvement and by providing extensive training; (iv) enhancing the quality of living for the Company's residents by improving the quality of service and physical amenities available at each community every year; (v) readily adopting new technology so that the time and cost spent on administration can be minimized while the time spent attracting and serving residents can be maximized; (vi) continuing to utilize its written "Pledge" of customer satisfaction that is the foundation on which the Company has built its name-brand recognition; and (vii) engaging in aggressive cost controls and taking advantage of volume discounts, thus benefiting from economies of scale while constantly improving the level of customer service.

Acquisition and Sale Strategies

The Company's core strategy is to grow primarily through acquisitions in the suburbs of major metropolitan markets that have significant barriers to new construction, easy access to the Company's headquarters, and enough apartments available for acquisition to achieve a critical mass. Targeted markets also possess other characteristics, including acquisition opportunities below replacement costs, a mature housing stock and stable or moderate job growth. The Company expects that its growth will be focused within suburban sub-markets of select metropolitan areas within the Northeast, Mid-Atlantic and Midwestern regions of the United States, where it has already established a presence. The seven major metropolitan areas the Company will focus on include Boston, New York City, Philadelphia, Baltimore, Washington, D.C., Detroit and Chicago. The Company expects to maintain or grow existing portfolios in other markets as economic/market conditions permit. Continued geographic specialization is expected to have a greater impact on operating efficiencies versus widespread accumulation of properties. The Company will continue to pursue the acquisition of individual properties as well as multi-property portfolios. It may also consider strategic investments in other apartment companies.

During 2002, the Company acquired 21 communities with a total of 4,492 units for an aggregate consideration of approximately $430 million, or an average of approximately $95,700 per unit. The weighted average expected first year capitalization rate for the acquired communities was 8.0%. Capitalization rate ("cap rate") is defined as the rate of interest used to convert the first year expected net operating income less a 3.0% management fee into a single present value. The acquisitions were concentrated in Long Island (New York City area), Boston, and Washington, D.C.

During 2002, the Company completed the sale of 12 communities with a total of 1,724 units for an aggregate consideration of approximately $87.1 million. The properties sold were either in slower growth markets or less efficient to operate due to their remote locations and/or smaller size. The Company recycled the proceeds from those properties that were expected to produce an unleveraged internal rate of return ("IRR") from 7% to 10% with the purchase of properties expected to produce an unleveraged IRR of at least 11%. IRR is defined as the discount rate at which the present value of the future cash flows of the investment is equal to the cost of the investment. Several of the properties sold were originally acquired through UPREIT transactions, where operating partnership units, or OP units, are issued to sellers, which help sellers defer taxes. As a result, Section 1031 exchanges were used to defer taxable gains of the UPREIT investor.

In January 2003, the Company sold two communities with a total of 552 units in Indiana and Ohio for an aggregate consideration of approximately $20.6 million, or an average of $37,400 per unit. The expected weighted average first year cap rate on these sales is 8.8% (before a reserve for capital expenditures).

In February 2003, the Company acquired its second property in the Boston region with 280 units in Stoughton, MA. The total purchase price of $34 million, including closing costs, equates to approximately $121,400 per unit and was funded through the use of the Company's line of credit. The expected first year cap rate for this community is 7.7%.

The Company will continue to contemplate the sale of several of its mature communities. The Company has identified numerous communities for potential sale during 2003. The total estimated fair market value of these communities is in excess of $100 million. The communities are spread over several markets and are generally less efficient to operate due to their remote locations and/or their small size. The Company will not sell these properties, however, unless it achieves targeted prices at levels which would allow it to reinvest the proceeds at higher returns by making acquisitions with repositioning potential. Several of these properties were originally acquired through UPREIT transactions. Therefore, sales will have to be matched with suitable acquisitions using tax deferred exchanges. Although the Company does not know which properties will be sold, the Company has anticipated closing on sales of $100 million in its budget for 2003.

Financing and Capital Strategies

The Company intends to adhere to the following financing policies: (i) maintaining a ratio of debt-to-total market capitalization (total debt of the Company as a percentage of the market value of outstanding diluted common stock (including the common stock equivalents of the convertible preferred stock, and Units plus total debt) of approximately 50% or less; (ii) utilizing primarily fixed rate debt; (iii) varying debt maturities to avoid significant exposure to interest rate changes upon refinancing; and (iv) maintaining a line of credit so that it can respond quickly to acquisition opportunities.

On December 31, 2002, the Company's debt was approximately $1.3 billion and the debt-to-total market capitalization ratio was 44.1% based on the year-end closing price of the Company's stock of $34.45. The weighted average interest rate on the Company's mortgage debt as of December 31, 2002 was 6.45% and the weighted average maturity was approximately eight years. Debt maturities are staggered, ranging from May 2003, through June 2036. As of December 31, 2002, the Company had an unsecured line of credit facility from M&T Bank of $115 million. This facility is available for acquisition and other corporate purposes and bears an interest rate at 1.15% over the one-month LIBOR rate. As of December 31, 2002, there was $35 million in outstanding borrowings on the line of credit.

Management expects to continue to fund a portion of its continued growth by taking advantage of its UPREIT structure and using Units as currency in acquisition transactions. The Company issued approximately $12 million worth of Units as partial consideration in acquisition transactions during 2002 and $19 million worth of Units during 2001. During 2000, $59 million worth of Units were issued. It is difficult to predict the level of demand from sellers for this type of transaction.

The Company also intends to continue to pursue other equity transactions to raise capital with limited transaction costs. During 2002, the Company closed on two common equity offerings totaling 704,602 shares of the Company's common stock, at a weighted average price of $30.99 per share, resulting in net proceeds to the Company of approximately $21.8 million. Also in 2002, the Company issued 2,400,000 shares of its 9.00% Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Shares"). This offering generated net proceeds of approximately $58 million.

In 2000, an aggregate of $115 million of Series C, D and E Convertible Cumulative Preferred Stock ("Series C Preferred", "Series D Preferred" and "Series E Preferred") was issued in four private sales to an affiliate of Prudential Real Estate Investors, Teachers Insurance and Annuity Association of America, an affiliate of AEW Capital Management, Pacific Life Insurance Company, and The Equitable Life Assurance Society of the United States.

The Company raised approximately $27 million in 2002 under its Dividend Reinvestment and Direct Stock Purchase Plan (the "Dividend Reinvestment Plan"). Effective April 10, 2001, the Dividend Reinvestment Plan was amended to reduce the discount from the current market price from 3% to 2%. The maximum amount that can be invested without the Company's prior approval was reduced from $5,000 to $1,000. These changes were implemented to minimize amounts raised under the Dividend Reinvestment Plan at a time when the Company's common stock was trading below the Company's estimate of net asset value, and/or the Company did not have an appetite for additional equity.

In 2002, the Company also announced a 2,000,000 share increase in management's authorization to buy back the Company's outstanding common stock. Shares may be repurchased through the open market or in privately-negotiated transactions. The Company's strategy is to opportunistically repurchase shares at a discount to its underlying net asset value, thereby continuing to build value for long-term shareholders. In 2002, the Company did not repurchase any of its outstanding common stock or UPREIT Units. At December 31, 2002 the Company had authorization to repurchase 3,135,800 shares of common stock and UPREIT Units under the stock repurchase program.

Corporate Governance Initiatives

During 2002, the Company's Board of Directors approved several new initiatives to further increase the transparency of financial reporting and to strengthen corporate governance. The Company has never adopted a shareholders rights plan (poison pill) or a staggered Board. The Company believes this clearly demonstrates that shareholders' interests are paramount to the Company.

In addition to the requirements set forth in the recently enacted Sarbanes-Oxley Act (the "2002 Act") and the recommendations approved by the New York Stock Exchange on August 1, 2002, the Company's Board of Directors approved the following policies:

- Beginning in 2003, stock options will be issued pursuant to a new plan to be submitted for shareholder approval. The new plan will include a provision that options will not vest automatically upon an employee's retirement but, instead, will continue to vest as scheduled. Re-pricing of options will be prohibited. Directors and executive officers will be required to hold stock issued in connection with a stock option exercise for a minimum of one year and will not be permitted to receive cash on an option exercise.

- All Directors and executive officers must file binding trading plans with the Company at least 30 days in advance of selling any shares of Home Properties. A plan can be filed or amended only in the absence of any inside information and only during a trading window.

- In the event of a downward restatement of earnings which is required as a result of material non-compliance due to misconduct, executive officers will be required to repay the portion of their bonus that constituted an overpayment. (This is in addition to the return of all bonus and stock sale profits by the CEO's and CFO as required by the 2002 Act.)

- Beginning in 2003, the Company will adopt the fair value method of accounting for stock options. The Company is studying the transition methods available under SFAS 148, "Accounting for Stock Based Compensation -- An Amendment of FAS 123" and has not yet determined what method will be used.

Competition

The Company competes with other multifamily owners and operators and other real estate companies in seeking properties for acquisition and in attracting potential residents. The Company's Properties are primarily in developed areas where there are other properties of the same type which directly compete for residents. The Company, however, believes that its focus on service and resident satisfaction gives it a competitive advantage. The Company also believes that the moderate level of new construction of multifamily properties in its markets in 2002, that generally require higher rental rates, will not have a material adverse effect on its turnover rates, occupancies or ability to increase rents and minimize operating expenses. During the past two years, the Company has encountered competition as it seeks attractive properties in broader geographic areas. Given the perceived depth of available opportunities, this increased level of competition has not prevented the Company from being able to meet its growth expectations.

Market Environment

From the IPO through 2000, the markets in which Home Properties operates could be characterized as stable, with moderate levels of job growth. During 2001 and continuing through 2002, many regions of the United States have experienced varying degrees of economic recession resulting in negative job growth for both the country as a whole and the Company's markets.

New construction in the Company's markets is low, relative to the existing multifamily housing stock and compared to other regions of the country. Most of the existing housing stock in the Company's markets was built before 1980. Zoning restrictions, a scarcity of land and high construction costs make new development difficult to justify in many of the Company's markets. In 2002, Home Properties' markets represented 19% of the total estimated existing U.S. multifamily housing stock, but only 13% of the country's estimated net new supply of multifamily housing units.

In 2001 and continuing through 2002, the recession reversed historical trends, with the net increase in the multifamily rental housing stock exceeding the estimated number of new units needed to satisfy increased demand.

In 2000, net new multifamily supply as a percent of net new multifamily demand in the Home Properties markets was approximately 49%, compared to a national average of 98%. In 2001 and 2002, both the national and the Company's markets have resulted in an estimated oversupply. The 2002 demand (oversupply) for the Company's markets relative to estimated net new multifamily supply still compares favorably to national averages.

The third to the last column in the Multifamily Supply and Demand table on page 10 shows the net new multifamily supply as percent of existing multifamily housing stock. In the Company's markets, net new supply only represents 0.5% of the existing multifamily housing stock. This compares to the national average net new multifamily supply estimates at 1.1% of the multifamily housing stock.

The information on the Market Demographics table on page 9 was compiled by the Company from the sources indicated on the table. The methods used includes estimates and, while the Company feels that the estimates are reasonable, there can be no assurance that the estimates are accurate. There can also be no assurance that the historical information included on the table will be consistent with future trends.

Market Demographics

MSA Market Area	% of Owned Units	2002 Number of Households	December Job Growth Trailing 12 Months % Change	December Job Growth Trailing 12 Months Actual	December Unemployment Rate	2002 Median Home Value	2002 Multifamily Units as a % of Total Housing Units Stock (4)	2002 Multifamily Housing Stock (5)
Northern VA/DC	15.8%	1,907,117	(1.1%)	(31,300)	6.1%	216,423	28.1%	564,182
Eastern PA [1]	14.7%	2,175,325	(0.6%)	(15,000)	5.3%	144,320	14.7%	343,001
Baltimore, MD	13.6%	997,096	(0.0%)	(200)	4.1%	143,314	17.8%	190,463
Detroit, MI	13.6%	1,707,591	(1.8%)	(39,000)	5.4%	117,256	15.5%	279,795
Downstate NY [3]	10.3%	1,556,642	(0.2%)	(4,500)	3.7%	284,761	14.1%	232,658
Northern NJ [2]	6.0%	2,095,306	(0.3%)	(9,100)	4.9%	247,532	17.6%	391,173
Rochester, NY	5.8%	421,111	(1.2%)	(6,700)	5.6%	107,159	12.9%	58,295
Chicago, IL	5.4%	3,006,188	(1.4%)	(57,400)	6.5%	172,333	26.6%	841,265
Buffalo, NY	3.9%	465,665	(0.4%)	(2,200)	5.8%	93,249	10.7%	54,580
Syracuse, NY	3.3%	281,720	(0.3%)	(1,100)	5.3%	92,053	14.0%	43,719
South Bend, IN	1.7%	101,252	(1.2%)	(1,600)	4.7%	82,390	11.9%	12,790
Boston, MA	1.7%	2,347,382	(1.4%)	(29,300)	4.4%	233,706	20.5%	503,342
Portland, ME	1.4%	110,975	(0.2%)	(300)	4.5%	179,865	12.9%	16,256
Hamden, CT	1.2%	651,074	(0.1%)	(200)	4.2%	301,898	17.1%	117,495
Delaware	1.0%	225,840	(1.9%)	(6,300)	3.6%	146,800	16.7%	40,123
Columbus, OH	0.6%	626,048	(0.3%)	(2,500)	4.0%	120,659	18.4%	122,914
Home Properties Markets	100.0%	18,676,332	(0.9%)	(206,700)	4.7%	192,388	19.2%	3,812,051
United States		107,753,800	(0.2%)	(246,000)	6.0%	121,300	16.7%	19,819,603

(1) Eastern Pennsylvania is defined for this report as Philadelphia, PA MSA & Allentown-Bethlehem-Easton MSA.

(2) Northern New Jersey is defined for this report as Middlesex-Somerset-Hunterdon MSA, Bergen-Passaic MSA, Monmouth-Ocean MSA, & Newark MSA.

(3) Downstate New York is defined for this report as the Hudson Valley Region of Dutchess Co MSA, Newburgh NY-PA MSA, Putnam & Ulster Counties; Long Island, NY (Nassau-Suffolk MSA); Westchester County MSA; & Rockland County MSA.

(4) Based on Claritas 2002 estimates calculated from the 2000 U.S. Census figures.

Sources: Bureau of Labor Statistics (BLS); Claritas, Inc.; US Census Bureau - Manufacturing & Construction Div.;

New York State Department of Labor, Div. Of Research and Statistics.

Data collected is data available as of February 13, 2002 and in some cases may be preliminary.

BLS is the principal fact-finding agency for the Federal Government in the broad field of labor economics and statistics.

Claritas Inc. is a leading provider of precision marketing solutions and related products/services.

U.S. Census Bureau's parent federal agency is the U.S. Dept. of Commerce, which promotes American business and trade.

(5) 2002 Multifamily Housing Stock is from Claritas estimates based on the 2000 U.S. Census.

Multifamily Supply and Demand

MSA Market Area	Estimated 2002 New Supply of Multifamily(6)	Estimated 2002 Multifamily Obsolescence (7)	Estimated 2002 Net New Multifamily Supply (8)	Estimated 2002 New Multifamily Household Demand (9)	Estimated Net New Multifamily Supply as a % of New Multifamily Demand	Estimated Net New Multifamily Supply as a % of New Multifamily Stock	Expected Excess Demand (10)	Expected Excess Revenue Growth (11)
Northern VA/DC	9,983	2,821	7,162	(5,877)	(121.9%)	1.3%	(13,039)	(2.3%)
Eastern PA [1]	1,861	1,715	146	(1,474)	(9.9%)	0.0%	(1,620)	(0.5%)
Baltimore, MD	1,601	952	648	(24)	(2735.1%)	0.3%	(672)	(0.1%)
Detroit, MI	2,651	1,399	1,252	(4,027)	(31.1%)	0.4%	(5,280)	(1.9%)
Downstate NY [3]	2,439	1,163	1,275	(422)	(302.3%)	0.5%	(1,697)	(0.7%)
Northern NJ [2]	2,927	1,956	971	(1,066)	(91.1%)	0.2%	(2,037)	(0.5%)
Rochester, NY	269	291	(23)	(576)	3.9%	(0.0%)	(553)	(0.9%)
Chicago, IL	9,302	4,206	5,096	(10,166)	(50.1%)	0.6%	(15,262)	(1.8%)
Buffalo, NY	444	273	171	(158)	(108.3%)	0.3%	(328)	(0.6%)
Syracuse, NY	231	219	12	(103)	(11.9%)	0.0%	(115)	(0.3%)
South Bend, IN	372	64	308	(127)	(243.0%)	2.4%	(435)	(3.4%)
Boston, MA	1,776	2,517	(741)	(4,012)	18.5%	(0.1%)	(3,270)	(0.1%)
Portland, ME	194	81	113	(26)	(435.8%)	0.7%	(138)	(0.9%)
Hamden, CT	88	587	(499)	(23)	2192.1%	(0.4%)	476	0.4%
Delaware	322	201	121	(702)	(17.3%)	0.3%	(824)	(2.1%)
Columbus, OH	5,179	615	4,565	(306)	(1490.7%)	3.7%	(4,871)	(4.0%)
Home Properties Markets	39,639	19,060	20,577	(29,443)	(69.9%)	0.5%	(50,022)	(1.3%)
United States	317,129	99,098	218,031	(27,462)	(793.9%)	1.1%	(245,493)	(1.2%)

(1)-(5) see footnotes prior page

(6) **Estimated 2002 New Supply of Multifamily** = Multifamily permits (2002 figures U.S. Census Bureau, Mfg. & Constr. Div., 5+ permits only) adjusted by the average % of permits resulting in a construction start (estimated at 95%).

(7) **Estimated 2002 Multifamily Obsolescence** = 0.5% of Estimated 2002 multifamily housing stock.

(8) **Estimated 2002 Net New Multifamily Supply** = Estimated 2002 New Supply of Multifamily - Estimated 2002 multifamily obsolescence.

(9) **2002 New Multifamily Household Demand** = Trailing 12 month job growth (Nonfarm, not seasonally adjusted payroll employment figures) (12/31/01-12/31/02) multiplied by the expected % of new household formations resulting from new jobs (66.7%) and the % of multifamily households in each market (based on Claritas estimates).

(10) **Expected Excess Demand =** Estimated 2002 New Multifamily Household Demand - Estimated 2002 Net New Multifamily Supply.

(11) **Expected Excess Revenue Growth** = Expected Excess Demand divided by 2002 Multifamily Housing Stock.

Regulation

Many laws and governmental regulations are applicable to the Properties and changes in the laws and regulations, or their interpretation by agencies and the courts, occur frequently. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. In addition, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1990, to be accessible to the handicapped. Non-compliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants. Management believes that the Properties are substantially in compliance with present ADA and FHAA requirements.

Under various laws and regulations relating to the protection of the environment, an owner of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in its property. These laws often impose liability without regard to whether the owner was responsible for, or even knew of, the presence of such substances. The presence of such substances may adversely affect the owner's ability to rent or sell the property or use the property as collateral. Independent environmental consultants have conducted "Phase I" environmental audits (which involve visual inspection but not soil or groundwater analysis) on substantially all of the Owned Properties. Phase I audit reports did not reveal any environmental liability that would have a material adverse effect on the Company. In addition, the Company is not aware of any environmental liability that management believes would have a material adverse effect on the Company. There is no assurance that Phase I reports would reveal all environmental liabilities or that environmental conditions not known to the Company may exist now or in the future which would result in liability to the Company for remediation or fines, either under existing laws and regulations or future changes to such requirements.

Under the Federal Fair Housing Act and state fair housing laws, discrimination on the basis of certain protected classes is prohibited. Violation of these laws can result in significant damage awards to victims. The Company has a strong policy against any kind of discriminatory behavior and trains its employees to avoid discrimination or the appearance of discrimination. There is no assurance, however, that an employee will not violate the Company's policy against discrimination and thus violate fair housing laws. This could subject the Company to legal actions and the possible imposition of damage awards.

Company Web Site and Access to Filed Reports

The Company maintains an Internet Web site at www.homeproperties.com. The Company provides access to its reports filed with the Securities and Exchange Commission ("SEC") through this Web site. These reports are available as soon as reasonably practicable after the reports are filed electronically with the SEC. In addition, paper copies of annual and periodic reports filed with the SEC may be obtained by contacting the Company's headquarters at the address located within the SEC filings or under Investors, Financial Information, on the aforementioned Web site.

Item 2. Properties

As of December 31, 2002, the Owned Properties consisted of 152 multifamily residential properties containing 41,776 apartment units. At the time of the IPO (August 4, 1994), Home Properties owned 11 communities containing 3,065 units and simultaneously with the closing of the IPO acquired an additional four communities containing 926 units. From the time just prior to the IPO to December 31, 2002, the Company experienced a compounded annualized growth rate of 36% in the number of apartment units it owned. In 2002, Home Properties acquired 4,492 apartment units in 21 communities for a total purchase price of approximately $430 million. Also in 2002, the Company sold 12 communities with a total of 1,724 units for total consideration of $87.1 million.

The Owned Properties are generally located in established markets in suburban neighborhoods and are well maintained and well leased. Average economic occupancy at the Owned Properties was 92% for 2002. The Owned Properties are typically two and three story garden style apartment buildings in landscaped settings and a majority are of brick or other masonry construction. The Company believes that its strategic focus on appealing to middle income and senior residents and the quality of the services it provides to such residents results in lower turnover. Average turnover at the Owned Properties was approximately 46% for 2002, which is significantly below the national average of 60% for garden-style apartments.

Resident leases are generally for a one year term. Security deposits equal to one month's rent are generally required.

Certain of the Owned Properties secure mortgage loans. See Schedule III contained herein (F-39 to F-43).

The table on the following pages illustrates certain of the important characteristics of the Owned Properties as of December 31, 2002.

Communities Wholly Owned
and Managed by Home Properties

Regional Area		# Of Apts	Age In Years	Year Acq	Average Apt Size (Sq Ft)	(2) 2002 % Mature Residents	(3) 2002 % Resident Turnover	(4) 2002 Average % Occupancy	2001 Average % Occupancy	2002 Avg Mo Rent Rate per Apt	2001 Avg Mo. Rent Rate per Apt	12/31/2002 Total Cost (000)
	Core Communities (1)											
CT - Hamden	Apple Hill Apartments	498	30	1998	789	25%	51%	93%	95%	$991	$899	$29,892
DE	HP of Newark	432	34	1999	856	5%	45%	90%	84%	707	674	25,305
IL – Chicago	Blackhawk	371	41	2000	860	15%	56%	93%	97%	838	795	20,781
IL - Chicago	Colonies Apartments	672	28	1998	656	15%	55%	93%	94%	681	640	31,375
IL - Chicago	Colony Apartments	783	29	1999	704	10%	55%	91%	94%	850	832	48,107
IL - Chicago	Cypress Place	192	32	2000	855	20%	39%	94%	96%	890	840	12,070
IN - South Bend	Candlewood Apartments	310	17	1998	1,000	14%	52%	92%	91%	691	681	15,309
IN - South Bend	Maple Lane	396	19	1999	950	5%	68%	89%	84%	655	652	20,358
MD - Baltimore	Bonnie Ridge	966	36	1999	1,023	9%	45%	93%	94%	944	883	61,301
MD - Baltimore	Canterbury Apartments	618	24	1999	933	2%	45%	96%	96%	729	679	27,753
MD - Baltimore	Carriage House Apartments	50	36	1998	786	17%	42%	88%	92%	613	583	1,463
MD - Baltimore	Country Village Apartments	344	31	1998	868	3%	56%	91%	91%	737	712	17,566
MD - Baltimore	Falcon Crest	396	33	1999	993	2%	55%	92%	94%	801	737	17,618
MD - Baltimore	Gateway Village	132	13	1999	965	3%	48%	95%	96%	985	887	8,280
MD - Baltimore	Morningside Heights Apartments	1,050	37	1998	870	6%	45%	89%	94%	729	669	49,039
MD - Baltimore	Owings Run	504	7	1999	1,142	3%	56%	89%	95%	964	924	38,887
MD - Baltimore	Selford Townhomes	102	15	1999	1,115	5%	44%	92%	93%	1,009	922	6,736
MD - Baltimore	Shakespeare Park	82	19	1999	833	95%	12%	99%	99%	608	610	4,111
MD - Baltimore	Timbercroft Townhomes	284	30	1999	990	3%	15%	99%	99%	654	650	9,363
MD - Baltimore	Village Square	370	34	1999	1,045	2%	45%	97%	97%	862	778	18,153
ME - Portland	Mill Co. Gardens	96	51	1998	550	19%	59%	97%	98%	632	597	2,766
ME - Portland	Redbank Village	500	58	1998	836	100%	37%	93%	95%	702	655	20,551
MI - Detroit	Bayberry	120	35	2000	950	12%	49%	93%	94%	791	765	6,859
MI - Detroit	Canterbury Square	336	30	1997	789	2%	49%	91%	94%	751	746	16,498
MI - Detroit	Carriage Hill Apartments	168	36	1998	783	56%	44%	94%	95%	769	761	8,096
MI - Detroit	Carriage Park Apartments	256	35	1998	777	19%	46%	94%	96%	732	707	12,057
MI - Detroit	Charter Square	494	31	1997	914	2%	54%	90%	93%	846	825	28,274
MI - Detroit	Cherry Hill Club Apartments	164	30	1998	878	8%	41%	93%	93%	647	619	6,839
MI - Detroit	Cherry Hill Village Apartments	224	36	1998	742	25%	50%	91%	92%	715	694	9,822
MI - Detroit	Deerfield Woods	144	26	2000	800	35%	39%	96%	96%	788	752	7,153
MI - Detroit	Fordham Green	146	26	1997	869	0%	52%	94%	94%	860	833	7,992
MI - Detroit	Golfview Manor	44	43	1997	662	12%	30%	97%	95%	561	532	878
MI - Detroit	Greentrees Apartments	288	31	1997	863	0%	53%	91%	94%	661	644	12,300
MI - Detroit	Hampton Court	182	30	2000	972	5%	65%	90%	89%	653	610	8,132
MI - Detroit	Kingsley Apartments	328	32	1997	792	5%	44%	90%	91%	687	681	16,435
MI - Detroit	Lakes Apartments	434	15	1999	948	2%	57%	87%	89%	901	912	28,389
MI - Detroit	Macomb Manor	217	33	2000	867	15%	36%	95%	97%	676	648	9,679
MI - Detroit	Oak Park Manor	298	47	1997	887	4%	46%	92%	94%	793	727	13,378
MI - Detroit	Parkview Gardens	483	48	1997	731	4%	39%	94%	94%	620	592	11,288
MI - Detroit	Scotsdale Apartments	376	27	1997	790	9%	40%	93%	97%	695	672	15,762
MI - Detroit	Southpointe Square	224	31	1997	776	20%	54%	90%	93%	645	627	7,446
MI - Detroit	Springwells Park	303	61	1999	1,014	25%	54%	88%	93%	999	957	21,736
MI - Detroit	Stephenson House	128	35	1997	668	6%	70%	90%	92%	678	662	3,986
MI - Detroit	Woodland Gardens	337	36	1997	719	5%	55%	90%	94%	762	735	15,850
NJ - Northern	East Hill Gardens	33	44	1998	695	42%	27%	96%	93%	1,204	1059	2,523
NJ - Northern	Lakeview Apartments	106	33	1998	492	26%	33%	97%	98%	995	916	7,007
NJ - Northern	Oak Manor Apartments	77	46	1998	775	27%	34%	96%	97%	1,476	1,332	6,341

Property Development

Management believes that new construction of market rate multifamily apartments is not economically feasible in most of its markets. Therefore, Home Properties' prior development and redevelopment activities were limited to government-assisted multifamily housing. In 1996, the Operating Partnership acquired substantially all of the assets of C.O.F., Inc. (formerly Conifer Realty, Inc.) and Conifer Development, Inc. (collectively, "Conifer"), a developer and manager of government-assisted multifamily housing.

Effective December 31, 2000, the Company sold its affordable housing development operations to Conifer, LLC. Conifer, LLC is led by Richard J. Crossed, a former Executive Vice President and former director of the Company. The Company retained property management operations for 8,325 apartment units in 136 existing affordable communities.

In December 2002, the Company, including its equity affiliates (the Management Companies), determined that it would market for sale virtually all of the assets associated with its interests in various affordable property limited partnerships. Such assets include the equity interest in the affordable housing partnerships, loans, advances and management contracts. As a result, the Company, including its equity affiliates, recorded impairment charges aggregating $14.2 million in the fourth quarter of 2002. Such charges principally relate to reducing recorded amounts relating to the previously mentioned assets to estimated fair value.

The Company has retained the ability to develop new market rate communities, but does not plan to focus on this activity. Rather, it plans to engage in development activity only on a very selective basis.

Property Management

As of December 31, 2002, the Managed Properties consist of: (i) 8,072 apartment units where Home Properties is the general partner of the entity that owns the property; and (ii) 1,993 apartment units managed for others. In addition, as of December 31, 2002, the Operating Partnership and the Management Companies also engaged in the following property management activities: (i) commercial properties managed for an affiliate which contain approximately 2.2 million square feet of gross leasable area; (ii) a master planned community managed for an affiliate known as Gananda; (iii) a 140-lot Planned Unit Development managed for an affiliate known as College Greene; (iv) a 400-lot Planned Unit Development managed for a third party known as Riverton; and (v) a 178 single family Planned Unit Development and 163 government assisted apartment units to be developed for an affiliate and known as Old Brookside. Management fees are based on a percentage of rental revenues or costs and, in certain cases, revenues from sales.

The Company may pursue the management of additional properties not owned by the Company, but will only do so when such additional properties can be effectively and efficiently managed in conjunction with other properties owned or managed by Home Properties.

The table on the following pages details managed multifamily communities broken down by market area.

Communities Wholly Owned
and Managed by Home Properties

Regional Area		# Of Apts	Age In Years	Year Acq	Average Apt Size (Sq Ft)	(2) 2002 % Mature Residents	(3) 2002 % Resident Turnover	(4) 2002 Average % Occupancy	2001 Average % Occupancy	2002 Avg Mo Rent Rate per Apt	2001 Avg Mo. Rent Rate per Apt	12/31/2002 Total Cost (000)
	Core Communities (1)											
CT - Hamden	Apple Hill Apartments	498	30	1998	789	25%	51%	93%	95%	$991	$899	$29,892
DE	HP of Newark	432	34	1999	856	5%	45%	90%	84%	707	674	25,305
IL – Chicago	Blackhawk	371	41	2000	860	15%	56%	93%	97%	838	795	20,781
IL - Chicago	Colonies Apartments	672	28	1998	656	15%	55%	93%	94%	681	640	31,375
IL - Chicago	Colony Apartments	783	29	1999	704	10%	55%	91%	94%	850	832	48,107
IL - Chicago	Cypress Place	192	32	2000	855	20%	39%	94%	96%	890	840	12,070
IN - South Bend	Candlewood Apartments	310	17	1998	1,000	14%	52%	92%	91%	691	681	15,309
IN - South Bend	Maple Lane	396	19	1999	950	5%	68%	89%	84%	655	652	20,358
MD - Baltimore	Bonnie Ridge	966	36	1999	1,023	9%	45%	93%	94%	944	883	61,301
MD - Baltimore	Canterbury Apartments	618	24	1999	933	2%	45%	96%	96%	729	679	27,753
MD - Baltimore	Carriage House Apartments	50	36	1998	786	17%	42%	88%	92%	613	583	1,463
MD - Baltimore	Country Village Apartments	344	31	1998	868	3%	56%	91%	91%	737	712	17,566
MD - Baltimore	Falcon Crest	396	33	1999	993	2%	55%	92%	94%	801	737	17,618
MD - Baltimore	Gateway Village	132	13	1999	965	3%	48%	95%	96%	985	887	8,280
MD - Baltimore	Morningside Heights Apartments	1,050	37	1998	870	6%	45%	89%	94%	729	669	49,039
MD - Baltimore	Owings Run	504	7	1999	1,142	3%	56%	89%	95%	964	924	38,887
MD - Baltimore	Selford Townhomes	102	15	1999	1,115	5%	44%	92%	93%	1,009	922	6,736
MD - Baltimore	Shakespeare Park	82	19	1999	833	95%	12%	99%	99%	608	610	4,111
MD - Baltimore	Timbercroft Townhomes	284	30	1999	990	3%	15%	99%	99%	654	650	9,363
MD - Baltimore	Village Square	370	34	1999	1,045	2%	45%	97%	97%	862	778	18,153
ME - Portland	Mill Co. Gardens	96	51	1998	550	19%	59%	97%	98%	632	597	2,766
ME - Portland	Redbank Village	500	58	1998	836	100%	37%	93%	95%	702	655	20,551
MI - Detroit	Bayberry	120	35	2000	950	12%	49%	93%	94%	791	765	6,859
MI - Detroit	Canterbury Square	336	30	1997	789	2%	49%	91%	94%	751	746	16,498
MI - Detroit	Carriage Hill Apartments	168	36	1998	783	56%	44%	94%	95%	769	761	8,096
MI - Detroit	Carriage Park Apartments	256	35	1998	777	19%	46%	94%	96%	732	707	12,057
MI - Detroit	Charter Square	494	31	1997	914	2%	54%	90%	93%	846	825	28,274
MI - Detroit	Cherry Hill Club Apartments	164	30	1998	878	8%	41%	93%	93%	647	619	6,839
MI - Detroit	Cherry Hill Village Apartments	224	36	1998	742	25%	50%	91%	92%	715	694	9,822
MI - Detroit	Deerfield Woods	144	26	2000	800	35%	39%	96%	96%	788	752	7,153
MI - Detroit	Fordham Green	146	26	1997	869	0%	52%	94%	94%	860	833	7,992
MI - Detroit	Golfview Manor	44	43	1997	662	12%	30%	97%	95%	561	532	878
MI - Detroit	Greentrees Apartments	288	31	1997	863	0%	53%	91%	94%	661	644	12,300
MI - Detroit	Hampton Court	182	30	2000	972	5%	65%	90%	89%	653	610	8,132
MI - Detroit	Kingsley Apartments	328	32	1997	792	5%	44%	90%	91%	687	681	16,435
MI - Detroit	Lakes Apartments	434	15	1999	948	2%	57%	87%	89%	901	912	28,389
MI - Detroit	Macomb Manor	217	33	2000	867	15%	36%	95%	97%	676	648	9,679
MI - Detroit	Oak Park Manor	298	47	1997	887	4%	46%	92%	94%	793	727	13,378
MI - Detroit	Parkview Gardens	483	48	1997	731	4%	39%	94%	94%	620	592	11,288
MI - Detroit	Scotsdale Apartments	376	27	1997	790	9%	40%	93%	97%	695	672	15,762
MI - Detroit	Southpointe Square	224	31	1997	776	20%	54%	90%	93%	645	627	7,446
MI - Detroit	Springwells Park	303	61	1999	1,014	25%	54%	88%	93%	999	957	21,736
MI - Detroit	Stephenson House	128	35	1997	668	6%	70%	90%	92%	678	662	3,986
MI - Detroit	Woodland Gardens	337	36	1997	719	5%	55%	90%	94%	762	735	15,850
NJ - Northern	East Hill Gardens	33	44	1998	695	42%	27%	96%	93%	1,204	1059	2,523
NJ - Northern	Lakeview Apartments	106	33	1998	492	26%	33%	97%	98%	995	916	7,007
NJ - Northern	Oak Manor Apartments	77	46	1998	775	27%	34%	96%	97%	1,476	1,332	6,341

Communities Wholly Owned and Managed by Home Properties

Regional Area		# Of Apts	Age In Years	Year Acq	Average Apt Size (Sq Ft)	(2) 2002 % Mature Residents	(3) 2002 % Resident Turnover	(4) 2002 Average % Occupancy	2001 Average % Occupancy	2002 Avg Mo Rent Rate per Apt	2001 Avg Mo, Rent Rate per Apt	12/31/2002 Total Cost (000)
NJ - Northern	Pleasant View Gardens Apartments	1,142	34	1998	745	18%	36%	92%	94%	933	884	65,562
NJ - Northern	Pleasure Bay Apartments	270	31	1998	667	28%	21%	97%	95%	799	735	11,076
NJ - Northern	Royal Gardens	550	34	1997	800	10%	25%	97%	97%	956	902	28,704
NJ - Northern	Wayne Village	275	37	1998	725	35%	25%	96%	96%	1,023	940	18,522
NJ - Northern	Windsor Realty	67	49	1998	675	16%	36%	96%	95%	955	884	4,785
NY - Alb/Hudson Valley	Carriage Hill	140	29	1996	845	35%	66%	95%	97%	1,074	939	6,676
NY - Alb/Hudson Valley	Cornwall Park	75	35	1996	1,320	7%	72%	95%	94%	1,540	1,388	6,867
NY - Alb/Hudson Valley	Lakeshore Villas	152	27	1996	956	0%	58%	95%	95%	896	814	7,278
NY - Alb/Hudson Valley	Patricia Apartments	100	28	1998	770	20%	30%	97%	96%	1,144	1025	6,597
NY - Alb/Hudson Valley	Sunset Gardens	217	31	1996	662	0%	55%	97%	95%	772	707	8,001
NY - Buffalo	Emerson Square	96	32	1997	650	38%	34%	98%	98%	624	593	3,400
NY - Buffalo	Idylwood	720	32	1995	700	7%	63%	90%	95%	644	619	24,862
NY - Buffalo	Paradise Lane at Raintree	324	30	1997	676	12%	49%	91%	96%	663	629	11,615
NY - Buffalo	Raintree Island	504	30	1985	704	22%	52%	92%	97%	687	649	18,258
NY - Long Island	Bayview/Colonial	160	35	2000	882	25%	34%	95%	93%	994	872	12,177
NY - Long Island	Coventry Village	94	27	1998	718	18%	33%	98%	97%	1,168	1092	5,012
NY - Long Island	Eastwinds	96	36	2000	888	15%	46%	92%	88%	999	887	7,539
NY - Long Island	Lake Grove	368	32	1997	879	40%	40%	97%	97%	1,218	1120	28,611
NY - Long Island	Maple Tree	84	51	2000	937	25%	23%	96%	91%	1,031	945	6,102
NY - Long Island	Mid-Island Estates	232	37	1997	690	16%	31%	97%	97%	1,029	956	13,530
NY - Long Island	Rider Apartments	24	41	2000	817	25%	25%	98%	95%	1,015	924	1,729
NY - Long Island	South Bay Manor	61	42	2000	849	10%	44%	88%	77%	1,269	1,083	6,277
NY - Long Island	Terry Apartments	65	26	2000	722	55%	40%	93%	95%	983	903	4,409
NY - Rochester	1600 East Avenue	164	43	1997	800	57%	80%	69%	75%	1,349	1,334	14,296
NY - Rochester	1600 Elmwood	210	42	1983	891	16%	39%	94%	93%	879	856	13,154
NY - Rochester	Brook Hill	192	30	1994	999	26%	49%	89%	95%	881	860	12,161
NY - Rochester	Newcastle Apartments	197	27	1982	873	36%	47%	88%	92%	755	743	11,427
NY - Rochester	Northgate, Manor	224	39	1994	800	17%	38%	88%	85%	677	675	11,090
NY - Rochester	Perinton Manor	224	32	1982	928	38%	46%	92%	94%	811	791	12,535
NY - Rochester	Pines of Perinton	508	25	1998	818	14%	26%	97%	97%	522	522	10,231
NY - Rochester	Riverton Knolls	240	28	1983	911	3%	63%	81%	86%	855	848	14,262
NY - Rochester	Spanish Gardens	220	28	1994	1,030	37%	38%	87%	93%	686	665	12,897
NY - Rochester	The Meadows	113	31	1984	890	45%	44%	95%	97%	700	667	5,643
NY - Rochester	Woodgate Place	120	29	1997	1,100	10%	77%	93%	96%	795	757	5,867
NY - Syracuse	Candlewood Gardens	126	31	1996	855	22%	49%	92%	95%	567	540	3,845
NY - Syracuse	Fairview Heights	210	38	1965	798	0%	108%	92%	94%	874	813	11,329
NY - Syracuse	Harborside Manor	281	29	1995	823	7%	43%	94%	94%	645	620	9,785
NY - Syracuse	Pearl Street	60	31	1995	855	3%	42%	92%	86%	557	534	1,799
NY - Syracuse	Village Green	448	16	1994	908	6%	54%	86%	89%	672	654	18,649
NY - Syracuse	Westminster Place	240	30	1996	913	0%	47%	95%	95%	643	611	8,672
OH - Columbus	Weston Gardens	242	29	1998	804	31%	70%	81%	85%	549	546	7,594
PA - Philadelphia	Arbor Crossing	134	33	1999	667	20%	39%	94%	95%	741	701	6,431
PA - Philadelphia	Beechwood Gardens	160	35	1998	775	25%	46%	97%	93%	725	683	5,512
PA - Philadelphia	Cedar Glen Apartments	110	35	1998	726	0%	53%	92%	92%	584	521	4,142
PA - Philadelphia	Chesterfield Apartments	247	29	1997	812	10%	53%	96%	94%	801	765	13,015
PA - Philadelphia	Curren Terrace	318	31	1997	782	27%	47%	91%	93%	845	800	17,592
PA - Philadelphia	Executive House	100	37	1997	696	41%	46%	96%	97%	864	832	6,371
PA - Philadelphia	Glen Brook	173	39	1999	689	12%	43%	94%	97%	711	676	7,316
PA - Philadelphia	Glen Manor	174	26	1997	667	22%	47%	92%	95%	699	671	7,110

Communities Wholly Owned
and Managed by Home Properties

Regional Area		# Of Apts	Age In Years	Year Acq	Average Apt Size (Sq Ft)	(2) 2002 % Mature Residents	(3) 2002 % Resident Turnover	(4) 2002 Average % Occupancy	2001 Average % Occupancy	2002 Avg Mo Rent Rate per Apt	2001 Avg Mo. Rent Rate per Apt	12/31/2002 Total Cost (000)
PA - Philadelphia	Hill Brook Place	274	34	1999	709	11%	48%	96%	97%	759	699	13,755
PA - Philadelphia	Home Properties of Bryn Mawr	316	51	2000	900	39%	56%	88%	91%	1,004	936	28,901
PA - Philadelphia	Home Properties of Castle Club	158	35	2000	974	31%	35%	98%	98%	784	741	11,294
PA - Philadelphia	Home Properties of Devon	629	39	2000	1299	15%	51%	89%	92%	1055	996	52,994
PA - Philadelphia	Home Properties of Golf Club	399	33	2000	821	15%	58%	89%	91%	963	897	33,899
PA - Philadelphia	Home Properties of Trexler Park	249	28	2000	1000	20%	76%	88%	91%	950	906	19,469
PA - Philadelphia	New Orleans Park	308	31	1997	693	20%	43%	94%	93%	739	704	16,070
PA - Philadelphia	Racquet Club East Apartments	467	31	1998	850	20%	40%	96%	96%	885	846	28,649
PA - Philadelphia	Racquet Club South	103	33	1999	821	25%	41%	96%	95%	777	728	5,517
PA - Philadelphia	Ridley Brook	244	40	1999	731	25%	40%	97%	98%	755	715	11,638
PA - Philadelphia	Sherry Lake Apartments	298	37	1998	811	62%	49%	96%	96%	1,022	954	21,322
PA - Philadelphia	The Landings	384	29	1996	987	15%	68%	91%	94%	910	859	24,114
PA - Philadelphia	Valley View Apartments	176	29	1997	769	15%	77%	91%	94%	759	724	9,256
PA - Philadelphia	Village Square	128	29	1997	795	17%	53%	91%	92%	833	797	6,905
PA - Philadelphia	William Henry	363	31	2000	900	25%	43%	88%	88%	1,017	950	33,810
VA - Suburban DC	Braddock Lee Apartments	254	47	1998	758	21%	38%	95%	95%	1,036	950	16,564
VA - Suburban DC	East Meadow	150	31	2000	1035	9%	59%	93%	96%	1,169	1,148	13,420
VA - Suburban DC	Elmwood Terrace	504	29	2000	1038	30%	61%	92%	91%	763	709	22,507
VA - Suburban DC	Manor, The	198	28	1999	844	4%	61%	91%	95%	893	860	9,399
VA - Suburban DC	Orleans Village	851	34	2000	1040	5%	46%	91%	96%	1,133	1,035	75,526
VA - Suburban DC	Park Shirlington Apartments	294	47	1998	758	20%	42%	95%	97%	1,076	979	19,295
VA - Suburban DC	Pavilion Apartments	432	34	1999	951	37%	31%	90%	91%	1,321	1,224	46,929
VA - Suburban DC	Seminary Hill	296	42	1999	884	8%	48%	92%	94%	1,088	999	16,391
VA - Suburban DC	Seminary Towers	548	38	1999	875	45%	39%	91%	94%	1,094	1015	32,804
VA - Suburban DC	Tamarron Apartments	132	15	1999	1,097	0%	38%	98%	97%	1,006	933	10,267
	Core Communities Total/Weighted Avg	34,464	33		858	17%	48%	92%	94%	$843	$796	$1,912,513

(1) "Core Communities" represents the 34,464 apartment units owned consistently throughout 2001 and 2002.
(2) "Mature Residents" is the percentage of residents aged 55 years or older as of December 31, 2002.
(3) "Resident Turnover" reflects, on an annual basis, the number of moveouts; divided by the total number of apartment units.
(4) "Average % Occupancy" is the average economic occupancy for the 12 months ended December 31, 2001 and 2002.
For communities acquired during 2001 and 2002, this is the average occupancy from the date of acquisition.

Communities Wholly Owned
and Managed by Home Properties

Regional Area		# Of Apts	Age In Years	Year Acq	Average Apt Size (Sq Ft)	(2) 2002 % Mature Residents	(3) 2002 % Resident Turnover	(4) 2002 Average % Occupancy	2001 Average % Occupancy	2002 Avg Mo Rent Rate per Apt	2001 Avg Mo, Rent Rate per Apt	12/31/2002 Total Cost (000)
	2001 Acquisition Communities											
IL - Chicago	Courtyards	224	31	2001	673	5%	62%	91%	95%	$810	$798	$13,973
MD - Baltimore	Fenland Field	234	32	2001	934	5%	45%	94%	95%	897	851	15,477
MD - Baltimore	Mill Town Village Apartments	384	29	2001	812	9%	41%	90%	86%	669	579	20,851
MD - Baltimore	The Manor	435	33	2001	1017	5%	41%	95%	97%	1,044	1,004	37,937
MD - Baltimore	Woodholme Manor	176	33	2001	825	9%	33%	94%	95%	594	552	7,053
NY - Long Island	Devonshire Hills	297	34	2001	803	55%	60%	90%	94%	1,642	1,610	49,727
NY - Long Island	Southern Meadows	452	31	2001	810	20%	49%	96%	97%	1,231	1,146	42,133
VA - Suburban DC	Virginia Village	344	35	2001	1028	12%	56%	91%	89%	1,096	1,053	29,908
VA - Suburban DC	Wellington Lakes	160	31	2001	675	3%	76%	90%	95%	708	679	7,661
VA - Suburban DC	Wellington Woods	114	30	2001	688	4%	54%	95%	98%	715	691	5,429
	2001 Total/Weighted Average	2,820	32		856	14%	50%	93%	94%	$1,001	$950	$230,149

(1) "Core Communities" represents the 34,464 apartment units owned consistently throughout 2001 and 2002.
(2) "Mature Residents" is the percentage of residents aged 55 years or older as of December 31, 2002.
(3) "Resident Turnover" reflects, on an annual basis, the number of moveouts; divided by the total number of apartment units.
(4) "Average % Occupancy" is the average economic occupancy for the 12 months ended December 31, 2001 and 2002. For communities acquired during 2001 and 2002, this is the average occupancy from the date of acquisition.

Communities Wholly Owned and Managed by Home Properties

Regional Area		# Of Apts	Age In Years	Year Acq	Average Apt Size (Sq Ft)	(2) 2002 % Mature Residents	(3) 2002 % Resident Turnover	(4) 2002 Average % Occupancy	2001 Average % Occupancy	2002 Avg Mo Rent Rate per Apt	2001 Avg Mo. Rent Rate per Apt	12/31/2002 Total Cost (000)
	2002 Acquisition Communities											
MA - Boston	Gardencrest Apartments	696	54	2002	847	50%	18%	96%	N/A	$1,060	N/A	$86,835
NY - Alb/Hudson Valley	Sherwood Consolidation	224	33	2002	813	16%	19%	96%	N/A	794	N/A	14,085
NY - Long Island	Cambridge Village Associates	82	35	2002	747	30%	19%	97%	N/A	1,190	N/A	5,978
NY - Long Island	Hawthorne Consolidation	434	34	2002	729	45%	35%	85%	N/A	1,146	N/A	35,029
NY - Long Island	Heritage Square	80	53	2002	703	30%	28%	97%	N/A	1,169	N/A	6,946
NY - Long Island	*Holiday/Muncy Consolidation*	143	23	2002	566	100%	12%	98%	N/A	894	N/A	9,817
NY - Long Island	Stratford Greens Associates	359	28	2002	725	10%	36%	93%	N/A	1,222	N/A	47,141
NY - Long Island	Westwood Village Apartments	242	33	2002	829	58%	30%	96%	N/A	1,651	N/A	32,071
NY - Long Island	Woodmont Village Apartments	96	34	2002	704	30%	38%	95%	N/A	1,082	N/A	8,933
NY - Long Island	Yorkshire Village Apartments	40	33	2002	779	50%	24%	95%	N/A	1,259	N/A	3,373
PA - Philadelphia	Green Acres	212	42	2002	926	46%	44%	94%	N/A	755	N/A	10,718
VA - Suburban DC	Brittany Place	591	34	2002	920	0%	39%	97%	N/A	931	N/A	44,760
VA - Suburban DC	Cider Mill	864	24	2002	834	4%	32%	91%	N/A	989	N/A	81,738
VA - Suburban DC	The Sycamores	185	24	2002	876	6%	13%	93%	N/A	1,142	N/A	20,352
VA - Suburban DC	*West Springfield Terrace*	244	24	2002	1,019	20%	52%	94%	N/A	1,183	N/A	34,210
	2002 Total/Weighted Average	4,492	34		828	26%	31%	94%	N/A	$1,098	N/A	$441,986
	Owned Portfolio Total/Weighted Avg	41,776	33		855	18%	46%	92%	94%	$877	$808	$2,584,648

(1) "Core Communities" represents the 34,464 apartment units owned consistently throughout 2001 and 2002.

(2) "Mature Residents" is the percentage of residents aged *55 years or older as of December* 31, 2002.

(3) "Resident Turnover" reflects, on an annual basis, the number of moveouts; divided by the total number of apartment units.

(4) "Average % Occupancy" is *the average economic occupancy* for the 12 months ended December 31, 2001 and 2002. For communities acquired during 2001 and 2002, this is the average occupancy from the date of acquisition.

Property Development

Management believes that new construction of market rate multifamily apartments is not economically feasible in most of its markets. Therefore, Home Properties' prior development and redevelopment activities were limited to government-assisted multifamily housing. In 1996, the Operating Partnership acquired substantially all of the assets of C.O.F., Inc. (formerly Conifer Realty, Inc.) and Conifer Development, Inc. (collectively, "Conifer"), a developer and manager of government-assisted multifamily housing.

Effective December 31, 2000, the Company sold its affordable housing development operations to Conifer, LLC. Conifer, LLC is led by Richard J. Crossed, a former Executive Vice President and former director of the Company. The Company retained property management operations for 8,325 apartment units in 136 existing affordable communities.

In December 2002, the Company, including its equity affiliates (the Management Companies), determined that it would market for sale virtually all of the assets associated with its interests in various affordable property limited partnerships. Such assets include the equity interest in the affordable housing partnerships, loans, advances and management contracts. As a result, the Company, including its equity affiliates, recorded impairment charges aggregating $14.2 million in the fourth quarter of 2002. Such charges principally relate to reducing recorded amounts relating to the previously mentioned assets to estimated fair value.

The Company has retained the ability to develop new market rate communities, but does not plan to focus on this activity. Rather, it plans to engage in development activity only on a very selective basis.

Property Management

As of December 31, 2002, the Managed Properties consist of: (i) 8,072 apartment units where Home Properties is the general partner of the entity that owns the property; and (ii) 1,993 apartment units managed for others. In addition, as of December 31, 2002, the Operating Partnership and the Management Companies also engaged in the following property management activities: (i) commercial properties managed for an affiliate which contain approximately 2.2 million square feet of gross leasable area; (ii) a master planned community managed for an affiliate known as Gananda; (iii) a 140-lot Planned Unit Development managed for an affiliate known as College Greene; (iv) a 400-lot Planned Unit Development managed for a third party known as Riverton; and (v) a 178 single family Planned Unit Development and 163 government assisted apartment units to be developed for an affiliate and known as Old Brookside. Management fees are based on a percentage of rental revenues or costs and, in certain cases, revenues from sales.

The Company may pursue the management of additional properties not owned by the Company, but will only do so when such additional properties can be effectively and efficiently managed in conjunction with other properties owned or managed by Home Properties.

The table on the following pages details managed multifamily communities broken down by market area.

Managed Communities by Market Area

Communities Managed as General Partner

Community Name	City	# of Apts.
UPSTATE NEW YORK		
Buffalo, NY Area		
Linda Lane Apartments	Cheektowaga	156
Rochester, NY Area		
Abraham Lincoln	Rochester	69
Ambassador Apartments	Rochester	54
Chevy Place	Rochester	77
College Greene Senior Apartments	N. Chili	110
East Court Apartments	Rochester	85
Ellis Hollow	Ithaca	100
Evergreen Hills	Macedon	232
Fort Hill	Canandaigua	57
Geneva Garden Apartments	Geneva	53
Highland Park	Dundee	91
Huntington Park Apartments	Rochester	75
Jefferson Park	Fairport	69
Lima Manor Apartments	Lima	32
Linderman Creek	Ithaca	56
Monica Place	Rochester	21
Nichols Schoolhouse Apartments	Nichols	13
Sandy Creek	Albion	24
Springside Meadows Apartments	West Henrietta	54
St. Bernard's Park	Rochester	59
St. Bernard's Park II	Rochester	88
St. Michael's Senior Housing	Rochester	28
Village Square	Painted Post	75
Walnut Hill	Dundee	59
Washington Park	Castile	24
YWCA	Rochester	86
Syracuse, NY Area		
Candlelight Lane Apartments	Liverpool	244
Canton Manor Apartments	Canton	30
Champion Apartments	West Carthage	32
Champion Apartments II	West Carthage	32
Church Street Apartments	Port Byron	39
Circle Drive Apartments I	Sidney	32
Circle Drive Apartments II	Sidney	24
Hunters Run	Dexter	40
LaFarge Senior Housing	Lafargeville	24
Ledges	Evans Mills	100
Lenox Landing	Syracuse	32
Macartovin	Utica	66
Mayrose Apartments	Oneonta	32
Meadowview I	Central Square	60
Meadowview II	Central Square	46
Meadowview III	Central Square	24
Northcliffe Apartments	Cortland	58
Norwich Senior Housing	Norwich	32
Oak Square Apartments	Oneonta	30
Penet Square Apartments	Lafargeville	24
Pontiac Terrace Apartments	Oswego	70
Read Memorial Senior Apartments	Hancock	28
Schoolhouse Apartments	Waterville	56
Schoolhouse Gardens	Groton	28
Sherburne Senior Housing	Sherburne	29
Wedgewood Apartments	Kirkville	70
Wedgewood II Senior Apartments	Kirkville	24
Windsor Place Apartments	N. Syracuse	180
Albany/Hudson Valley NY Area		
Adam Lawrence Apts	Corinth	40
Albert Carriere Apartments	Rouses Point	56
Apple Meadow Village	Hudson	48
Apple Meadow Village II	Hudson	10
Black Brook Senior Housing	Au Sable Forks	24
Bonnie View Terrace Apts	Wilmington	24
Cynthia Meadows	Greenwich	36

Communities Managed as General Partner

Community Name	City	# of Apts.
Albany/Hudson Valley NY Area (Continued)		
Greencourt Apartments	Mt. Vernon	76
Hillside Terrace	Poughkeepsie	64
Lakeside Manor Apartments	Schroon Lake	24
Louis Apartments	Coxsackie	24
Maple Ridge Senior Housing	Malone	40
Peppertree Apartments	Coxsackie	24
Peppertree Park	Coxsackie	24
Riverwood Apartments I	Stillwater	24
Riverwood Apartments II	Stillwater	24
Roderick Rock Senior Housing	Rouses Point	24
South 15th Apartments	Mt. Vernon	66
Terrace View Apartments	Yonkers	48
Trinity Senior Apartments	Yonkers	45
Webster Manor Apts	Malone	32
Other New York State Areas Managed Out of the Erie, PA Office		
Arcade Manor	Arcade	24
Belmont Village Court	Belmont	24
Blairview Apartments	Blairsville	42
Bolivar Manor	Bolivar	24
Canisteo Manor	Canisteo	24
Carrollton Heights	Limestone	18
Cattaraugus Manor	Cattaraugus	24
Little Valley Estates	Little Valley	24
Maple Apartments	Alfred	24
Maple Leaf Apartments	Franklinville	24
Portville Manor	Portville	24
Portville Square	Portville	24
Yorkshire Corners	Delevan	24
WESTERN PENNSYLVANIA		
Erie, PA Area		
Arlington Manor	Greenville	48
Brandy Spring Apartments	Mercer	40
Bridgeview Apartments	Emlenton	36
Connellsville Heights	Connellsville	36
Creekside Apartments	Leechburg	30
Derry Round House	Derry	26
Freedom Apartments	Ford City	28
Green Meadow Apartments	Pittsburgh	1,072
Greenwood Apartments	Mt. Pleasant	36
Harrison City Commons	Harrison City	38
Independence Apartments	Mt. Pleasant	28
Lake City Apartments	Lake City	44
Lake Street Apartments	Girard	32
Liberty Apartments	Brookville	28
Lincoln Woods Apartments	Warren	44
Little Creek (Isabella Estates)	Saxonburg	26
Mercer Manor	Mercer	26
Millwood Arms	Ford City	28
Oswayo Apartments	Shinglehouse	18
Parkview Apartments	Brookway	24
Rivercourt Apartments	Tionesta	18
Rose Square	Connellsville	11
Scottdale Plaza Apartments	Scottdale	22
Seneca Woods Apartments	Seneca	40
Sheffield Country Manor	Sheffield	24
Silver Maples Apartments	Ulysses	24
Summit Manor	Cresson	24
Taylor Terrace	W. Pittsburgh	30
Tionesta Manor	Tionesta	36
Tower View Apartments	Tower City	25
Townview Apartments	St. Mary's	36
Tremont Station	Tremont	24
Washington Street Apartments	Conneautville	30
Woodside Apartments	Grove City	32
Wright Village	Sandy Lake	24

Communities Managed as General Partner

Community Name	City	# of Apts.
INDIANA		
Dunedin Apartments	South Bend	168
NORTHERN/CENTRAL OHIO		
Briggs/Wedgewood Apartments	Columbus	868
Sunset West Apartments	Conneaut	40
Villas of Geneva	Geneva	40
NEW JERSEY		
Leland Gardens	Plainfield	256
Millstream Apartments	Washington Township	96
BALTIMORE, MD		
Morningside Seniors	Owings Mills	82
Total Communities Managed as General Partner		***8,072***

Communities Fee Managed

Community Name	City	# of Apts.
UPSTATE NEW YORK		
Rochester, NY Area		
Eastgate Homes	Elmira	101
Fight Village	Rochester	246
Hudson Housing	Rochester	55
Albany, NY Area		
Council Meadows	Burnt Hills	25
Green Meadow Apts	Chester	36
BALTIMORE, MD		
Annapolis Roads Apartments	Annapolis	282
Chesapeake Bay Apartments	Annapolis	108
Dunfield Townhomes	Baltimore	312
Fox Hall	Baltimore	720
DETROIT, MI		
Woodward Heights Apartments	Royal Oak	108
Total Communities Fee Managed		***1,993***

Supplemental Property Information

At December 31, 2002, none of the Properties have an individual net book value equal to or greater than ten percent of the total assets of the Company or would have accounted for ten percent or more of the Company's aggregate gross revenues for 2002.

Item 3. Legal Proceedings

The Company is a party to certain legal proceedings. All such proceedings, taken together, are not expected to have a material adverse effect on the Company's liquidity, financial position or results of operations. The Company is also subject to a variety of legal actions for personal injury or property damage arising in the ordinary course of its business, most of which are covered by liability insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such legal proceedings and claims will not have a material adverse effect on the Company's liquidity, financial position or results of operations.

Item 4. Submission of Matters to Vote of Security Holders

None.

Item 4A. Executive Officers and Key Employees

The following table sets forth, as of February 21, 2003, the nine executive officers and certain of the key employees of the Company, together with their respective ages, positions and offices.

Name	Age	Position
Norman P. Leenhouts	67	Chairman, Co-Chief Executive Officer and Director of Home Properties, Chairman and Director of HP Management and Chairman and Director of HPRS
Nelson B. Leenhouts	67	President, Co-Chief Executive Officer and Director of Home Properties, President, Chief Executive Officer and Director of HP Management and Director and President of HPRS
Edward J. Pettinella	51	Executive Vice President and Director of Home Properties, HP Management and HPRS
David P. Gardner	47	Senior Vice President and Chief Financial Officer of Home Properties, HP Management and HPRS
Ann M. McCormick	46	Senior Vice President, General Counsel and Secretary of Home Properties, HP Management and HPRS
Scott A. Doyle	41	Senior Vice President, Residential Property Management of Home Properties, HP Management and HPRS
Johanna A. Falk	38	Senior Vice President and Chief Administrative Officer of Home Properties, Senior Vice President of HP Management and HPRS
John E. Smith	52	Senior Vice President, Acquisitions of Home Properties, HP Management and HPRS
Robert J. Luken	38	Vice President, Treasurer and Chief Financial Analyst of Home Properties, HP Management and HPRS

Name	Age	Position
William E. Beach	56	Vice President, Commercial Property Management of Home Properties, HP Management and HPRS
William L. Brown	59	Vice President, Construction and Engineering of Home Properties, HP Management and HPRS
Charis W. Copin	53	Vice President, Investor Relations of Home Properties, HP Management and HPRS
Timothy A. Florczak	47	Vice President, Education of Home Properties, HP Management and HPRS
Mildred R. Hemstetter	67	Vice President, Residential Property Management of Home Properties, HP Management and HPRS
Marianne Holman	49	Vice President, Residential Property Management of Home Properties, HP Management and HPRS
Gerald B. Korn	56	Vice President, Mortgage Finance of Home Properties, HP Management and HPRS
Laurie Leenhouts	46	Vice President, Residential Property Design of Home Properties, HP Management and HPRS
Paul O'Leary	51	Vice President, Acquisitions and Due Diligence of Home Properties, HP Management and HPRS
Bernard J. Quinn	46	Vice President, Residential Property Management of Home Properties, HP Management and HPRS
James E. Quinn, Jr.	47	Vice President, Residential Property Management of Home Properties, HP Management and HPRS
Alan Regan	39	Vice President, Affordable Housing of Home Properties, HP Management and HPRS
Janine M. Schue	40	Vice President, Human Resources of Home Properties, HP Management and HPRS
Joseph M. Stafford	31	Vice President and Controller of Home Properties
Richard J. Struzzi	49	Vice President, Development of Home Properties, HP Management and HPRS
Kathleen K. Suher	35	Vice President, Assistant Counsel of Home Properties, HP Management and HPRS
Robert C. Tait	45	Vice President, Commercial Property Management of Home Properties, HP Management and HPRS
Marilyn Thomas	52	Vice President, Residential Property Management of Home Properties, HP Resident Services and HPRS
Linda Vicari	40	Vice President, Residential Property Management of Home Properties, HP Management and HPRS

Information regarding Nelson and Norman Leenhouts and Edward Pettinella is set forth below under "Board of Directors" in Item 10.

David P. Gardner has served as Senior Vice President of the Company since 2000, Chief Financial Officer of the Company since its inception, and Vice President and Chief Financial Officer of HP Management and HPRS since their inception. Since May 2002, he has served HP Management and HPRS as Senior Vice President. Mr. Gardner joined Home Leasing Corporation in 1984 as Vice President and Controller. In 1989, he was named Treasurer of Home Leasing and Chief Financial Officer in December 1993. From 1977 until joining Home Leasing, Mr. Gardner was an accountant at Cortland L. Brovitz & Co. Mr. Gardner is a graduate of the Rochester Institute of Technology and is a Certified Public Accountant.

Ann M. McCormick has served as Senior Vice President since 2000, and Vice President and General Counsel and Secretary of the Company and HP Management since their inception. She has also served as Secretary and General Counsel of HPRS since 1998 and as Vice President since 2000. Since May 2002, she has served HP Management and HPRS as Senior Vice President. Mrs. McCormick joined Home Leasing in 1987 and was named Vice President, Secretary and General Counsel in 1991. Prior to joining Home Leasing, she was an associate with the law firm of Nixon Peabody LLP. Mrs. McCormick is a graduate of Colgate University and holds a Juris Doctor from Cornell University.

Scott A. Doyle has served as Senior Vice President since 2000, and Vice President of the Company since 1997. He has also served as Vice President of HPRS since 2000. Since May 2002, he has served HP Management and HPRS as Senior Vice President. He joined Home Properties in 1996 as a Regional Property Manager. Mr. Doyle has been in property management for 20 years and is a Certified Property Manager (CPM) as designated by the Institute of Real Estate Management. Prior to joining Home Properties he worked with CMH Properties, Inc., Rivercrest Realty Associates and Arcadia Management Company. Mr. Doyle is a graduate of S.U.N.Y. at Plattsburgh, New York.

Johanna A. Falk has served as Senior Vice President since 2000, Chief Administrative Officer since February 2003, and Vice President of the Company since 1997. She has also served as Vice President of HPRS since 2000. Since May 2002, she has served HP Management and HPRS as Senior Vice President. She joined the Company in 1995 as an investor relations specialist, was responsible for the Information Systems Department through 2002, and was promoted to Chief Administrative Officer in February 2003. Prior to joining the Company, Mrs. Falk was employed as a marketing manager at Bausch & Lomb Incorporated and Champion Products, Inc. and as a financial analyst at Kidder Peabody. She is a graduate of Cornell University and holds a Masters Degree in Business Administration from the Wharton School of The University of Pennsylvania.

John E. Smith joined Home Properties as Vice President of Acquisitions in 1997 and was elected Senior Vice President in 2001. Since May 2002, he has served HP Management and HPRS as Senior Vice President. Prior to joining the Company, Mr. Smith was general manager for Direct Response Marketing, Inc. and Executive Vice President for The Equity Network, Inc. Mr. Smith was Director of Investment Properties at Hunt Commercial Real Estate for 20 years. He has been a Certified Commercial Investment Member (CCIM) since 1982, a New York State Certified Instructor and has taught commercial real estate courses in four states.

Robert J. Luken has served as Chief Financial Analyst since February 2002, Treasurer of the Company since 2000 and as Vice President since 1997. Since 2001, he had also served as Vice President and Controller of HPRS and HP Management. He joined the Company in 1996, serving as its Controller. Prior to joining the Company, he was the Controller of Bell Corp. of Rochester and an Audit Supervisor for PricewaterhouseCoopers LLP. Mr. Luken is a graduate of St. John Fisher College and is a Certified Public Accountant. Mr. Luken serves on the Finance Committee of the Ronald McDonald House Charities in Rochester, New York.

William E. Beach has served as Vice President of the Company and HP Management since their inception. Since May 2002, Mr. Beach has also served as a Vice President of HPRS. He joined Home Leasing in 1972 as Vice President. Mr. Beach is a graduate of Syracuse University and is a Certified Property Manager (CPM) as designated by the Institute of Real Estate Management.

William L. Brown has served as Vice President of the Company since 2000. Since May 2002, Mr. Brown has also served as Vice President of HP Management and HPRS. He joined the Company in 1998 when the Company acquired the multi-family assets owned by the Siegel Organization in Baltimore, Maryland. Mr. Brown had served as an Executive Vice President of the Siegel Organization since 1970. He is a graduate of the University of Baltimore.

Charis W. Copin has served as Vice President of the Company since 2001. Since May 2002, Ms. Copin has also served as Vice President of HP Management and HPRS. She joined Home Properties in 2001 as Director of Investor Relations. Prior to joining the Company, she was Director of Investor Relations at PSC Inc. since 1996. She had previously held various senior management positions in Marketing, Corporate and Investor Relations, and Strategic Planning at RCSB Financial, Inc., the holding company for Rochester Community Savings Bank. Ms. Copin holds an MBA from the Rochester Institute of Technology and a BA from St. Lawrence University. She also serves on the Board of Directors of Fairport Savings Bank and on the Board of Trustees of Geva Theatre Center.

Timothy A. Florczak has served as Vice President of the Company since its inception. Since May 2002, Mr. Florczak has also served as Vice President of HP Management and HPRS. He joined Home Leasing in 1985 as a Vice President. Prior to joining Home Leasing, Mr. Florczak was Vice President of Accounting of Marc Equity Corporation. Mr. Florczak is a graduate of the State University of New York at Buffalo.

Mildred R. Hemstetter has served as Vice President of the Company since 2001. Since May 2002, Ms. Hemstetter has also served as Vice President of HP Management and HPRS. Prior to joining Home Properties in 1999, she had served as Vice President of Property Management for The Macks-Fidler Organization in Baltimore, Maryland for 40 years. Ms. Hemstetter is the Regional Leader for the Mid-Atlantic, Baltimore Region. She also serves on the Maryland Multi-Housing Association Executive Board, is a Senior Registered Apartment Manager, and a HUD Certified Assisted Housing Manager.

Marianne C. Holman has served as Vice President of the Company since 2001. Since May 2002, Ms. Holman has also served as Vice President of HP Management and HPRS. She joined the Company in 1999 and served as a Property Manager for the Detroit Region until January 2001, when she was promoted to Regional Leader. Ms. Holman has been in property management for 19 years. In her career, she has worked for private and public property management companies, including Equity Residential. Ms. Holman is a licensed Michigan real estate broker, a Certified Property Manager (CPM), as designated by the Institute of Real Estate Management, and is the President of the Detroit Metropolitan Apartment Association.

Gerald B. Korn has served as Vice President and been employed at the Company since 1998. Since May 2002, Mr. Korn has also served as Vice President of HP Management and HPRS. From 1984 until 1998, he was employed by Rochester Community Savings Bank in various capacities, including as Senior Vice President in charge of the bank's national commercial real estate portfolio. Prior to 1984, Mr. Korn was employed for 11 years as a FDIC Bank Examiner. Mr. Korn is a graduate of the Rochester Institute of Technology.

Laurie A. Leenhouts has served as Vice President of the Company since its inception and has been Vice President of HP Management since 1998. Since May 2002, Ms. Leenhouts has also served as Vice President of HPRS. She joined Home Leasing in 1987 and has served as Vice President since 1992. Ms. Leenhouts is a graduate of the University of Rochester. She is the daughter of Norman Leenhouts.

Paul O'Leary has served as Vice President of the Company since its inception. Since May 2002, Mr. O'Leary has also served as Vice President of HP Management and HPRS. He joined Home Leasing in 1974 and has served as Vice President of Home Leasing since 1978. Mr. O'Leary is a graduate of

Syracuse University and is a Certified Property Manager (CPM) as designated by the Institute of Real Estate Management.

Bernard J. Quinn has served as Vice President of the Company since 2000. Since May 2002, Mr. Quinn has also served as Vice President of HP Management and HPRS. He joined the Company in 1997 and served as a Property Manager in the Philadelphia region until 2000 when he was appointed Regional Leader of the New Jersey region. Prior to joining the Company, Mr. Quinn was employed by Mill Creek Realty in Philadelphia. Mr. Quinn has a Pennsylvania real estate license and is a graduate of Villanova University. He serves on the Board of Directors as Treasurer of the New Jersey Apartment Association.

James E. Quinn, Jr. has served as Vice President of the Company since 1998. He has also served as Vice President of HPRS since 2000 and Vice President of HP Management since May 2002. He joined the Company in 1997 as the regional leader for the Philadelphia region. Mr. Quinn also serves as the regional leader for the Boston Region. Prior to joining the Company, Mr. Quinn was Vice President of Mill Creek Realty Group. Mr. Quinn is a licensed Pennsylvania real estate broker and is a graduate of Drexel University. Mr. Quinn serves as the Vice President of the Apartment Association of Greater Philadelphia and on the Board of Directors of the Rental Housing Association of the Greater Boston Real Estate Board.

Alan Regan has served as Vice President of the Company since 2001. Since May 2002, Mr. Regan has also served as Vice President of HP Management and HPRS. He joined the Company in 2000 as Director of Affordable Housing. Prior to joining Home Properties, Mr. Regan was the Chief Operating Officer with Landsman Development Corporation. Mr. Regan is a graduate of Fredonia State College.

Janine M. Schue has served as Vice President of the Company since February 2002, after joining the Company in October of 2001. Since May 2002, Ms. Schue has also served as Vice President of HP Management and HPRS. Prior to joining the Company, she was employed by NetSetGo as Vice President of Human Resources and prior to that by Wegmans Food Markets, Inc. as Director of Human Resources. Ms. Schue is a graduate of the State University of New York at Albany and holds a Masters of Education.

Joseph M. Stafford has served as Controller since joining the Company in February 2002 and as Vice President since February 2003. Prior to joining the Company, he was an Audit Manager for PricewaterhouseCoopers LLP. Mr. Stafford is a graduate of Syracuse University and is a Certified Public Accountant.

Richard J. Struzzi has served as Vice President of the Company and HP Management since their inception. He has also served as Vice President of HPRS since December 2000. He joined Home Leasing in 1983 as a Vice President. Mr. Struzzi is a graduate of the State University of New York at Potsdam and holds a Masters Degree in Public School Administration from St. Lawrence University. He is the son-in-law of Nelson Leenhouts.

Kathleen K. Suher joined the Company as in-house counsel in 1998 and was named Vice President in 2001. Since May 2002, Mrs. Suher has also served as Vice President of HP Management and HPRS. Prior to joining Home Properties, she was an associate with the law firm of Nixon Peabody LLP, specializing in real estate. Mrs. Suher is a graduate of the University of Rochester and holds a Juris Doctor from Syracuse University College of Law.

Robert C. Tait has served as Vice President of the Company and HP Management since their inception. Since May 2002, Mr. Tait has also served as Vice President of HPRS. He joined Home Leasing in 1989 and served as Vice President of Home Leasing since 1992. Prior to joining Home Leasing, he was a manufacturing/industrial engineer with Moscom Corp. Mr. Tait is a graduate of Princeton University, holds a Masters Degree in Business Administration from Boston University and holds the Real Property Administrator Degree from the Building Owners and Managers International Institute. Married to Director Amy L. Tait, he is the son-in-law of Norman Leenhouts.

Marilyn Thomas has served as Vice President of the Company and HPRS since 1999. Since May 2002, Mrs. Thomas has also served as Vice President of HP Management. She joined the Company in 1998. Prior to joining Home Properties, Mrs. Thomas was Vice President at Patterson-Erie Corporation for 15 years, working in the affordable housing, market rate apartment and development areas. Mrs. Thomas is a licensed Pennsylvania real estate broker and has been a Certified Property Manager since 1988.

Linda Vicari has served as Vice President of the Company since February 2002. Since May 2002, Ms. Vicari has also served as Vice President of HP Management and HPRS. She joined the Company in November 2000 as a Regional Leader for the Pittsburgh/Ohio Region. Ms. Vicari holds a Bachelors degree in Business Management and Economics from the State University of New York at Fredonia. She is a Certified Property Manager (CPM) and is the Charity Liaison of the Executive Council for the Pittsburgh Chapter of the Institute of Real Estate Management. Ms. Vicari has worked in the residential property management industry for 21 years, ser ving areas spanning ten states.

PART II

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters

The Common Stock has been traded on the New York Stock Exchange ("NYSE") under the symbol "HME" since July 28, 1994. The following table sets forth for the previous two years the quarterly high and low sales prices per share reported on the NYSE, as well as all distributions paid.

	High	Low	Distribution
2001			
First Quarter	$28.63	$25.89	$.57
Second Quarter	$30.21	$27.50	$.57
Third Quarter	$32.26	$29.00	$.57
Fourth Quarter	$33.42	$29.63	$.60
2002			
First Quarter	$34.45	$31.40	$.60
Second Quarter	$37.94	$33.79	$.60
Third Quarter	$37.91	$31.25	$.60
Fourth Quarter	$34.55	$28.28	$.61

As of February 21, 2003, the Company had approximately 6,400 shareholders of record, 27,562,407 common shares (plus 15,966,018 UPREIT Units convertible into 15,966,018 common shares and Preferred Stock convertible into 3,235,592 common shares) were outstanding, and the closing price was $31.50. It is the Company's policy to pay dividends. The Company has historically paid dividends on a quarterly basis in the months of February, May, August and November. The Credit Agreement relating to the Company's $115 million line of credit provides that the Company may not pay any distribution if a distribution, when added to other distributions paid during the three immediately preceding fiscal quarters, exceeds the greater of: (i) 90% of funds from operations, and 110% of cash available for distribution; and (ii) the amounts required to maintain the Company's status as a REIT.

Item 6. Selected Financial and Operating Information

The following table sets forth selected financial and operating data on a historical basis for the Company and should be read in conjunction with the financial statements appearing elsewhere in this Form 10-K (amounts in thousands, except per share data).

	2002	2001	2000	1999	1998
Revenues:					
Rental Income	$378,133	$333,923	$284,142	$206,583	$131,385
Other Income	17,429	18,117	21,582	16,435	11,685
TOTAL REVENUES	395,562	352,040	305,724	223,018	143,070
Expenses:					
Operating and maintenance	165,087	147,026	128,269	95,738	63,556
General & administrative	12,649	10,542	6,485	5,241	3,276
Interest	77,314	65,699	56,150	39,056	23,711
Depreciation & amortization	66,388	61,917	49,698	35,392	22,086
Impairment of assets held as General Partner	3,183	-	-	-	-
Loss on available-for-sale securities	-	-	-	2,123	-
Non-recurring acquisition expense	-	-	-	6,225	-
TOTAL EXPENSES	324,621	285,184	240,602	183,775	112,629
Income from operations	70,941	66,856	65,122	39,243	30,441
Gain (loss) on disposition of property and business	(356)	26,241	(1,386)	457	-
Equity in earnings (losses) of unconsolidated affiliates	(17,493)	123	(1,747)	201	(146)
Income before minority interest, discontinued operations and extraordinary item	53,092	93,220	61,989	39,901	30,295
Minority interest	12,703	31,574	23,505	15,819	11,835
Income from continuing operations	40,389	61,646	38,484	24,082	18,460
Discontinued operations, net of minority interest	6,609	2,928	2,972	2,296	1,188
Income before extraordinary item	46,998	64,574	41,456	26,378	19,648
Extraordinary item, prepayment penalties, net of minority interest	(2,059)	(68)	-	(96)	(960)
Net Income	44,939	64,506	41,456	26,282	18,688
Preferred dividends	(14,744)	(17,681)	(12,178)	(1,153)	-
Premium on Series B preferred stock repurchase	(5,025)	-	-	-	-
Net income available to common shareholders	$25,170	$ 46,825	$29,278	$25,129	$18,688
Basic earnings per share data:					
Income from continuing operations	$ .79	$ 1.99	$ 1.28	$ 1.23	$ 1.33
Discontinued operations	.25	.13	.14	.12	.08
Extraordinary item	(.07)	-	-	(.01)	(.07)
Net income available to common shareholders	$ .97	$ 2.12	$ 1.42	$ 1.34	$ 1.34
Diluted earnings per share data:					
Income from continuing operations	$ .78	$ 1.98	$ 1.27	$ 1.23	$ 1.32
Discontinued operations	.25	.13	.14	.12	.08
Extraordinary item	(.07)	-	-	(.01)	(.07)
Net income available to common shareholders	$ .96	$ 2.11	$ 1.41	$ 1.34	$ 1.33
Cash dividends declared per common share	$ 2.41	$ 2.31	$ 2.16	$ 1.97	$ 1.83
Balance Sheet Data:					
Real estate, before accumulated depreciation	$2,597,278	$2,135,078	$1,895,269	$1,480,753	$940,788
Total assets	2,456,266	2,063,789	1,871,888	1,503,617	1,012,235
Total debt	1,335,807	992,858	832,783	669,701	418,942
Series B convertible cumulative preferred stock	-	48,733	48,733	48,733	-
Stockholders' equity	726,242	620,596	569,528	448,390	361,956
Other Data:					
Net cash provided by operating activities	$143,537	$148,505	$127,218	$90,526	$60,548
Net cash used in investing activities	($294,831)	($139,106)	($178,466)	($190,892)	($297,788)
Net cash provided by (used in) financing activities	$149,357	($ 9,129)	$56,955	$71,662	$266,877
Funds from Operations (1)	$121,745	$136,604	$120,854	$80,784	$55,966
Cash available for distribution (2)	$100,654	$120,994	$107,300	$78,707	$49,044
Weighted average number of shares outstanding:					
Basic	26,054,535	22,101,027	20,639,241	18,697,731	13,898,221
Diluted	26,335,316	22,227,521	20,755,721	18,800,907	14,022,329
Total communities owned at end of period	152	143	147	126	96
Total apartment units owned at end of period	41,776	39,007	39,041	33,807	23,680

(1) Management considers funds from operations ("FFO") to be an appropriate measure of performance of an equity REIT. FFO is defined as net income excluding gains or losses from the sales of property and business, extraordinary items, minority interest in the Operating Partnership, plus real estate depreciation. Management believes that in order to facilitate a clear understanding of the combined historical operating results of the Company, FFO should be considered in conjunction with net income as presented in the consolidated financial statements included elsewhere herein. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indication of the Company's performance or to cash flow as a measure of liquidity.

The calculation of FFO for the previous five years is presented as follows:

	2002	2001	2000	1999	1998
Net income available to common shareholders	$ 25,170	$ 46,825	$ 29,278	$25,129	$18,688
Convertible Preferred dividends[(a)]	10,589	17,681	12,178	1,153	-
Premium paid on Series B repurchased[(b)]	5,025	-	-	-	-
Depreciation from real property[(c)]	67,919	64,589	52,297	37,473	23,715
Impairment on General Partner Investment[(d)]	1,470	-	-	-	-
(Gain) loss from sale of property	356	(26,241)	1,386	(457)	-
Minority interest	12,703	32,844	24,819	16,570	11,946
Minority interest – discontinued operations	1,174	838	896	820	657
(Gain) loss from sale of discontinued operations	(4,720)				
Extraordinary item	2,059	68	-	96	960
FFO	$121,745	$136,604	$120,854	$80,784	$55,966
Weighted average common shares/units outstanding:					
Basic	42,062.1	37,980.0	35,998.3	31,513.8	22,871.7
Diluted[(a)]	46,466.4	45,063.6	41,128.4	32,044.9	22,995.8

(a) The calculation of FFO assumes the conversion of dilutive common stock equivalents and convertible preferred stock. Therefore, the convertible preferred dividends are added to FFO, and the common stock equivalent is included in the diluted weighted average common shares/units outstanding.

(b) FFO for 2002 includes adding back the premium on the Series B preferred stock repurchase of $5,025.

(c) Includes amounts passed through from unconsolidated investments.

(d) FFO for 2002 includes adding back the loss associated with the Company's investment in limited partnerships held as a general partner. The investment in the limited partnership is considered real estate for purposes of FFO.

All REITs may not be using the same definition for FFO. Accordingly, the above presentation may not be comparable to other similarly titled measures of FFO of other REITs.

(2) Cash Available for Distribution is defined as Funds from Operations less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 ($400 used for 2001 and $375 used for 1998-2000) per apartment unit. It is the Company's policy to fund its investing activities and financing activities with the proceeds of its line of credit, new debt, by the issuance of additional Units in the Operating Partnership, or proceeds from property dispositions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion should be read in conjunction with consolidated financial statements, the notes thereto, and the selected financial data appearing elsewhere in this report. Historical results and percentage relationships set forth in the consolidated financial statements, including trends which might appear, should not be taken as indicative of future operations. The Company considers portions of the information to be "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, with respect to the Company's expectations for future periods. Forward-looking statements include, without limitation, statements related to acquisitions (including any related pro forma financial information) future capital expenditures, financing sources and availability and the effects of environmental and other regulations. Although the Company believes that the expectations reflected in those forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and sales, and continued access to capital to fund growth. For this purpose, any statements contained herein that are not statements of historical fact should be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects", "seeks", "estimates", and similar expressions are intended to identify forward-looking statements. Readers should exercise caution in interpreting and relying on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and could materially affect the Company's actual results, performance or achievements.

The Company is engaged primarily in the ownership, management, acquisition, rehabilitation and development of residential apartment communities in the Northeastern, Mid-Atlantic and Midwestern United States. As of December 31, 2002, the Company operated 296 apartment communities with 51,841 apartments. Of this total, the Company owned 152 communities, consisting of 41,776 apartments, managed as general partner 134 partnerships that owned 8,072 apartments and fee managed 1,993 apartments for affiliates and third parties. The Company also fee manages 2.2 million square feet of office and retail properties.

Results of Operations

Comparison of year ended December 31, 2002 to year ended December 31, 2001.

The Company owned 121 communities with 34,464 apartment units throughout 2001 and 2002 where comparable operating results are available for the years presented (the "2002 Core Properties"). For the year ending December 31, 2002, the 2002 Core Properties showed an increase in rental revenues of 4.1% and a net operating income increase of 3.6% over the 2001 year-end period. Property level operating expenses increased 5.1%. Average economic occupancy for the 2002 Core Properties decreased from 93.6% to 92.0%, with average monthly rental rates increasing 5.8% to $843 per apartment unit.

A summary of the 2002 Core Property net operating income is as follows:

	2002	2001	% Change
Rent	$320,783,000	$308,164,000	4.1%
Property Other Income	12,959,000	11,991,000	8.1%
Total Revenue	333,742,000	320,155,000	4.2%
Operating and Maintenance	(143,880,000)	(136,892,000)	(5.1%)
Net Operating Income	$189,862,000	$183,263,000	3.6%

During 2002, the Company acquired a total of 4,492 apartment units in 21 newly-acquired communities (the "2002 Acquisition Communities"). In addition, the Company experienced a full year results for the 2,820 apartment units in 10 apartment communities (the "2001 Acquisition Communities") acquired during 2001. The inclusion of these acquired communities generally accounted for the significant changes in operating results for the year ended December 31, 2002.

During 2002, the Company also disposed of 12 properties with a total of 1,724 units, which had partial results for 2002 (the "2002 Disposed Communities"). The results of these disposed properties have been reflected in discontinued operations.

For the year ended December 31, 2002, income from operations (income before gain on disposition of property and business, equity in earnings (losses) of unconsolidated affiliates, minority interest, discontinued operations and extraordinary item) increased by $4,085,000 when compared to the year ended December 31, 2001. The increase was primarily attributable to the following factors: an increase in rental income of $44,210,000 and a decrease in all other income of $688,000. These changes were partially offset by an increase in operating and maintenance expense of $18,061,000, an increase in general and administrative expense of $2,107,000, an increase in interest expense of $11,615,000, an increase in depreciation and amortization of $4,471,000 and the charge for impairment of assets held as General Partner of $3,183,000.

Of the $44,210,000 increase in rental income, $27,259,000 is attributable to the 2002 Acquisition Communities and $17,350,000 is attributable to the 2001 Acquisition Communities, offset in part by a $13,018,000 reduction attributable to the 2001 Disposed Communities. The balance of $12,619,000 relates to a 4.1% increase from the 2002 Core Properties due primarily to an increase of 5.8% in weighted average rental rates, offset by a decrease in average economic occupancy from 93.6% to 92.0%.

In addition to normal inflationary rent increases, the Company was successful in achieving above-normal increases at specific properties where rents were below the level of the average rent charged by our direct competition. An additional component of the 5.8% increase in weighted average rent results from the significant upgrading and repositioning efforts discussed under the Capital Improvements section of this report. The Company seeks a minimum 12% internal rate of return for these revenue-enhancing upgrades.

The decrease in average economic occupancy can be attributed to the decline in general economic conditions during 2002. Same-store occupancies have averaged approximately 95% for a number of years. During the second quarter of 2001, the Detroit regional market experienced softness that was partially related to announced lay-offs in the auto industry. A reduction in job growth leads to fewer household formations, which creates a reduction in demand for rental housing. During the third and fourth quarters of 2001, it became obvious that the recession was affecting all of our regions, as well as our competitors. Occupancy levels dipped to a low of 91.6% for the month of December 2001. From that low point in December 2001, occupancy levels increased slightly for all of 2002, averaging 92.2%

In this recessionary economic environment, it is very difficult to project rental rate and occupancy results. The Company has provided guidance for 2003, which, at the mid-point of the range, anticipates same store revenue growth of 3.7%, including above-average rental increases from the continued efforts to upgrade the properties. Occupancy levels are expected to remain below the levels they were at during 2002, producing an expected average for 2003 of 91.6%.

Property other income, which consists primarily of income from operation of laundry facilities, late charges, administrative fees, garage and carport rentals, net profits from corporate apartments, cable revenue, pet charges, and miscellaneous charges to residents, increased in 2002 by $1,595,000. Of this increase, $588,000 is attributable to the 2001 Acquisition Communities, $513,000 is attributable to the 2002 Acquisition Communities and $968,000 represents an 8.1% increase attributable to the 2002 Core Properties. These increases were offset in part by decreases attributable to the 2001 Disposed Communities of $474,000.

Interest and dividend income decreased in 2002 by $1,695,000, due to decreased levels of financing to affiliates and a lower interest rate environment.

Other income, which primarily reflects management and other real estate service fees recognized directly by the Company, decreased $588,000 due to decreased levels of management fees from properties directly managed by the Company. These decreased levels of management fees are directly attributable to the decrease in property revenue and occupancy at the managed properties as a result of the weak economy.

Of the $18,061,000 increase in operating and maintenance expenses, $7,233,000 is attributable to the 2001 Acquisition Communities, $10,010,000 is attributable to the 2002 Acquisition Communities and a reduction of $6,170,000 is attributable to the 2001 Disposed Communities. The balance for the 2002 Core Properties, a $6,988,000 increase in operating expenses or 5.1%, is primarily a result of increases in real estate taxes, personnel expense, property insurance, and repairs and maintenance costs, offset in part by decreases in natural gas utilities and snow removal costs. The insurance expense for the year reflects the impact of a legal settlement related to the portion of the policy year from January 1, 2002, to October 31, 2002, and reduced the expense by $2.7 million. See *Comparison of year ended December 31, 2001, to December 31, 2000*, for further information.

Natural gas costs for the Core Properties were down 10.3% for the twelve months, due to an unusually mild winter in 2002 compared to 2001 where we expensed a combination of extraordinary increases in natural gas prices as well as lower temperatures experienced in 2001. Management believed it was in the Company's best interest to take advantage of lower natural gas prices and to negotiate fixed price contracts starting in the Spring of 2001. As of December 31, 2002, the Company had fixed-price contracts covering 90% of its natural gas exposure for the 2002/2003 heating season. The Company has fixed-price contracts covering 75% of its natural gas exposure for the 2003/2004 heating season. Risk is further diversified by staggering contract term expirations. For the 2002/2003 heating season, the Company's negotiated average price per decatherm is approximately $4.38. If the Company were to purchase a twelve month fixed price contract today, the price per decatherm would be $6.37. Management expects pricing to reduce once the current heating season ends, which is the time frame new fixed contracts would be renegotiated. If rates do not decrease, the Company would incur higher heating costs during 2004.

The Company has provided guidance for 2003 which anticipates same store expense growth at the mid-point of the range of 5.1%. Natural gas costs are assumed to increase 8%, personnel expense is projected to increase 4%, and insurance costs are anticipated to increase 84%.

The operating expense ratio (the ratio of operating and maintenance expense compared to rental and property other income) for the 2002 Core Properties was 43.1% and 42.6% for 2002 and 2001, respectively. This 0.5% increase resulted from the 4.2% increase in total rental and property other income achieved through ongoing efforts to upgrade and reposition properties for maximum potential being offset by the 5.1% increase in operating and maintenance expense. In general, the Company's operating expense ratio is higher than that experienced in other parts of the country due to relatively high real estate taxes in its markets and the Company's practice, typical in its markets, of including heating expenses in base rent.

General and administrative expenses increased in 2002 by $2,107,000 or 20% from $10,542,000 in 2001 to $12,649,000 in 2002. As the Company expands geographically, the increases principally reflect increased efforts in serving residents and employees through new and expanded initiatives, including a help desk, call center, and an education department. Bonus expense increased $838,000 in 2002, net of amounts allocated to properties and the Management Companies. In addition, the Company incurred $882,000 in a legal settlement. During 2002, the Company reclassified certain property related operating expenses from General and Administrative to Operating and Maintenance. This reclassification was made as the Company determined that certain expenditures were more appropriately allocated to the properties' operations. The general and administrative expenses for 2001 reflect this same reclassification. The percentage of general and administrative expenses compared to total revenue was 3.2% for 2002 compared to 3.0% for 2001.

Interest expense increased in 2002 by $11,615,000 as a result of the acquisition of the 2002 Acquisition Communities and a full year of interest expense for the 2001 Acquisition Communities. The 2001

Acquisition Communities, costing in excess of $212,000,000, were financed with $68,000,000 of assumed debt in addition to the use of UPREIT Units. The 2002 Acquisition Communities, costing in excess of $430,000,000, were financed with $153,600,000 of assumed debt, in addition to the use of UPREIT Units. During the first and second quarters of 2002 the Company also closed on additional mortgage debt through Freddie Mac totaling $102,000,000. During the fourth quarter of 2002, the Company refinanced $101,000,000 in existing mortgage debt resulting in new borrowings of approximately $237,000,000. In addition, amortization from deferred charges relating to the financing of properties totaled $1,014,000 and $632,000, and was included in interest expense for 2002 and 2001, respectively.

Depreciation and amortization expense increased $4,471,000 due to the depreciation on the 2002 Acquisition Communities, the 2001 Acquisition Communities, the additions to the Core Properties, net of the Disposition Communities. The increase is net of the effect of the change in accounting estimate made by management effective January 1, 2002, related to the extension of certain depreciable lives of real estate and related assets. The change reduced depreciation expense for the year by approximately $10,000,000 (before allocation to minority interest). Specifically, the Company changed the useful lives of all buildings to 40 years regardless of the date of construction. Previously, the buildings were depreciated over 30-40 years based on the year of construction. In addition, for major kitchen and bathroom upgrades, the Company determined that a 20-year life was more appropriate rather than its previous life of 10 years. The Company believes that the change in useful lives is more reflective of the economic lives of the tangible assets and is also more comparable to its peer group.

The Company, including its equity affiliates (the Management Companies), determined in the fourth quarter of 2002 that it would market for sale the assets associated with its interests in various affordable property limited partnerships. Prior to the fourth quarter of 2002, the Company had been assessing whether to expand its holding in such assets, including seeking out additional management opportunities, to consider the sale of such assets, or to retain its existing portfolio of assets without further growth. The Company ultimately concluded that it would not seek to grow its portfolio of these types of assets. It was then determined that the existing affordable property limited partnerships required a disproportionate effort to manage which was not justified by the overall contribution to profit. The Company concluded that its strategic focus should be on the direct ownership and management of market rate properties. Accordingly, the decision to sell its assets in the affordable property limited partnerships was made.

The Company's assets related to the affordable property limited partnerships are comprised of management contracts, loans, advances and receivables and general partnership interests. An aggregate impairment charge of $14.2 million was recorded by the Company and its equity affiliates and resulted from adjusting the recorded amount of the assets to their estimated fair market value. The impairment charge was comprised of the following: (i) intangible assets (i.e. management contracts) were written down S985,000 to their estimated fair market value, (ii) loans, advances and other receivables which had previously been assessed for impairment based upon their estimated collectibility as determined under applicable accounting standards, are now, subsequent to the Company's decision to sell, required to be reflected at their estimated fair market value and, accordingly, were written down by an aggregate of $12,363,000 and (iii) the general partnership equity interests were written down $899,000 as certain of the Company's investments are now considered to have suffered an other than temporary impairment. As the assets are held by both the Company and its equity affiliates, the resultant impairment triggered by the decision to sell these assets is reflected in the statement of operations within the line items as follows:

Impairment of assets held as general partner	$ 2,448,000
Equity in earnings (losses) of unconsolidated affiliates	11,799,000
	$14,247,000

In addition to the above impairment charge, the Company's results of operations, prior to the decision to sell, were impacted by losses incurred by certain of the affordable property limited partnerships. These losses were a direct result of the weak economy and resulting decrease in occupancy levels. Loans, advances and other receivables of $3,256,000 ($164,000 by the Company and $3,092,000 by the equity affiliates) were written down due both to (i) the accounting requirements of EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses," which require the general partner to record a greater share of the underlying investment's losses where the investor (i.e. the Company including its equity affiliates) also has loans outstanding and the limited partner has no capital account and (ii) the assessment of recoverability of recorded amounts based upon the projected performance of the properties over the respective repayment terms. In addition, the Company recorded an other than temporary impairment of $571,000, $546,000 relating to the expiration in December 2002, of an option to acquire one of its equity interests. This change in circumstances was unrelated to the Company's decision to sell its interest. These assets are held by both the Company and its equity affiliates. The resultant charges that would have been recognized regardless of the Company's decision to sell the assets is reflected in the statement of operations within the line items as follows:

Impairment of assets held as general partner	$ 735,000
Equity in earnings (losses) of unconsolidated affiliates	3,092,000
	$3,827,000

The summary of the impairment and other charges related to the assets associated with the affordable property limited partnerships referenced in the previous paragraphs is as follows (in thousands):

	Sale Impairment			Other Charges			Totals		
Assets	Company[1]	Affiliates[2]	Total	Company[1]	Affiliates[2]	Total	Company[1]	Affiliates[2]	Combined
Loans, advances and other receivables	$ 564	$11,799	$12,363	$164	$3,092	$3,256	$ 728	$14,891	$15,619
Intangible assets	985	-	985	-	-	-	985	-	985
General partner equity	899	-	899	571	-	571	1,470	-	1,470
	$2,448	$11,799	$14,247	$735	$3,092	$3,827	$3,183	$14,891	$18,074

[1] Recorded by the Company in the line item "Impairment of assets held as General Partner"

[2] Recorded by the Affiliates, and reflected by the Company in the line item "Equity in earnings (losses) of unconsolidated affiliates"

During 2002, the Company reported a loss on disposition of property and business of $356,000 relating primarily to additional expenses incurred in the first quarter of 2002 for sales which closed in the fourth quarter of 2001. These costs represented a change in estimate from those accrued at the time of the sale.

Equity in earnings (losses) of unconsolidated affiliates decreased $17,616,000 from 2001 to 2002. A decrease of $2,725,000 arises from the reduction in the net contribution from property management and other activities of the Management Companies after allocating certain overhead and interest expense. This reflected a lower level of management fees associated with the performance of the managed affordable properties due to the weak economy, which negatively affected the properties' revenue and occupancy. The general and administrative overhead charges which increased approximately $600,000 represents an allocation of direct and indirect costs incurred by the Company estimated by management to be associated with the activities of the Management Companies. In addition to the above, prior to the decision to sell the assets associated with the limited partnership interest where the Company is the general partner, charges of $3,092,000 were recorded arising from operating losses and other charges directly associated with the performance of the partnerships where the Management Companies have outstanding loans, advances and other receivables. Finally, an impairment charge of $11,799,000 was recorded in order to reduce the assets to their estimated fair value arising from the Company's decision to sell (see table above).

Minority interest decreased $18,871,000 due to the decrease in income allocated to the OP Unitholders, which is primarily attributable to the combination of losses associated with the assets associated with the limited partnerships where the Company is a general partner and the significant gains on disposition of real estate during 2001, which were not recurring during 2002.

Included in discontinued operations for the year ended December 31, 2002 are the operating results, net of minority interest, of twelve apartment community dispositions and one apartment community (sold in January 2003) that were sold or considered held for sale as of December 31, 2002. The decrease in the income from operations component of discontinued operations principally relates to the less than 12 months of operations included in 2002 compared to 12 months in the prior year.

Extraordinary item, net of minority interest, increased in 2002 by $1,991,000 over 2001. This was due to prepayment penalties incurred on the Company's refinancings which took place during the fourth quarter of 2002.

Net income decreased $19,567,000 or 30% primarily attributable to the combination of the losses recorded by the equity affiliates related to the impairment and other charges described above and the significant gains on disposition of real estate during 2001 offset in part by the results of the 2002 Acquisition Communities, the 2001 Acquisition Communities, net of the 2001 Disposition Communities.

Comparison of year ended December 31, 2001 to year ended December 31, 2000.

The Company owned 99 communities with 28,887 apartment units throughout 2000 and 2001 where comparable operating results are available for the years presented (the "2001 Core Properties"). For the year ending December 31, 2001, the 2001 Core Properties showed an increase in rental revenues of 6.5% and a net operating income increase of 8.1% over the 2000 year-end period. Property level operating expenses increased 4.6%. Average economic occupancy for the 2001 Core Properties decreased from 94.5% to 93.8%, with average monthly rental rates increasing 7.3% to $781.

A summary of the 2001 Core Property net operating income is as follows:

	2001	2000	% Change
Rent	$254,039,000	$238,504,000	6.5%
Property Other Income	10,107,000	9,408,000	7.4%
Total Revenue	264,146,000	247,912,000	6.5%
Operating and Maintenance	(113,029,000)	(108,093,000)	(4.6%)
Net Operating Income	$151,117,000	$139,819,000	8.1%

During 2001, the Company acquired a total of 2,820 apartment units in 10 newly acquired communities (the "2001 Acquisition Communities"). In addition, the Company experienced a full year results for the 5,384 apartment units in 22 apartment communities (the "2000 Acquisition Communities") acquired during 2000. The inclusion of these acquired communities generally accounted for the significant changes in operating results for the year ended December 31, 2001.

During 2001, the Company also disposed of 14 properties with a total of 2,855 units, which had partial results for 2001 (the "2001 Disposed Communities").

For the year ended December 31, 2001, income from operations (income before gain on disposition of property and business, equity in earnings (losses) of unconsolidated affiliates, minority interest, discontinued operations and extraordinary item) increased by $1,734,000 when compared to the year ended December 31, 2000. The increase was primarily attributable to the following factors: an increase in rental income of $49,781,000 and a decrease in all other income of $3,465,000. These changes were partially offset by an increase in operating and maintenance expense of $19,022,000, an increase in general and administrative expense of $3,792,000, an increase in interest expense of $9,549,000, and an increase in depreciation and amortization of $12,219,000.

Of the $49,781,000 increase in rental income, $28,937,000 is attributable to the 2000 Acquisition Communities and $14,032,000 is attributable to the 2001 Acquisition Communities, offset in part by a $8,723,000 reduction attributable to the 2001 Disposed Communities. The balance of $15,535,000 relates to a 6.5% increase from the 2001 Core Properties due primarily to an increase of 7.3% in weighted average rental rates, offset by a decrease in average economic occupancy from 94.5% to 93.8%.

Property other income, which consists primarily of income from operation of laundry facilities, late charges, administrative fees, garage and carport rentals, net profits from corporate apartments, cable revenue, pet charges, and miscellaneous charges to residents, increased in 2001 by $1,895,000. Of this increase, $984,000 is attributable to the 2000 Acquisition Communities, $483,000 is attributable to the 2001 Acquisition Communities and $699,000 represents a 7.5% increase from the 2001 Core Properties, offset in part by a $271,000 reduction attributable to the 2001 Disposed Communities.

Interest and dividend income decreased in 2001 by $4,730,000. Of this decrease, $3,153,000 was due to the Company contributing loans due from affiliates to HPRS, in March 2001, described below. Subsequent to the transfer, the interest income is reported in Equity in earnings (losses) of unconsolidated affiliates. In addition, $1,091,000 reflected a reduction in interest earned from decreased levels of cash reserves invested.

Other income, which primarily reflects management and other real estate service fees recognized directly by the Company, decreased $630,000 due to a lower level of development fees offset by an increase in management fees from properties directly managed by the Company.

Of the $18,757,000 increase in operating and maintenance expenses, $13,890,000 is attributable to the 2000 Acquisition Communities, $4,714,000 is attributable to the 2001 Acquisition Communities and a reduction of $4,783,000 is attributable to the 2001 Disposed Communities. The balance for the 2001 Core Properties, a $4,936,000 increase in operating expenses or 4.6%, is primarily a result of increases in gas utilities, office and telephone expense, and real estate taxes, offset in part by decreases in repairs and maintenance, incentive compensation, and property insurance.

Natural gas costs for the Core Properties were up 43% for the twelve months, due to extraordinary increases in natural gas prices as well as lower temperatures in 2001 compared to above-average temperatures in 2000. Looking back the last ten years, the price of natural gas has been relatively stable. Historically, at the beginning of each heating season, rates experienced some pressures but start to stabilize at lower levels in January. The 2000/2001 heating season did not follow this same pattern. Spot prices per decatherm spiked over $10 in December 2000 and January 2001. This unusual pattern made it more difficult to execute economically feasible fixed price contracts. During the first quarter of 2001, the Company experienced extremely high costs for natural gas, producing a same-store increase in operating and maintenance costs of 15.1%.

Management believed it was in the Company's best interest to take advantage of lower natural gas prices and to negotiate fixed price contracts starting in the Spring of 2001. As of December 31, 2001, the Company had fixed-price contracts covering 90% of its natural gas exposure for properties owned by the Company at December 31, 2001.

In October 2001, the Company resolved a legal claim with an insurance provider and received a total settlement of $4.9 million. This refund was allocated to insurance expense in relation to the Company's estimate of loss spread over the corresponding policy term. The policy term covered November 1, 2000 to October 31, 2001 and November 1, 2001 to October 31, 2002. The amount of the settlement relating to the period from November 1, 2000 to December 31, 2001 was estimated to be $2.2 million, and that amount reduced insurance expense in the fourth quarter of 2001. The remaining settlement of $2.7 million related to the remaining policy period from January 1, 2001, through October 31, 2002, was amortized on a straight-line basis over that period.

The operating expense ratio (the ratio of operating and maintenance expense compared to rental and property other income) for the 2001 Core Properties was 42.3% and 43.6% for 2001 and 2000, respectively. This 1.3% reduction is a result of the 6.5% increase in total rental and property other income achieved through ongoing efforts to upgrade and reposition properties for maximum potential. In general, the Company's operating expense ratio is higher than that experienced in other parts of the country due to relatively high real estate taxes in its markets and the Company's practice, typical in its markets, of including heating expenses in base rent.

General and administrative expenses increased in 2001 by $4,057,000, or 63% from $6,485,000 in 2000 to $10,542,000 in 2001. As the Company expands geographically, the increases reflect increased efforts in serving residents and employees through new and expanded initiatives, including a help desk, call center, and an education department. In addition, the increase can be attributed to overhead costs, which had, historically, been allocated to the Company's affordable housing development business, which was sold in 2000 and the net results of which were reported in equity in earnings (losses) in unconsolidated affiliates. During 2002, the Company reclassified certain property related operating expenses from General and Administrative to Operating and Maintenance. Both 2001 and 2000 reflect this same reclassification. The percentage of general and administrative expenses compared to total revenue was 3.0% for 2001 compared to 2.1% for 2000.

Interest expense increased in 2001 by $9,549,000 as a result of the acquisition of the 2001 Acquisition Communities and a full year of interest expense for the 2000 Acquisition Communities. The 2000 Acquisition Communities, costing in excess of $322,000,000, were financed with $163,000,000 of assumed debt in addition to the use of UPREIT Units. The 2001 Acquisition Communities, costing in excess of $212,000,000, were financed with $68,000,000 of assumed debt, in addition to the use of UPREIT Units. During 2001, the Company refinanced $52,000,000 in existing mortgage debt resulting in new borrowings in excess of $131,000,000. In addition, amortization from deferred charges relating to the financing of properties totaling $632,000 and $566,000 was included in interest expense for 2001 and 2000, respectively.

Depreciation and amortization expense increased $12,219,000 due to the depreciation on the 2001 Acquisition Communities, the 2000 Acquisition Communities, the additions to the Core Properties, net of the 2001 Disposition Communities.

During 2001, the Company reported a gain on disposition of property and business of $26,241,000. This includes the disposition of 14 apartment communities with 2,855 units in six separate transactions for a total sales price of $122,000,000.

Equity in earnings (losses) of unconsolidated affiliates which reflects the net contribution from management and development activities after allocating certain overhead and interest expense, increased by $1,870,000 due primarily to interest income on loans from affiliated partnerships. The general and administrative overhead represents an allocation of direct and indirect costs incurred by the Company estimated by management to be associated with these activities. In March 2001, HPRS was recapitalized with a contribution of $23.7 million of loans to affiliated partnerships by the Company. This effectively shifted a significant amount of interest income to the equity in earnings (losses) of unconsolidated affiliates.

Minority interest increased $8,069,000 due to the increase in income allocated to the OP Unitholders, which is attributable to the 2001 Acquisition Communities, the 2000 Acquisition Communities, net of the 2001 Disposition Communities, and the gain on disposition of property and business.

Discontinued operations for the years ended December 31, 2001 and 2000 are the operating results, net of minority interest, of twelve apartment community dispositions and one apartment community (sold in January 2003) that were sold in 2002 or considered held for sale as of December 31, 2002.

Net income increased $23,050,000 or 56% primarily attributed to the results of the 2001 Acquisition Communities, the 2001 Acquisition Communities, net of the 2001 Disposition Communities, as previously discussed, and the gain on disposition of property and business.

Liquidity and Capital Resources

The Company's principal liquidity demands are expected to be distributions to the preferred and common stockholders and Operating Partnership Unitholders, capital improvements and repairs and maintenance for the properties, acquisition of additional properties, stock repurchases and debt repayments. The Company may also engage in transactions whereby it acquires equity ownership in other public or private companies that own and manage portfolios of apartment communities. Management anticipates the acquisition of properties of approximately $250 million in 2003, although there can be no assurance that such acquisitions will actually occur.

The Company intends to meet its short-term liquidity requirements through net cash flows provided by operating activities and the line of credit, as described below. The Company considers its ability to generate cash to be adequate to meet all operating requirements and make distributions to its stockholders in accordance with the provisions of the Internal Revenue Code, as amended, applicable to REITs.

To the extent that the Company does not satisfy its long-term liquidity requirements through net cash flows provided by operating activities and the line of credit described below, it intends to satisfy such requirements through the issuance of UPREIT Units, proceeds from the Dividend Reinvestment Plan ("DRIP"), proceeds from the sale of properties, property debt financing, or issuing additional common shares, shares of the Company's preferred stock, or other securities. As of December 31, 2002, the Company owned 22 properties, with 3,666 apartment units, which were unencumbered by debt.

An increase in a source of liquidity will be from the sale of properties. Since its IPO through 2000, the Company had sold only a few small properties. During 2001, the Company sold 14 communities for a total sales price of $122 million. During 2002 the Company sold 12 communities for a total sales price of $87.1 million. The Company was able to sell these properties at an average capitalization rate of 9.2% and reinvest in the acquisition of properties with more growth potential at an expected first year cap rate of 8.0%. While the capitalization rate from dispositions was 120 basis points higher than for acquisitions, the Company expects to realize a higher unleveraged IRR from its acquisitions due to higher rates of revenue growth. Management has included in its operating plan that the Company will strategically dispose of assets totaling approximately $100 million in 2003, although there can be no assurance that such dispositions will actually occur.

In May 1998, the Company's Form S-3 Registration Statement was declared effective relating to the issuance of up to $400 million of common stock, preferred stock or other securities. The available balance on the shelf registration statement at December 31, 2002 was $144,392,000.

In December 1999, the Class A limited partnership interests held by the State of Michigan Retirement Systems (originally issued in December 1996 for $35 million) were converted to Series A Convertible Cumulative Preferred shares ("Series A Preferred Shares") which retained the same material rights and preferences that were associated with the limited partnership interests. On November 28, 2001, the Series A Preferred Shares were converted to common shares. The conversion had no effect on reported results of operations.

In September 1999, the Company completed the sale of $50 million of Series B Preferred Stock in a private transaction with GE Capital. The Series B Preferred stock carries an annual dividend rate equal to the greater of 8.36% or the actual dividend paid on the Company's common shares into which the preferred shares can be converted. The stock has a liquidation preference of $25.00 per share, a conversion price of $29.77 per share, and a five-year, non-call provision. On February 14, 2002, 1,000,000 shares of the Series B Preferred stock were converted to 839,771 common shares. The conversion has no effect on the reported results of operations. On May 24, 2002 the Company repurchased the remaining 1.0 million shares outstanding at an amount equivalent to 839,772 common shares (as if the preferred shares had been converted). The Company repurchased the shares for $29,392,000 equal to the $35.00 common stock trading price when the transaction was consummated. A premium of $5,025,000 was incurred on the repurchase and has been reflected as a charge to net income available to common shareholders' in the consolidated statement of operations for the year ended December 31, 2002.

In May and June 2000, the Company completed the sale of $60 million of Series C Preferred Stock in a private transaction with affiliates of Prudential Real Estate Investors ("Prudential"), Teachers Insurance and Annuity Association of America ("Teachers"), affiliates of AEW Capital Management and Pacific Life Insurance Company. The Series C Preferred Stock carries an annual dividend rate equal to the greater of 8.75% or the actual dividend paid on the Company's common shares into which the preferred shares can be converted. The stock has a conversion price of $30.25 per share and a five-year, non-call provision. As part of the Series C Preferred Stock transaction, the Company also issued 240,000 warrants to purchase common shares at a price of $30.25 per share, expiring in five years. In January 2003, holders of 100,000 shares of Series C Preferred Shares elected to convert those shares for 330,579 shares of common stock.

In June 2000, the Company completed the sale of $25 million of Series D Preferred Stock in a private transaction with The Equitable Life Assurance Society of the United States. The Series D Preferred Stock carries an annual dividend rate equal to the greater of 8.775% or the actual dividend paid on the Company's common shares into which the preferred shares can be converted. The stock has a conversion price of $30 per share and a five-year, non-call provision.

In December 2000, the Company completed the sale of $30 million of Series E Preferred Stock in a private transaction, again with affiliates of Prudential and Teachers. The Series E Preferred Stock carries an annual dividend rate equal to the greater of 8.55% or the actual dividend paid on the Company's common shares into which the preferred shares can be converted. The stock has a conversion price of $31.60 per share and a five-year, non-call provision. In addition, as part of the Series E Preferred Stock transaction, the Company issued warrants to purchase 285,000 common shares at a price of $31.60 per share, expiring in five years. On August 20, 2002, 63,200 of the Series E Convertible Preferred Shares were converted into 200,000 shares of common stock. The conversion had no effect on the reported results of operations.

On February 28, 2002, the Company closed on two common equity offerings totaling 704,602 shares of the Company's common stock, at a weighted average price of $30.99 per share, resulting in net proceeds to the Company of approximately $21.8 million.

In March 2002, the Company issued 2,400,000 shares of its 9.00% Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Shares"), with a $25.00 liquidation preference per share. This offering generated net proceeds of approximately $58 million. The net proceeds were used to fund the Series B preferred stock repurchase, property acquisitions, and property upgrades. The Series F Preferred Shares are redeemable by the Company at anytime on or after March 25, 2007 at a redemption price of $25.00 per share, plus any accumulated, accrued and unpaid dividends. Each Series F Preferred share will receive an annual dividend equal to 9.00% of the liquidation preference per share (equivalent to a fixed annual amount of $2.25 per share).

In 2000, the Company obtained an investment grade rating from Fitch, Inc. The Company was assigned an initial corporate credit rating of "BBB" (Triple-B), with a rating of "BBB-" (Triple-B Minus) for Series C through E Convertible Preferred Stock.

The issuance of UPREIT Units for property acquisitions continues to be a source of capital for the Company. During 2002, the Company acquired an 864-unit property for a total purchase price of $81,500,000. The Company issued UPREIT units valued at approximately $11,500,000, with the balance funded by the assumption of debt and cash. During 2001, 520 apartment units in two separate transactions were acquired for a total cost of $33,000,000, using UPREIT Units valued at approximately $19,000,000 with the balance paid in cash or assumed debt.

In 1997, the Company's Board of Directors approved a stock repurchase program under which the Company may repurchase up to one million shares of its outstanding common stock and UPREIT Units. The shares/units may be repurchased through open market or privately negotiated transactions at the discretion of Company management. The Board's action did not establish a target price or a specific timetable for repurchase. At December 31, 1999, there was approval remaining to purchase 795,100 shares. In 2000, the Board of Directors approved a 1,000,000-share increase in the stock repurchase program. During 2000, the Company repurchased 468,600 shares at a cost of $12,664,000. In 2001, the Board of Directors approved a 1,000,000-share increase in the stock repurchase program. During 2001, the Company repurchased 754,000 shares and 436,700 UPREIT Units at a cost of $20,600,000 and $11,900,000, respectively. On August 6, 2002 the Board of Directors approved a 2,000,000-share increase in the stock repurchase program. During 2002, there were no shares or UPREIT Units repurchased by the Company. At December 31, 2002 the Company had authorization to repurchase 3,135,800 shares of common stock and UPREIT Units under the stock repurchase program.

In November 1995, the Company established a Dividend Reinvestment Plan. The Plan provides the stockholders of the Company an opportunity to automatically invest their cash dividends at a discount of 2% from the market price. In addition, eligible participants may make monthly payments or other voluntary cash investments in shares of common stock, typically purchased at discounts, which have varied between 2% and 3%. During 2001, $32,000,000 of common stock was issued under this plan, with an additional $27,400,000 of common stock issued in 2002.

The DRIP was amended, effective April 10, 2001, in order to reduce management's perceived dilution from issuing new shares at or below the underlying net asset value. The discount on reinvested dividends and optional cash purchases was reduced from 3% to 2%. The maximum monthly investment (without receiving approval from the Company) was reduced from $5,000 to $1,000. As expected, these changes significantly reduced participation in the Plan. Management will continue to monitor the relationship between the Company's stock price and estimated net asset value. During times when this difference is small, management has the flexibility to issue waivers to DRIP participants to provide for investments in excess of the $1,000 maximum monthly investment. In February 2002, the Company announced such waivers will be considered beginning with the March 2002 optional cash purchase, since management had believed at that time that the stock is trading at or above its estimate of net asset value. During 2002, the Company granted 53 waivers for purchases aggregating a total of $3,900,000.

During 2002, the Company extended its revolving line of credit with M&T Bank for a period of three years, increasing the line from $100,000,000 to $115,000,000. The Company's outstanding balance as of December 31, 2002 was $35,000,000. Borrowings under the line of credit bear interest at 1.15% over the one-month LIBOR rate. Accordingly, increases in interest rates will increase the Company's interest expense and as a result will affect the Company's results of operations and financial condition. The line of credit expires on September 1, 2005. The Credit Agreement relating to this line of credit provides for the Company to maintain certain financial ratios and measurements. One of these covenants is that the Company may not pay any distribution if a distribution, when added to other distributions paid during the three immediately preceding fiscal quarters, exceeds the greater of: (i) 90% of funds from operations and 110% of cash available for distribution; and (ii) the amount required to maintain the Company's status as a REIT. During the fourth quarter of 2002, the funds from operations payout ratio was 94% when measured for the calendar year. Due to the impairment charges recorded in the fourth quarter, the Company did not meet the required ratio. Appropriate waivers have been granted by the participating banks.

As of December 31, 2002, the weighted average rate of interest on the Company's mortgage debt was 6.45% and the weighted average maturity of such indebtedness was approximately eight years. Mortgage debt of $1.3 billion was outstanding with 99% at fixed rates of interest with staggered maturities. This limits the exposure to changes in interest rates, minimizing the effect of interest rate fluctuations on the Company's results of operations and cash flows.

The Company's net cash provided by operating activities decreased from $148,505,000 for the year ended December 31, 2001, to $143,537,000 for the year ended December 31, 2002. The decrease was principally due to changes in Other Assets, Accounts Payable and Accrued Liabilities.

Net cash used in investing activities increased from $139,106,000 in 2001 to $294,831,000 in 2002. The level of properties purchased increased in 2002 to $433,043,000 from $213,325,000, and the amount of mortgages assumed and UPREIT units issued increased $78,163,000. Other changes included a decrease of $31,367,000 in proceeds from the sale of properties, a decrease in property additions of $14,776,000, and an increase of $2,421,000 from the net change in advances to affiliates.

The Company's net cash provided by (used in) financing activities increased from using $9,129,000 in 2001 to providing $149,357,000 in 2002. The major source of financing in 2002 was $89,640,000 of proceeds from sales of preferred and common stock, net of the repurchase of the Series B preferred stock and $189,368,000 in net debt proceeds, used to fund property acquisitions and improvements. In 2001, proceeds from the sale of preferred stock and common stock totaled $8,423,000 and net debt proceeds of $92,268,000 were used to fund property acquisitions and additions.

On February 3, 2003, the Board of Directors approved a dividend of $.61 per share for the period from October 1, 2002 to December 31, 2002. This is the equivalent of an annual distribution of $2.44 per share. The dividend is payable February 27, 2003 to shareholders of record on February 18, 2003.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, management has utilized information available including industry practice and its own past history in forming its estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating its estimates inherent in these financial statements may not materialize. However, application of the accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates which may impact comparability of the Company's results of operations to those of companies in similar businesses.

Revenue Recognition

The Operating Partnership leases its residential properties under leases with terms generally one year or less. Rental income is recognized on a straight-line basis over the related lease term. As a result, deferred rents receivable are created when rental income is recognized during the concession period of certain negotiated leases and amortized over the remaining term of the lease. Property other income, which consists primarily of income from operation of laundry facilities, administrative fees, garage and carport rentals and miscellaneous charges to residents, is recognized when earned.

Property management fees are recognized when earned based on a contractual percentage of net monthly cash collected on rental income.

Prior to 2001, the Operating Partnership earned development and other fee income from properties in the development phase. This fee income was recognized on the percentage of completion method.

Change in Accounting Estimate

During the first quarter of 2002, the Company completed a comprehensive review of its real estate related useful lives for certain of its asset classes. As a result of this review, the Company changed its estimate of the remaining useful lives for its buildings and apartment improvements. Effective January 1, 2002, the estimated useful life of all buildings has been extended to 40 years and the estimated useful life of apartment improvements has been changed from 10 years to 20 years. Certain buildings had previously been depreciated over useful lives ranging from 30 to 40 years. As a result of the change, income before extraordinary item for the year-ended December 31, 2002 increased approximately $6.2 million or $.24 on a diluted per share basis. The Company believes the change reflects more appropriate remaining useful lives of the assets based upon the nature of the expenditures and is consistent with prevailing industry practice. This change has been accounted for prospectively in accordance with the provisions of Accounting Principle Board Opinion No. 20, Accounting Changes.

Impairment of Long-Lived Assets

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." This standard superceded SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of," but also retained its basic provision requiring (i) recognition of an impairment loss of the carrying amount of a long-lived asset if it is not recoverable from its undiscounted cash flows and (ii) measurement of an impairment loss as the difference between the carrying amount and fair value of the asset unless an asset is held for sale, in which case it would be stated at the lower of carrying amount or fair value less costs to dispose. However, SFAS No. 144 also describes a probability-weighted cash flow estimation approach to deal with situations which alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or a range is estimated. The determination of undiscounted cash flows requires significant estimates made by management (such as estimating future net operating income and estimating fair value upon sale of each property owned) and considers the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated actions could impact the determination of whether an impairment exists.

Discontinued Operations

In addition to the provisions of SFAS No. 144 described above, the standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It also retains the basic provisions for presenting discontinued operations in the income statement but broadened the scope to include a component of an entity rather than a segment of a business. Pursuant to the definition of a component of an entity in the SFAS, assuming no significant continuing involvement, the sale of an apartment community is now considered a discontinued operation. In addition, apartment communities classified as held for sale are also considered a discontinued operation. The Company generally considers assets to be held for sale when all significant contingencies surrounding the closing have been resolved, which often corresponds with the actual closing date.

Included in discontinued operations for the year ended December 31, 2002 are 12 apartment community dispositions and one apartment community (sold in January 2003) that is considered held for sale as of December 31, 2002. The operations of such apartment communities have been reflected as discontinued operations in the consolidated financial statements for each of the three years ended December 31, 2002 included herein.

Capital Improvements

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The Company is required to make subjective assessments as to the useful lives of its properties and improvements for purposes of determining the amount of depreciation to reflect on an annual basis. These assessments have a direct impact on the Company's net income. See "Change in Accounting Estimate" above.

Estimate of Fair Value of Assets Associated with General Partnership Interests

The Company uses estimates to determine the fair market value of assets associated with its general partner investment, including notes, advances, management contracts and the equity investment in the limited partnership. The notes and advances are assessed based on Management's estimated future cash flows, considering probabilities, discounted at a risk adjusted rate. The determination of such estimates considered prior sales and estimated values inherent in current contracts. The estimated fair value used could vary from the actual sales price of the assets which could result in further charges or gains recognized upon disposition.

Off-Balance Sheet Investments

The Company has investments in and advances to approximately 136 limited partnerships where the Company acts as the managing general partner. The Company accounts for these investments on the equity method of accounting, recording its share of the net income or loss based upon the terms of the partnership agreement. To the extent that it is determined that the limited partners cannot absorb their share of the losses, if any, the general partner will record the limited partners share of such losses. In addition, to the extent the Company has outstanding loans or advances and the limited partner has no remaining capital account, the Company will absorb such losses.

The Company, through its general partnership interest in certain affordable property limited partnerships, has guaranteed the low income housing tax credits to the limited partners for a period of either five or ten years in 75 partnerships totaling approximately $63,800,000. Such guarantee requires the Company to operate the properties in compliance with Internal Revenue Code Section 42 for 15 years. The weighted average number of compliance years remaining is approximately 10 years. In addition, acting as the general partner in certain partnerships, the Company is obligated to advance funds to meet partnership operating deficits. However, such funding requirements cease after a five year period. Should operating deficits continue to occur, the Company would determine on an individual partnership basis if it is in the best interest of the Company to continue to fund these deficits.

The Company believes the properties operations conform to the applicable requirements as set forth above and do not anticipate any payment on the low income housing tax credit guarantees described above.

In December 2002, the Company, including its equity affiliates, determined that it would market for sale virtually all of the assets associated with its interest in various affordable housing limited partnerships. Such assets include the equity interest in the affordable housing partnerships, loans, advances and management contracts. The Company, including its equity affiliates, recorded impairment charges aggregating $14.2 million in the fourth quarter of 2002. Such charges principally relate to reducing recorded amounts of the previously mentioned assets to their estimated fair values. In addition, in 2002, the Company recorded charges aggregating $3.8 million principally arising from the operating losses and other charges directly associated with the performance of these affordable properties due to the weak economy, which negatively affected the properties' revenue and occupancy.

The Company intends to sell the assets in three phases:

Phase I consists of the Company's interest in 37 properties containing 1,171 units, all New York State Rural Development properties, which are under contract to be sold. The decision to sell this first phase was made in the third quarter of 2002. A closing is anticipated by the second quarter of 2003 at approximately book value.

Phase II consists of the Company's interest in 49 properties with 1,396 units, all Pennsylvania Rural Development properties. Several offers for these properties are under review. The Company hopes to close on this phase during the second half of 2003.

Phase III consists of the Company's interest in the remaining 53 properties with 4,831 units, primarily located in Upstate New York and Pennsylvania. The Company hopes to have its assets associated with this phase under contract to be sold by the end of 2003 or early in 2004.

The Company plans on retaining the general partner interest in one 77-unit property located in Rochester, New York.

Losses anticipated in connection with the sale of the assets have been reflected in the $14.2 million impairment charges recorded in the fourth quarter of 2002. However, as these assets do not have a readily determinable market value, there can be no assurance that further losses or subsequent gains will not be realized. Gains on sale, if any, will be recognized when the sales actually occur.

These partnerships are funded with non-recourse financing. The Company's proportionate share of non-recourse financing, based on its legal ownership, was only $6,700,000 out of a total of $253,285,000 at December 31, 2002. The Company has guaranteed a total of $600,000 of debt associated with two of these partnerships. In addition, the Company, including the Management Companies, has provided loans and advances to certain of the partnerships aggregating $12,599,000 net of impairment and other charges of $12,126,000 at December 31, 2002. Prior to the Company's decision to sell these assets, the Company, after recording its share of the underlying investments income or loss, assessed the financial status and cash flow of each of the partnerships at each balance sheet date in order to assess recoverability of its investment in and advances to these affiliates. Once the decision to dispose of such assets was made, the Company estimated the fair value of such loans and advances from the buyer's perspective using estimated cash flows discounted at a risk adjusted return.

Summarized balance sheet information relating to these partnerships is as follows (amounts are in thousands):

	2002	2001
Balance Sheets:		
Real estate, net	$266,613	$280,864
Other assets	37,764	36,579
Total assets	$304,377	$317,443
Mortgage notes payable	$253,285	$253,798
Advances from affiliates	24,725	25,245
Other liabilities	15,125	18,140
Partners' equity	11,242	20,260
Total liabilities and partners' equity	$304,377	$317,443

In January 2003, the FASB issued Interpretation No. 46 – Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 – Consolidated Financial Statements. The interpretation addresses consolidation by businesses of special purpose entities (variable interest entities, "VIE"). Management is uncertain at this time but is assuming it is reasonably possible that each of the limited partnerships in which it holds the general partnership interest would be considered a VIE and the Company would consolidate all or a certain number of the limited partnerships assets and liabilities, all of which are summarized above.

Acquisitions and Dispositions

In 2002 the Company acquired a total of 21 communities with a total of 4,492 units for total consideration of approximately $430,000,000, or an average of approximately $95,700 per unit. For the same time period, the Company sold 12 properties with a total of 1,724 units for total consideration of $87,000,000, or an average of $50,500 per unit. The weighted average expected first year cap rate of the 2002 Acquisition Communities was 8.0% and of the 2002 Disposed Communities was 9.2%. The weighted average unleveraged internal rate of return (IRR) during the Company's ownership for the properties sold was 10.59%.

In January 2003, the Company sold two communities with a total of 552 units in Indiana and Ohio for total consideration of $20,600,000, or an average of $37,400 per unit. The expected weighted average first year cap rate on these sales is 8.8% (before a reserve for capital expenditures).

In February 2003, the Company acquired its second property in the Boston region in Stoughton, M.A. The total purchase price of $34,000,000, including closing costs, equates to approximately $121,400 per unit and was funded through the use of the Company's line of credit. The weighted average expected first year cap rate for this community is 7.7%.

Contractual Obligations and other Commitments

The primary obligations of the Company relate to its borrowings under the line of credit and mortgage notes payable. The $35,000,000 outstanding under the line of credit matures in September 2005. The $1.3 billion in mortgage notes payable have varying maturities ranging from 1 to 33 years. The principal payments on the mortgage notes payable for the years subsequent to December 31, 2002, are in the table below.

The Company has a non-cancelable operating ground lease for one of its properties. The lease expires May 1, 2020, with options to extend the term of the lease for two successive terms of twenty-five years each. The lease provides for contingent rental payments based on certain variable factors. At December 31, 2002, future minimum rental payments required under the lease are $70,000 per year until the lease expires. The Company leases its corporate office from an affiliate. The lease requires an annual base rent plus a pro-rata portion of property improvements, real estate taxes, and common area maintenance.

Tabular Disclosure of Contractual Obligations:

	Payments Due by Period (in thousands)						
Contractual Obligations	Total	2003	2004	2005	2006	2007	Thereafter
Long-Term Debt	$1,300,807	$25,820	$17,128	$15,317	$75,408	$174,813	$992,321
Ground Lease	1,260	70	70	70	70	70	910
Operating Lease	6,138	802	872	884	895	895	1,790
Total	$1,308,205	$26,692	$18,070	$16,271	$76,373	$175,778	$995,021

As discussed in the section entitled "Off-Balance Sheet Investments," the Company has the following guarantees or commitments relating to its equity method partnership investments: a) guarantee for a total of $600,000 of debt associated with two of partnerships, b) guarantee of the low income housing tax credits to the limited partners for a period of either five or ten years in 75 partnerships totaling approximately $63,800,000, and c) obligation to advance funds to meet partnership operating deficits for a five year period for certain partnerships. With respect to the guarantee of the low income housing tax credits, the Company believes the properties operations conform to the applicable requirements (as set forth above in the second paragraph of the "Off Balance Sheet Investment" section) and does not anticipate any payment on the guarantees.

Capital Improvements

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost per Unit Per Year[3]	Total Cost per Unit Per Year
Appliances	$1,000	18	$ 55	$ 5	$ 60
Blinds/Shades	130	6	22	6	28
Carpets/cleaning	840	6	140	97	237
Computers, equipment, misc.[4]	120	5	22	29	51
Contract repairs	-	-	-	102	102
Exterior painting [5]	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-	-	-	138	138
Kitchen/bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	23	35	-	35
Parking lot	400	15	27	-	27
Pool/ Exercise facility	100	15	7	23	30
Windows	980	36	27	-	27
Miscellaneous [6]	705	15	47	40	87
Total	$7,404		$525	$590	$1,115

(1) Estimated weighted average actual physical useful life of the expenditure capitalized.

(2) This amount is not necessarily incurred each and every year. Some years, per unit expenditures in any category will be higher, or lower depending on the timing of certain longer lived capital or maintenance items.

(3) These expenses are included in the operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit maintenance estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same- store expense detail schedule. The annual per unit cost of maintenance staff would add another $570 to expenses and total cost figures provided.

(4) Includes computers, office equipment/ furniture, and maintenance vehicles.

(5) The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, other exposed exterior surfaces are most often covered with aluminum or vinyl.

(6) Includes items such as; balconies, siding, and concrete/sidewalks.

The Company's strategy in operating apartments is to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs than may be reported by other apartment companies, but the Company's experience is that the strategy results in higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

The Company estimates that during 2002, approximately $525 per unit was spent on recurring capital expenditures. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the year- ended December 31,
(in thousands, except per unit data)

	2002						2001	
	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New Buildings	$ -	$ -	$ 4,018	$ 102	$ 4,018	$ 102	$ 5,420	$ 151
Major building improvements	3,591	93	17,325	439	20,916	532	27,013	754
Roof replacements	1,372	35	2,607	66	3,979	101	4,107	115
Site improvements	1,315	33	10,658	270	11,973	303	15,712	439
Apartment upgrades	2,591	66	34,141	865	36,732	931	39,474	1,102
Appliances	2,152	55	2,609	66	4,761	121	5,204	145
Carpeting/Flooring	6,756	171	5,026	127	11,782	298	10,799	302
HVAC/Mechanicals	1,990	50	10,980	278	12,970	328	10,454	292
Miscellaneous	884	22	2,905	74	3,789	96	3,612	101
Totals	$20,651	$525	$90,269	$2,287	$110,920	$2,812	$ 121,795	$ 3,401

(a)Calculated using the weighted average number of units outstanding, including 34,464 core units, 2001 acquisition units of 2,820 and 2002 acquisition units of 2,170 for the year-ended December 31, 2002 and 34,464 core units and 2001 acquisition units of 1,345 for the year-ended December 31, 2001.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the year- ended December 31,
(in thousands, except per unit data)

	2002						2001	
	Recurring Cap Ex	Per Unit	Non-recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 18,109	525	$ 71,153	$ 2,065	$ 89,262	2,520	$ 118,684	$ 3,444
2002 Acquisition Communities	1,140	525	7,800	3,595	8,940	4,120	-	-
2001 Acquisition Communities	1,402	525	11,316	3,984	12,718	4,509	3,111	2,313
Sub-total	20,651	525	90,269	2,287	110,920	2,812	121,795	3,401
2002 Disposed Communities	379	525	784	1,085	1,163	1,610	1,820	1,056
2001 Disposed Communities	-	-	-	-	-	-	2,266	868
Corporate office expenditures (1)	-	-	-	-	3,609	-	4,587	-
	$ 21,030	$ 525	$ 91,053	$ 2,264	$ 115,692	$ 2,789	$ 130,468	$ 3,136

(1) No distinction is made between recurring and non- recurring expenditures for corporate office.

Environmental Issues

Phase I environmental audits have been completed on substantially all of the Owned Properties. There are no recorded amounts resulting from environmental liabilities as there are no known contingencies with respect thereto. Furthermore, no condition is known to exist that would give rise to a material liability for site restoration or other costs that may be incurred with respect to the sale or disposal of a property.

During 2002, there has been media attention given to the subject of mold in residential communities. The Company has responded positively to this attention by providing to its community management the Operation and Maintenance Plan For the Control of Moisture ("The Plan"). The Plan, designed to analyze and manage all exposures to mold, has been implemented at all of the Company's communities. There have been limited cases of mold due to the application and practice of The Plan. No condition is known to exist that would give rise to a material liability for site restoration or other costs that may be incurred with respect to mold.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." The provisions of this statement are required to be applied to all goodwill and other intangible assets. SFAS No. 142 becomes effective beginning January 1, 2002. The Company adopted this pronouncement for the year ended December 31, 2002, and did not have a material impact on its results on operations, financial position or liquidity.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of that asset. The standard is effective beginning January 1, 2003. The changes required by SFAS No. 143 are not expected to have a material impact on the Company's results of operations, financial position or liquidity.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which addresses how and when to measure the impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The Company adopted SFAS No. 144 as of January 1, 2002. See Notes 1 and 15 for a discussion of the impact on the Company from the adoption of SFAS No. 144.

In April 2002, the FASB issued SFAS No. 145 — "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which eliminates the requirement to report gains and losses from extinguishment of debt as extraordinary unless they meet the criteria of APB Opinion 30. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The new standard becomes effective for the Company for the year ending December 31, 2003. Upon adoption, the Company will be reclassifying its previously reported early debt extinguishment charges presented as an extraordinary item to inclusion within income from operations. The Company does not expect this pronouncement to have a material impact on the Company's financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146 – "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires the recognition of a liability for costs associated with an exit or disposal activity to be recorded at fair value when incurred. The company's commitment to a plan, by itself does not create a present obligation that meets the definition of a liability. The new standard becomes effective for exit and disposal activities initiated after December 31, 2002. The Company does not expect this pronouncement to have a material impact on the Company's financial position, results of operations, or cash flows.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") – Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of other (an interpretation of FASB No. 5, FASB No. 57, and FASB No. 107 and rescission of FASB Interpretation No. 34). This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaking in issuing the guarantee. The disclosure requirements of this Interpretation are effective for financial statements of periods ending after December 15, 2002. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect this interpretation to have a material impact on the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148 – Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of SFAS No. 123. This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation as well as changing certain disclosure provisions. This statement also amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about these effects in interim financial information. Effective January 1, 2003, the Company will adopt the fair value based method of accounting for stock options in accordance with SFAS No. 123. The Company is studying the transition methods available and has not yet determined the method to be used.

In January 2003, the FASB issued Interpretation No. 46 – Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 – Consolidated Financial Statements. The interpretation addresses consolidation by businesses of special purpose entities (variable interest entities, "VIE"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of this interpretation apply immediately to variable interest entities created after January 31, 2003, and in the first fiscal year or interim period beginning after June 15, 2003, to existing variable interest entities. Management believes that it is reasonably possible that the Management Companies meet the definition of a VIE and would be required to be consolidated with the Company. Management is uncertain but is assuming it is reasonably possible that each of the limited partnerships in which it holds the general partnership interest would be considered a VIE, and the Company would consolidate all or a certain number of the limited partnership's assets and liabilities. The interpretation becomes effective July 1, 2003.

Economic Conditions

Substantially all of the leases at the communities are for a term of one year or less, which enables the Company to seek increased rents upon renewal of existing leases or commencement of new leases. These short-term leases minimize the potential adverse effect of inflation on rental income, although residents may leave without penalty at the end of their lease terms and may do so if rents are increased significantly.

Historically, real estate has been subject to a wide range of cyclical economic conditions, which affect various real estate sectors and geographic regions with differing intensities and at different times. In 2001 and continuing into 2002 many regions of the United States have experienced varying degrees of economic recession and certain recessionary trends, such as the cost of obtaining sufficient property and liability insurance coverage, short-term interest rates, and a temporary reduction in occupancy. In light of this, we will continue to review our business strategy however, we believe that given our property type and the geographic regions in which we are located, we do not anticipate any changes in our strategy or material effects in financial performance.

Contingency

In 2001, the Company underwent a state tax audit. The state has assessed taxes of $469,000 for the 1998 and 1999 tax years under audit. If the state's position is applied to all tax years through December 31, 2001, the assessment would be $1.3 million. At the time, the Company believed the assessment and the state's underlying position was not supportable by the law nor consistent with previously provided interpretative guidance from the office of the State Secretary of Revenue. After two subsequent enactments by the state legislation during 2002 affecting the pertinent tax statute, the Company has been advised that its filing position for 1998-2001 should prevail. Based upon this information as of December 31, 2002, the Company has recorded an accrual of $525,000, representing only its 2002 liability.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is interest rate risk. At December 31, 2002 and 2001, approximately 99% of the Company's debt bore interest at fixed rates with a weighted average maturity of approximately 8 and 10 years, respectively, and a weighted average interest rate of approximately 6.50%

and 7.27%, respectively, including the $25.2 million and $35 million of debt at December 31, 2002 and 2001, respectively, which has been swapped to a fixed rate. The remainder of the Company's debt bears interest at variable rates with a weighted average maturity of approximately 2 years and 1 year, respectively, and a weighted average interest rate of 2.83% and 3.27%, respectively, at December 31, 2002 and 2001. The Company does not intend to utilize permanent variable rate debt to acquire properties in the future. On occasion, the Company may assume variable rate debt or use its line of credit in connection with a property acquisition with the intention to swap to or refinance with fixed rate debt. The Company believes, however, that in no event would increases in interest expense as a result of inflation significantly impact the Company's distributable cash flow.

At December 31, 2002 and 2001, the interest rate risk on $25.2 million and $35 million, respectively of such variable rate debt has been mitigated through the use of interest rate swap agreements (the "Swaps") with major financial institutions. The Company is exposed to credit risk in the event of non-performance by the counter-parties to the Swaps. The Company believes it mitigates its credit risk by entering into these Swaps with major financial institutions. The Swaps effectively convert an aggregate of $25.2 million and $35 million in variable rate mortgages to fixed rates of 5.91% and 8.40%, in 2002 and 2001, respectively.

At December 31, 2002 and 2001, the fair value of the Company's fixed rate debt, including the $25.2 and $35 million of debt at December 31, 2002 and 2001, respectively which was swapped to a fixed rate, amounted to a liability of $1.4 billion and $958 million compared to its carrying amount of $1.3 billion and $960 million, respectively. The Company estimates that a 100 basis point decrease in market interest rates at December 31, 2002 would have changed the fair value of the Company's fixed rate debt to a liability of $1.5 billion.

The Company intends to continuously monitor and actively manage interest costs on its variable rate debt portfolio and may enter into swap positions based upon market fluctuations. In addition, the Company believes that it has the ability to obtain funds through additional equity offerings or the issuance of UPREIT Units. Accordingly, the cost of obtaining such interest rate protection agreements in relation to the Company's access to capital markets will continue to be evaluated. The Company has not, and does not plan to, enter into any derivative financial instruments for trading or speculative purposes. As of December 31, 2002, the Company had no other material exposure to market risk.

Additional disclosure about market risk is incorporated herein by reference from Item 7 Managements Discussion and Analysis of financial condition and results of operations in the results of operations section.

Item 8. Financial Statements and Supplemental Data

The financial statements and supplementary data are listed under Item 15(a) and filed as part of this report on the pages indicated.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors

The Board of Directors (the "Board") currently consists of twelve members. The terms for all of the directors of Home Properties expire at the 2003 Shareholders' Meeting.

The information sets forth, as of February 21, 2003, for each director of the Company such director's name, experience during the last five years, other directorships held, age and the year such director was first elected as director of the Company.

Name of Director	Age	Year First Elected Director
Burton S. August, Sr.	87	1994
William Balderston, III	75	1994
Alan L. Gosule	62	1996
Leonard F. Helbig, III	57	1994
Roger W. Kober	69	1994
Nelson B. Leenhouts	67	1993
Norman Leenhouts	67	1993
Edward J. Pettinella	51	2001
Albert H. Small	77	1999
Clifford W. Smith, Jr.	56	1994
Paul L. Smith	67	1994
Amy L. Tait	44	1993

Burton S. August, Sr. has been a director of the Company since August 1994. Mr. August was a director from 1979 until 2003 of Monro Muffler Brake, Inc., a publicly traded company where he also served as Vice President from 1969 until he retired in 1980. Mr. August is Honorary Chairman of the Board of Trustees of Rochester Institute of Technology, a member of the Executive Committee of the United Way of New York State, a director of Hillside Children's Center Foundation, a cabinet member of the Al Sigl Center, a member of the Finance Committee of the United Way of Greater Rochester and the Investment Committee of the Strong Museum, and a Trustee of the Otetiana Council Boy Scouts of America.

William Balderston, III has been a director of the Company since August 1994. From 1991 to the end of 1992, he was an Executive Vice President of The Chase Manhattan Bank, N.A. From 1986 to 1991, he was President and Chief Executive Officer of Chase Lincoln First Bank, N.A., which was merged into The Chase Manhattan Bank, N.A. He is a Senior Trustee of the University of Rochester and a member of the Board of Governors of the University of Rochester Medical Center. Mr. Balderston is also a Trustee of the Genesee Country Village Museum, as well as a member of the Board of the Genesee Valley Conservancy. Mr. Balderston is a graduate of Dartmouth College.

Alan L. Gosule, has been a director of the Company since December 1996. Mr. Gosule has been a partner in the law firm of Clifford Chance US LLP, New York, New York, since August 1991 and prior to that time was a partner in the law firm of Gaston & Snow. He serves as Chairman of the Clifford Chance US LLP Tax Department and Real Estate Securities practice group. Mr. Gosule is a graduate of Boston University and its Law School and received an LL.M. from Georgetown University. Mr. Gosule also serves on the Boards of Directors of the Simpson Housing Limited Partnership, F.L. Putnam Investment Management Company, Colonnade Partners, and America First Mortgage Investments, Inc. Clifford Chance US LLP acted as counsel to PricewaterhouseCoopers LLP in its capacity as advisor to the State Treasurer of the State of Michigan in connection with its investment of retirement funds in Home Properties of New York, L.P. (the "Operating Partnership"). Mr. Gosule was the nominee of the State Treasurer under the terms of the investment agreements relating to that transaction. Those retirement funds divested their interest in Home Properties in 2001 and no longer have the right to nominate a board member. Mr. Gosule is expected to continue to serve as a nominee of the Board of Directors.

Leonard F. Helbig, III has been a director of the Company since August 1994. Since September 2002 he has served as a Director of Integra Realty Advisors in Philadelphia. Between 1980 and 2002 he was employed with Cushman & Wakefield, Inc. From 1999 until 2002 Mr. Helbig served as President, Financial Services for Cushman & Wakefield, Inc.. Prior to that and since 1984, Mr. Helbig was the Executive Managing Director of the Asset Services and Financial Services Groups. He was a member of that firm's Board of Directors and Executive Committee. Mr. Helbig is a member of the Urban Land Institute, the Pension Real Estate Association and the International Council of Shopping Centers. Mr. Helbig is a graduate of LaSalle University and holds the MAI designation of the American Institute of Real Estate Appraisers.

Roger W. Kober has been a director of the Company since August 1994. Mr. Kober is currently a member of the Advisory Board of Rochester Gas and Electric Corporation, an Energy East Company. He was employed by Rochester Gas and Electric Corporation from 1965 until his retirement on January 1, 1998. From March 1996 until January 1, 1998, Mr. Kober served as Chairman and Chief Executive Officer of Rochester Gas and Electric Corporation. He is also a member of the Board of Trustees of Rochester Institute of Technology. Mr. Kober is a graduate of Clarkson College and holds a Masters Degree in Engineering from Rochester Institute of Technology.

Nelson B. Leenhouts has served as President, Co-Chief Executive Officer and a director of the Company since its inception in 1993. He has also served as President and Chief Executive Officer and a director of HP Management since its formation. He has been a director of HPRS since its formation, President since 2000 and a Vice President prior to that. Nelson Leenhouts was the founder, and a co-owner, together with Norman Leenhouts, of Home Leasing, and served as President of Home Leasing from 1967. He is a director of Hauser Corporation and a member of the Board of Directors of the National Multi Housing Council. Nelson Leenhouts is a graduate of the University of Rochester. He is the twin brother of Norman Leenhouts.

Norman P. Leenhouts has served as Chairman of the Board of Directors, Co-Chief Executive Officer and a director of the Company since its inception in 1993. He has also served as Chairman of the Board of HP Management since its formation. He has been a director of HPRS since its formation and Chairman since 2000. Norman Leenhouts is a co -owner, together with Nelson Leenhouts, of Home Leasing and served as Chairman of Home Leasing from 1971. He is a director of Hauser Corporation and Rochester Downtown Development Corporation and is a member of the Board of Trustees of the University of Rochester and Roberts Wesleyan College. He is a graduate of the University of Rochester and is a certified public accountant. He is the twin brother of Nelson Leenhouts.

Edward J. Pettinella has served as Executive Vice President and a director of the Company since February 2001 and as Executive Vice President of HP Management and HPRS since May 2002. From 1997 until February 2001, Mr. Pettinella served as President, Charter One Bank (NY Division) and Executive Vice President of Charter One Financial, Inc. From 1980 through 1997, Mr. Pettinella served in several managerial capacities for Rochester Community Savings Bank, Rochester, NY, including the positions of Chief Operating Officer and Chief Financial Officer. Mr. Pettinella serves on the Board of Directors of the United Way of Greater Rochester, State University at Geneseo, Geneseo Foundation, Syracuse University School of Business and the YMCA of Greater Rochester. Mr. Pettinella is a graduate of the State University at Geneseo and holds an MBA from Syracuse University.

Albert H. Small has been a director of the Company since July 1999. Mr. Small, who has been active in the construction industry for 50 years, is President of Southern Engineering Corporation. Mr. Small is a member of the Urban Land Institute, National Association of Home Builders and currently serves on the Board of Directors of the National Symphony Orchestra, National Advisory Board Music Associates of Aspen, Department of State Diplomatic Rooms Endowment Fund, James Madison Council of the Library of Congress, Tudor Place Foundation, The Life Guard of Mount Vernon, Historical Society of Washington, D.C. and the National Archives Foundation. Mr. Small is a graduate of the University of Virginia. In connection with the acquisition of a portfolio of properties located in the suburban markets surrounding Washington, D.C., Mr. Small and others received approximately 4,086,000 of operating partnership units in the Operating Partnership. Mr. Small was the nominee of the former owners of that portfolio under the terms of the acquisition documents. Those former owners no longer have the right to nominate a board member. Mr. Small is expected to continue to serve as a nominee of the Board of Directors.

Clifford W. Smith, Jr. has been a director of the Company since August 1994. Mr. Smith is the Epstein Professor of Finance of the William E. Simon Graduate School of Business Administration of the University of Rochester, where he has been on the faculty since 1974. He has written numerous books and articles on a variety of financial, capital markets and risk management topics and has held editorial positions for a variety of journals. Mr. Smith is a graduate of Emory University and has a PhD from the University of North Carolina at Chapel Hill.

Paul L. Smith has been a director of the Company since August 1994. Mr. Smith was a director, Senior Vice President and the Chief Financial Officer of the Eastman Kodak Company from 1983 until he retired in 1993. He is currently a director of Performance Technologies, Inc. and Constellation Brands, Inc. He is also a member of the Board of Trustees of the George Eastman House and Ohio Wesleyan University. Mr. Smith is a graduate of Ohio Wesleyan University and holds an MBA Degree in finance from Northwestern University.

Amy L. Tait has served as a director of the Company since its inception in 1993. Effective February 15, 2001, Mrs. Tait resigned her full-time position as Executive Vice President of the Company and as a director of HP Management. She is currently the principal of Tait Realty Advisors, LLC, and continued as a consultant in the Company pursuant to a consulting agreement that terminated on February 15, 2002. Mrs. Tait joined Home Leasing in 1983 and held several positions with the Company, including Senior and Executive Vice President and Chief Operating Officer. She currently serves on the M & T Bank Advisory Board and the boards of the United Way of Rochester, Princeton Club of Rochester, the Al Sigl Center, and The Commission Project. Mrs. Tait is a graduate of Princeton University and holds an MBA from the William E. Simon Graduate School of Business Administration of the University of Rochester. She is the daughter of Norman Leenhouts.

See Item 4A in Part I hereof for information regarding executive officers of the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934.

Section 16(a) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Officers, directors and greater than 10% shareholders are required to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were satisfied with the following exceptions: (1) the acquisition of 880 shares of the Company's common stock that are held in the individual retirement account of Leonard F. Helbig was reported on a Form 4 filed subsequent to the due date for such filing; (2) due to a mis-calculation of withholding obligations, the number of shares of the Company's stock acquired by David P. Gardner in connection with an option exercise were under-reported by 175 shares on a timely filed Form 4, which was subsequently amended; (3) the sale of 200 shares of the Company's common stock held in a custodial account directed by Norman Leenhouts for the benefit of one of his grandchildren was reported on an amended Form 4, filed subsequent to the due date for such filing; (4) the acquisition of 275 shares of the Company's common stock by a trust of which Burton August is the lifetime beneficiary was reported on a Form 4 filed subsequent to the due date for such filing; and (5) the issuance of 2,527 shares of the Company's common stock in the aggregate to six of the Company's executive officers upon settlement of phantom stock units pursuant to the Company's Deferred Bonus Plan were reported on a Form 4 filed subsequent to the due date for such filing.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the Company's proxy statement to be issued in connection with the Annual Meeting of the Stockholders of the Company to be held on May 6, 2003 under "Executive Compensation", which proxy statement will be filed within 120 days after the end of the Company's fiscal year.

Item 12. Securities Ownership of Certain Beneficial Owners and Management

The information required by this Item, including Equity Compensation Plan Information, is incorporated herein by reference to the Company's proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company to be held on May 6, 2003 under "Security Ownership of Certain Beneficial Owners and Management" and under "Equity Compensation Plan Information", which proxy statement will be filed within 120 days after the end of the Company's fiscal year.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated herein by reference to the Company's proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company to be held on May 6, 2003 under "Certain Relationships and Transactions", which proxy statement will be filed within 120 days after the end of the Company's fiscal year.

Item 14. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's Co-Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, the Company has investments in certain unconsolidated entities. As the Company does not control these entities, the disclosure controls with respect to such entities are necessarily substantially more limited than those maintained with respect to the Company's consolidated subsidiaries.

The Co-Chief Executive Officers and Chief Financial Officer have within 90 days of the filing date of this annual report, evaluated the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended) and have determined that such disclosure controls and procedures are adequate. There have been no significant changes in the internal controls or in other factors that could significantly affect the internal controls since the date of evaluation. The Company does not believe any significant deficiencies or material weaknesses exist in its internal controls. Accordingly, no corrective actions have been taken.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) 1 and 2. Financial Statements and Schedule

The financial statements and schedule listed below are filed as part of this annual report on the pages indicated.

HOME PROPERTIES OF NEW YORK, INC.

Consolidated Financial Statements

(a) 3. Exhibits

Exhibit Number	Exhibit
2.1	Agreement among Home Properties of New York, Inc. and Philip J. Solondz, Daniel Solondz and Julia Weinstein, relating to Royal Gardens I, together with Amendment No. 1
2.2	Agreement among Home Properties of New York, Inc and Philip Solondz and Daniel Solondz, relating to Royal Gardens II, together with Amendment No. 1
2.3	Purchase and Sale Agreement dated July 25, 1997 by and between Home Properties of New York, L.P. and Louis S. and Molly S. Wolk Foundation
2.4	Purchase and Sale Agreement dated April 30, 1997 between Home Properties of New York L.P. and Briggs Wedgewood Associates, L.P.
2.5	Agreement and Plan of Merger, dated July 31, 1997 between Home Properties of New York, L.P. and Chesfield Partnership

Exhibit Number	Exhibit
2.6	Agreement and Plan of Merger dated July 31, 1997 between Home Properties of New York, L.P. and Valspring Partnership
2.7	Agreement and Plan of Merger, dated July 31, 1997 between Home Properties of New York, L.P. and Exmark Partnership
2.8	Agreement and Plan of Merger, dated July 31, 1997 between Home Properties of New York, L.P. and New Orleans East Limited Partnership
2.9	Agreement and Plan of Merger, dated July 31, 1997 between Home Properties of New York, L.P. Glenvwk Partnership
2.10	Agreement and Plan of Merger, dated July 31, 1997 between Home Properties of New York, L.P. and PK Partnership
2.11	First Amendment to Agreement and Plan of Merger, dated September 1, 1997 between Home Properties of New York, L.P. and PK Partnership and its partners
2.12	First Amendment to Agreement and Plan of Merger, dated September 1, 1997 between Home Properties of New York, L.P. and NOP Corp. and Norpark Partnership
2.13	Contribution Agreement dated July 31, 1997 between Home Properties of New York, L.P. and Lamar Partnership
2.14	Agreement and Plan of Merger, dated July 31, 1997 between Home Properties of New York, L.P. and Curren Partnership
2.15	Contribution Agreement, dated October __, 1997 between Home Properties of New York between Home Properties of New York, L.P. and Berger/Lewiston Associates Limited Partnership; Stephenson-Madison Heights Company Limited Partnership; Kingsley - Moravian Company Limited Partnership; Woodland Garden Apartments Limited Partnership; B&L Realty Investments Limited Partnership; Southpointe Square Apartments Limited Partnership; Greentrees Apartments Limited Partnership; Big Beaver-Rochester Properties Limited Partnership; Century Realty Investment Company Limited Partnership
2.16	Agreement among Home Properties of New York, L.P. and Erie Partners, L.L.C. relating to Woodgate Place Apartments, together with Amendment No. 1
2.17	Agreement among Home Properties of New York, L.P. and Mid-Island Limited Partnership relating to Mid-Island Estates, together with Amendment No. 1
2.18	Purchase and Sale Agreement among Home Properties of New York, L.P. and Anthony M. Palumbo and Daniel Palumbo
2.19	Purchase and Sale Agreements dated June 17, 1997 among Home Properties of New York, L.P. and various individuals relating to Hill Court Apartments and Hudson Arms Apartments together with a letter Amendment dated September 24, 1997
2.20	Contract of Sale, dated October 20, 1997 between Home Properties of New York, L.P. and Hudson Palisades Associates relating to Cloverleaf Apartments
2.21	Contribution Agreement, dated November 17, 1997 among Home Properties of New York, L.P. and various trusts relating to Scotsdale Apartments
2.22	Contribution Agreement, dated November 7, 1997 among Home Properties of New York, L.P. and Donald H. Schefmeyer and Stephen W. Hall relating to Candlewood Apartments, together with Amendment No. One dated December 3, 1997

Exhibit Number	Exhibit
2.23	Purchase and Sale Agreement dated November 26, 1997 among Home Properties of New York, L.P. and Cedar Glen Associates
2.24	Contribution Agreement dated March 2, 1998 among Home Properties of New York, L.P., Braddock Lee Limited Partnership and Tower Construction Group, LLC
2.25	Contribution Agreement dated March 2, 1998 among Home Properties of New York, L.P., Park Shirlington Limited Partnership and Tower Construction Group, LLC
2.26	Contract of Sale between Lake Grove Associates Corp. and Home Properties of New York L.P., dated December 17, 1996, relating to the Lake Grove Apartments
2.27	Form of Contribution Agreement among Home Properties of New York, L.P. and Strawberry Hill Apartment Company LLLP, Country Village Limited Partnership, Morningside Six, LLLP, Morningside North Limited Partnership and Morningside Heights Apartment Company Limited Partnership with schedule setting forth material details in which documents differ from form
2.28	Form of Purchase and Sale Agreement relating to the Kaplan Portfolio with schedule setting forth material details in which documents differ from form
2.29	Form of Contribution Agreement dated June 7, 1999, relating to the CRC Portfolio with schedule setting forth material details in which documents differ from form
2.30	Form of Contribution Agreement relating to the Mid-Atlantic Portfolio with schedule setting forth material details in which documents differ from form
2.31	Contribution Agreement among Home Properties of New York, L.P., Leonard Klorfine, Ridley Brook Associates and the Greenacres Associates
2.32	Purchase and Sale Agreement among Home Properties of New York, L.P. and Chicago Colony Apartments Associates
2.33	Contribution Agreement among Home Properties of New York, L.P., Gateside-Bryn Mawr Company, L.P., Willgold Company, Gateside-Trexler Company, Gateside-Five Points Company, Stafford Arms, Gateside-Queensgate Company, Gateside Malvern Company, King Road Associates and Cottonwood Associates
2.34	Form of Contribution Agreement between Old Friends Limited Partnership and Home Properties of New York, L.P. and Home Properties of New York, Inc., along with Amendments Number 1 and 2 thereto
2.35	Form of Contribution Agreement between Deerfield Woods Venture Limited Partnership and Home Properties of New York, L.P.
2.36	Form of Contribution Agreement between Macomb Apartments Limited Partnership and Home Properties of New York, L.P.
2.37	Form of Contribution Agreement between Home Properties of New York, L.P. and Elmwood Venture Limited Partnership
2.38	Form of Sale Purchase and Escrow Agreement between Bank of America as Trustee and Home Properties of New York, L.P.
2.39	Form of Contribution Agreement between Home Properties of New York, L.P., Home Properties of New York, Inc. and S&S Realty, a New York General Partnership (South Bay)
2.40	Form of Contribution Agreement between Hampton Glen Apartments Limited Partnership and Home Properties of New York, L.P.

Exhibit Number	Exhibit
2.41	Form of Contribution Agreement between Home Properties of New York, L.P. and Axtell Road Limited Partnership
2.42	Form of Contribution Agreement between Elk Grove Terrace II and III, L.P., Elk Grove Terrace, L.P. and Home Properties of New York, L.P.
3.1	Articles of Amendment and Restatement of Articles of Incorporation of Home Properties of New York, Inc.
3.2	Articles of Amendment of the Articles of Incorporation of Home Properties of New York, Inc.
3.3	Articles of Amendment of the Articles of Incorporation of Home Properties of New York, Inc.
3.4	Amended and Restated Articles Supplementary of Series A Senior Convertible Preferred Stock of Home Properties of New York, Inc.
3.5	Series B Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
3.6	Series C Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
3.7	Series D Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
3.8	Series E Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
3.9	Amended and Restated By-Laws of Home Properties of New York, Inc. (Revised 12/30/96)
3.10	Series F Cumulative Redeemable Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
4.1	Form of certificate representing Shares of Common Stock
4.2	Agreement of Home Properties of New York, Inc. to file instruments defining the rights of holders of long-term debt of it or its subsidiaries with the Commission upon request
4.3	Credit Agreement between Manufacturers Traders Trust Company, Home Properties of New York, L.P. and Home Properties of New York, Inc.
4.4	Amendment Agreement between Manufacturers and Traders Trust Company, Home Properties of New York, L.P. and Home Properties of New York, Inc. amending the Credit Agreement
4.5	Mortgage Spreader, Consolidation and Modification Agreement between Manufacturers and Traders Trust Company and Home Properties of New York, L.P., together with form of Mortgage, Assignment of Leases and Rents and Security Agreement incorporated therein by reference
4.6	Mortgage Note made by Home Properties of New York, L.P. payable to Manufacturers and Traders Trust Company in the principal amount of $12,298,000
4.7	Spreader, Consolidation, Modification and Extension Agreement between Home Properties of New York, L.P. and John Hancock Mutual Life Insurance Company, dated as of October 26, 1995, relating to indebtedness in the principal amount of $20,500,000
4.8	Amended and Restated Stock Benefit Plan of Home Properties of New York, Inc.
4.9	Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan

Exhibit Number	Exhibit
4.10	Amendment No. One to Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.11	Amendment No. Two to Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.12	Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.13	Amendment No. Three to Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.14	Directors' Stock Grant Plan
4.15	Director, Officer and Employee Stock Purchase and Loan Plan
4.16	Home Properties of New York, Inc., Home Properties of New York, L.P. Executive Retention Plan
4.17	Home Properties of New York, Inc. Deferred Bonus Plan
4.18	Fourth Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.19	Directors Deferred Compensation Plan
4.20	Agency Fee and Warrant Agreement
4.21	Form of Warrant
4.22	Agency Fee and Warrant Agreement, Amendment No.1
4.23	Home Properties of New York, Inc. Amendment Number One to the Amended and Restated Stock Benefit Plan
4.24	Fifth Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.25	Sixth Amended and Restated Dividend Reinvestment and Direct Stock Purchase Plan
4.26	Home Properties of New York, Inc. Amendment Number Two to the Amended and Restated Stock Benefit Plan
4.27	Amendment No. One to Home Properties of New York, Inc. Deferred Bonus Plan
4.28	Amended and Restated Director Deferred Compensation Plan
4.29	Amendment No. Two to Deferred Bonus Plan
10.1	Second Amended and Restated Agreement of Limited Partnership of Home Properties of New York, L.P.
10.2	Amendments No. One through Eight to the Second Amended and Restated Agreement of Limited Partnership of Home Properties of New York, L.P.
10.3	Articles of Incorporation of Home Properties Management, Inc.
10.4	By-Laws of Home Properties Management, Inc.
10.5	Articles of Incorporation of Conifer Realty Corporation
10.6	Articles of Amendment to the Articles of Incorporation of Conifer Realty Corporation Changing the name to Home Properties Resident Services, Inc.
10.7	By-Laws of Conifer Realty Corporation

Exhibit Number	Exhibit
10.8	Home Properties Trust Declaration of Trust, dated September 19, 1997
10.9	Employment Agreement between Home Properties of New York, L.P. and Norman P. Leenhouts
10.10	Amendments No. One, Two and Three to the Employment Agreement between Home Properties of New York, L.P. and Norman P. Leenhouts
10.11	Employment Agreement between Home Properties of New York, L.P. and Nelson B. Leenhouts
10.12	Amendments No. One, Two and Three to the Employment Agreement between Home Properties of New York, L.P. and Nelson B. Leenhouts
10.13	Indemnification Agreement between Home Properties of New York, Inc. and certain officers and directors
10.14	Indemnification Agreement between Home Properties of New York, Inc. and Richard J. Crossed
10.15	Indemnification Agreement between Home Properties of New York, Inc. and Alan L. Gosule
10.16	Registration Rights Agreement among Home Properties of New York, Inc., Home Leasing Corporation, Leenhouts Ventures, Norman P. Leenhouts, Nelson B. Leenhouts, Amy L. Tait, David P. Gardner, Ann M. McCormick, William Beach, Paul O'Leary, Richard J. Struzzi, Robert C. Tait, Timothy A. Florczak and Laurie Tones
10.17	Agreement of Operating Sublease, dated October 1, 1986, among KAM, Inc., Morris Massry and Raintree Island Associates, as amended by Letter Agreement Supplementing Operating Sublease dated October 1, 1986
10.18	Form of Term Promissory Note payable to Home Properties of New York, by officers and directors in association with the Executive and Director Stock Purchase and Loan Program
10.19	Form of Pledge Security Agreement executed by officers and directors in connection with Executive and Director Stock Purchase and Loan Program
10.20	Schedule of Participants, loan amounts and shares issued in connection with the Executive and Director Stock Purchase and Loan Program
10.21	Subordination Agreement between Home Properties of New York, Inc. and The Chase Manhattan Bank relating to the Executive and Director Stock Purchase and Loan Program
10.22	Partnership Interest Purchase Agreement, dated as of December 23, 1996 among Home Properties of New York, Inc., Home Properties of New York, L.P. and State of Michigan Retirement Systems
10.23	Registration Rights Agreement, dated as of December 23, 1996 between Home Properties of New York, Inc. and State of Michigan Retirement Systems
10.24	Lock-Up Agreement, dated December 23, 1996 between Home Properties of New York, Inc. and State of Michigan Retirement Systems
10.25	Agreement dated as of April 13, 1998 between Home Properties of New York, Inc. and the Treasurer of the State of Michigan
10.26	Amendment No. Nine to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership
10.27	Master Credit Facility Agreement by and among Home Properties of New York, Inc., Home Properties of New York, L.P., Home Properties WMF I LLC and Home Properties of New York, L.P. and P-K Partnership doing business as Patricia Court and Karen Court and WMF Washington Mortgage Corp., dated as of August 28, 1998

Exhibit Number	Exhibit
10.28	First Amendment to Master Credit Facility Agreement, dated as of December 11, 1998 among Home Properties of New York, Inc., Home Properties of New York, L.P., Home Properties WMF I LLC and Home Properties of New York, L.P. and P-K Partnership doing business as Patricia Court and Karen Court and WMF Washington Mortgage Corp. and Fannie Mae
10.29	Second Amendment to Master Credit Facility Agreement, dated as of August 30, 1999 among Home Properties of New York, Inc., Home Properties of New York, L.P., Home Properties WMF I LLC and Home Properties of New York, L.P. and P-K Partnership doing business as Patricia Court and Karen Court and WMF Washington Mortgage Corp. and Fannie Mae
10.30	Amendments Nos. Ten through Seventeen to the Second Amended and Restated Limited Partnership Agreement
10.31	Amendments Nos. Eighteen through Twenty-Five to the Second Amended and Restated Limited Partnership Agreement
10.32	Credit Agreement, dated 8/23/99 between Home Properties of New York, L.P., the Lenders, Party hereto and Manufacturers and Traders Trust Company as Administrative Agent
10.33	Amendment No. Twenty-Seven to the Second Amended and Restated Limited Partnership Agreement
10.34	Amendments Nos. Twenty-Six and Twenty-Eight through Thirty to the Second Amended and Restated Limited Partnership Agreement
10.35	Registration Rights Agreement between Home Properties of New York, Inc. and GE Capital Equity Investment, Inc., dated 9/29/99
10.36	Amendment to Partnership Interest Purchase Agreement and Exchange Agreement
10.37	2000 Stock Benefit Plan
10.38	Purchase Agreement between Home Properties of New York, Inc., The Prudential Insurance Company of America and Teachers Insurance And Annuity Association of America
10.39	Purchase Agreement between Home Properties of New York, Inc. and The Equitable Life Assurance Society of the United States
10.40	Purchase Agreement between Home Properties of New York, Inc. and the Pacific Life Insurance Company and AEW Capital Management
10.41	Home Properties of New York, L.P. Amendment Number One to Executive Retention Plan
10.42	Amendments No. Thirty-One and Thirty-Two to the Second Amended and Restated Limited Partnership Agreement
10.43	Form of Purchase and Sale Agreement between Blackhawk Apartments Limited Partnership and Home Properties of New York, L.P.
10.44	Form of Purchase and Sale Agreement between Home Properties of New York, L.P. and Caesar Figoni
10.45	Form of Real Estate Purchase Agreement between Smith Property Holdings Orleans, LLC and Home Properties of New York, L.P.
10.46	Purchase Agreement between Home Properties of New York, Inc., The Prudential Insurance Company of America and Teachers Insurance and Annuity Association of America
10.47	Employment Agreement between Home Properties of New York, L.P., Home Properties of New York Inc. and Edward J. Pettinella, and Amendment No. One, thereto
10.48	Consulting Agreement between Home Properties of New York, L.P. and Amy L. Tait

Exhibit Number	Exhibit
10.49	Amendment No. Thirty Three to the Second Amended and Restated Limited Partnership Agreement
10.50	Amendment No. Thirty Five to the Second Amended and Restated Limited Partnership Agreement
10.51	Amendment No. Forty Two to the Second Amended and Restated Limited Partnership Agreement
10.52	Amendments Nos. Thirty Four, Thirty Six through Forty One, Forty Three and Forty Four to the Second Amended and Restated Limited Partnership Agreement
10.53	Purchase and Sale Agreement among Home Properties of New York, L.P., Conifer Realty Corporation and Conifer Realty LLC, and Amendments Nos. One and Two thereto.
10.54	Purchase and Sale Agreement by and between Sandalwood Co-Op, Inc. and Home Properties of New York, L.P., dated April 12, 2001
10.55	Contribution Agreement by and among Home Properties of New York, L.P. and Lincolnia Limited Partnership, dated April 30, 2001
10.56	Purchase and Sale Agreement between Windsor at Hauppauge Limited Partnership and Home Properties of New York, L.P., dated as of May 2001
10.57	Amendment Nos. Forty-Five through Fifty-One to the Second Amendment and Restated Limited Partnership Agreement
10.58	Home Properties of New York, Inc. Amendment No. One to 2000 Stock Benefit Plan
10.59	Home Properties of New York, Inc. Amendment No. Two to 2000 Stock Benefit Plan
10.60	Amendment Nos. Fifty-Two to Fifty-Five to the Second Amended and Restated Limited Partnership Agreement
10.61	Amendment Nos. Fifty-Six to Fifty-Eight to the Second Amended and Restated Limited Partnership Agreement
10.62	Amendment No. Two to Credit Agreement
11	Computation of Per Share Earnings Schedule
21	List of Subsidiaries of Home Properties of New York, Inc.
23	Consent of PricewaterhouseCoopers LLP
99.1	Additional Exhibits – Debt Summary Schedule
99.2	Additional Exhibits – Series F Preferred Stock Covenants

(b) Reports on Form 8-K

- Form 8-K was filed on October 22, 2002, date of report January 23, 2002, with respect to Item 5 disclosures reflecting the impact of the classification as discontinued operations of the apartment communities sold on or after January 1, 2002 in certain sections of the Company's annual report filed on Form 10-K for the year ended December 31, 2001.

- Form 8-K was filed on October 25, 2002, date of report March 1, 2002, with respect to Items 5 and 7 disclosures relating to certain real estate acquisitions and dispositions.

- Form 8-K was filed on November 7, 2002, date of report November 1, 2002, with respect to Items 7 and 9 disclosures regarding the Registrant's press release announcing its results for the third quarter of 2002 and the third quarter 2002 investor conference call.

- Form 8-K was filed on November 14, 2002, date of report November 14, 2002, with respect to Items 7 and 9 disclosures regarding Regulation FD disclosures pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

- Form 8-K was filed on February 13, 2003, date of report February 7, 2003, with respect to Items 7 and 9 disclosures regarding the Registrant's press release announcing its results for the fourth quarter of 2002.

- Form 8-K was filed on March 12, 2003, date of report March 12, 2003, with respect to Items 7 and 9 disclosures regarding Regulation FD disclosures pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HOME PROPERTIES OF NEW YORK, INC.

/s/ Norman P. Leenhouts
Norman P. Leenhouts
Director, Chairman of the Board of Directors and
Co-Chief Executive Officer
(Co-Principal Executive Officer)

Date: March 12, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the report has been signed by the following persons on behalf of Home Properties of New York, Inc. and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Norman P. Leenhouts Norman P. Leenhouts	Director, Chairman of the Board of Directors and Co-Chief Executive Officer (Co-Principal Executive Officer)	March 12, 2003
/s/ Nelson B. Leenhouts Nelson B. Leenhouts	Director, President and Co-Chief Executive Officer (Co-Principal Executive Officer)	March 12, 2003
/s/ Edward J. Pettinella Edward J. Pettinella	Director, Executive Vice President	March 12, 2003
/s/ David P. Gardner David P. Gardner	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2003
/s/ Robert J. Luken Robert J. Luken	Vice President, Treasurer and Chief Financial Analyst	March 12, 2003
/s/ Burton S. August, Sr. Burton S. August, Sr.	Director	March 12, 2003
/s/ William Balderston, III William Balderston, III	Director	March 12, 2003
/s/ Alan L. Gosule Alan L. Gosule	Director	March 12, 2003
/s/ Leonard F. Helbig, III Leonard F. Helbig, III	Director	March 12, 2003

Signature	Title	Date
/s/ Roger W. Kober Roger W. Kober	Director	March 12, 2003
/s/ Albert H. Small Albert H. Small	Director	March 12, 2003
/s/ Clifford W. Smith, Jr. Clifford W. Smith, Jr.	Director	March 12, 2003
/s/ Paul L. Smith Paul L. Smith	Director	March 12, 2003
/s/ Amy L. Tait Amy L. Tait	Director	March 12, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14 PROMULGATED BY
THE SECURITIES AND EXCHANGE COMMISSION
(Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

I, Norman Leenhouts, certify that:

1. I have reviewed this annual report on Form 10-K of Home Properties of New York, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ Norman Leenhouts

Norman Leenhouts
Chairman of the Board of Directors and
Co-Chief Executive Officer
March 12, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14 PROMULGATED BY
THE SECURITIES AND EXCHANGE COMMISSION
(Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

I, Nelson Leenhouts, certify that:

1. I have reviewed this annual report on Form 10-K of Home Properties of New York, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ Nelson Leenhouts

Nelson Leenhouts
President and
Co-Chief Executive Officer
March 12, 2003

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14 PROMULGATED BY
THE SECURITIES AND EXCHANGE COMMISSION
(Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

I, David P. Gardner, certify that:

1. I have reviewed this annual report on Form 10-K of Home Properties of New York, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ David P. Gardner

David P. Gardner
Senior Vice President and
Chief Financial Officer
March 12, 2003

HOME PROPERTIES OF NEW YORK, INC.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Report of Independent Accountants

To the Board of Directors and Shareholders of
Home Properties of New York, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) and (2) on page 54 present fairly, in all material respects, the financial position of Home Properties of New York, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(1) and (2) on page 54 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 15 to the consolidated financial statements, in 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 21, 2003

HOME PROPERTIES OF NEW YORK, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 and 2001
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	2002	2001
ASSETS		
Real estate:		
Land	$ 376,998	$ 287,473
Buildings, improvements and equipment	2,220,280	1,847,605
	2,597,278	2,135,078
Less: accumulated depreciation	(257,284)	(201,564)
Real estate, net	2,339,994	1,933,514
Cash and cash equivalents	8,782	10,719
Cash in escrows	45,735	39,230
Accounts receivable	7,576	8,423
Prepaid expenses	19,046	17,640
Investment in and advances to affiliates	19,475	42,870
Deferred charges	9,093	5,279
Other assets	6,565	6,114
Total assets	$2,456,266	$2,063,789
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgage notes payable	$1,300,807	$ 960,358
Line of credit	35,000	32,500
Accounts payable	19,880	21,838
Accrued interest payable	6,612	5,782
Accrued expenses and other liabilities	12,412	13,180
Security deposits	22,252	18,948
Total liabilities	1,396,963	1,052,606
Commitments and contingencies		
Minority interest	333,061	341,854
8.36% Series B convertible cumulative preferred stock, liquidation preference of $25.00 per share; no shares and 2,000,000 shares issued and outstanding at December 31, 2002 and 2001, respectively, net of issuance costs	-	48,733
Stockholders' equity:		
Cumulative redeemable preferred stock, $.01 par value; 2,400,000 shares issued and outstanding at December 31, 2002. No shares issued or outstanding at December 31, 2001	60,000	-
Convertible cumulative preferred stock, $.01 par value; 10,000,000 shares authorized; 1,086,800 and 1,150,000 shares issued and outstanding at December 31, 2002 and 2001, respectively	107,680	114,000
Common stock, $.01 par value; 80,000,000 shares authorized; 27,027,003 and 24,010,855 shares issued and outstanding at December 31, 2002 and 2001, respectively	270	240
Excess stock, $.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Additional paid-in capital	649,489	572,273
Accumulated other comprehensive (loss)	(972)	(532)
Distributions in excess of accumulated earnings	(89,452)	(57,768)
Officer and director notes for stock purchases	(773)	(7,617)
Total stockholders' equity	726,242	620,596
Total liabilities and stockholders' equity	$2,456,266	$2,063,789

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES OF NEW YORK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	2002	2001	2000
Revenues:			
Rental income	$378,133	$333,923	$284,142
Property other income	14,487	12,892	10,997
Interest and dividend income	1,315	3,010	7,740
Other income	1,627	2,215	2,845
Total Revenues	395,562	352,040	305,724
Expenses:			
Operating and maintenance	165,087	147,026	128,269
General and administrative	12,649	10,542	6,485
Interest	77,314	65,699	56,150
Depreciation and amortization	66,388	61,917	49,698
Impairment of assets held as General Partner	3,183	-	-
Total Expenses	324,621	285,184	240,602
Income from operations	70,941	66,856	65,122
Gain (loss) on disposition of property and business	(356)	26,241	(1,386)
Equity in earnings (losses) of unconsolidated affiliates	(17,493)	123	(1,747)
Income before minority interest, discontinued operations and extraordinary item	53,092	93,220	61,989
Minority interest	12,703	31,574	23,505
Income from continuing operations	40,389	61,646	38,484
Discontinued operations			
Income from operations, net of $1,174, $2,108, $2,210 in 2002, 2001 and 2000 allocated to minority interest, respectively	1,889	2,928	2,972
Gain on disposition of property, net of $2,870 allocated to minority interest	4,720	-	-
Income before extraordinary item	46,998	64,574	41,456
Extraordinary item, prepayment penalties, net of $1,216 in 2002 and $48 in 2001 allocated to minority interest	(2,059)	(68)	-
Net income	44,939	64,506	41,456
Preferred dividends	(14,744)	(17,681)	(12,178)
Premium on Series B preferred stock repurchase	(5,025)	-	-
Net income available to common shareholders	$ 25,170	$ 46,825	$ 29,278
Basic earnings per share data:			
Income from continuing operations	$ .79	$ 1.99	$ 1.28
Discontinued operations	.25	.13	.14
Extraordinary item	(.07)	-	-
Net income available to common shareholders	$ .97	$ 2.12	$ 1.42
Diluted earnings per share data:			
Income from continuing operations	$ .78	$ 1.98	$ 1.27
Discontinued operations	.25	.13	.14
Extraordinary item	(.07)	-	-
Net income available to common shareholders	$ .96	$ 2.11	$ 1.41
Weighted average number of shares outstanding:			
Basic	26,054,535	22,101,027	20,639,241
Diluted	26,335,316	22,227,521	20,755,721

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES OF NEW YORK, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Preferred Stock at Liquidation Preference	Common Stock Share	Common Stock Amount	Additional Paid-In Capital	Distributions in Excess of Accumulated Earnings	Accumulated Other Comprehensive Income	Officer/ Director Notes for Stock Purchase
Balance, January 1, 2000	$35,000	19,598,464	$196	$461,345	($ 38,294)	$ -	($9,857)
Issuance of common stock, net		2,108,275	21	55,914			
Issuance of preferred stock, net	114,000			(1,706)			
Payments on notes for stock purchase							375
Interest receivable on notes for stock purchase							(142)
Net income					41,456		
Conversion of UPREIT Units for stock		327,542	3	7,385			
Purchase and retirement of treasury stock		(468,600)	(4)	(12,660)			
Adjustment of minority interest				(26,825)			
Preferred dividends					(12,179)		
Dividends paid ($2.16 per share)					(44,500)		
Balance, December 31, 2000	149,000	21,565,681	216	483,453	(53,517)	-	(9,624)
Issuance of common stock, net		1,448,815	14	38,920			
Conversion of preferred stock for common stock	(35,000)	1,666,667	17	34,983			
Payments on notes for stock purchase							1,812
Interest receivable on notes for stock purchase							195
Net income					64,506		
Change in fair value of hedge instruments, net of minority interest						(532)	
Conversion of UPREIT Units for stock		83,692	1	1,909			
Purchase and retirement of treasury stock		(754,000)	(8)	(20,613)			
Adjustment of minority interest				33,621			
Preferred dividends					(17,681)		
Dividends paid ($2.31 per share)					(51,076)		
Balance, December 31, 2001	114,000	24,010,855	240	572,273	(57,768)	(532)	(7,617)
Issuance of common stock, net		1,770,150	18	54,065			
Issuance of preferred stock, net	60,000			(1,902)			
Conversion of Series E preferred stock for common stock	(6,320)	200,000	2	6,318			
Conversion of Series B preferred stock for common stock		839,771	8	24,359			
Premium on Series B preferred stock repurchase				(5,025)			
Payments on notes for stock purchase							6,425
Interest receivable on notes for stock purchase							419
Net income					44,939		
Change in fair value of hedge instruments, net of minority interest						(440)	
Conversion of UPREIT Units for stock		206,227	2	6,609			
Adjustment of minority interest				(7,208)			
Preferred dividends					(14,744)		
Dividends paid ($2.41 per share)					(61,879)		
Balance, December 31, 2002	$167,680	27,027,003	$270	$649,489	$89,452	($972)	($ 773)

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES OF NEW YORK, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(IN THOUSANDS)

	2002	2001	2000
Net income	$44,939	$64,506	$41,456
Other comprehensive income (loss):			
Cumulative effect of accounting change (Note 11)	-	(339)	-
Change in fair value of hedged instruments	(440)	(193)	-
Other comprehensive loss, net of minority interest	(440)	(532)	-
Net comprehensive income	$44,499	$63,974	$41,456

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES OF NEW YORK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(IN THOUSANDS)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 44,939	$ 64,506	$ 41,456
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in (earnings) losses of unconsolidated affiliates	17,493	(123)	1,747
Income allocated to minority interest	15,531	33,634	25,715
Depreciation and amortization	68,799	65,521	52,995
Impairment of assets held as General Partner	3,183	-	-
(Gain) loss on disposition of property and business	(7,234)	(26,241)	1,386
Extraordinary item – prepayment penalties	3,275	116	-
Changes in assets and liabilities:			
Other assets	(3,160)	1,564	(8,468)
Accounts payable and accrued liabilities	711	9,528	12,387
Total adjustments	98,598	83,999	85,762
Net cash provided by operating activities	143,537	148,505	127,218
Cash flows used in investing activities:			
Purchase of properties and other assets, net of mortgage notes assumed and UPREIT Units issued	(267,940)	(126,385)	(106,438)
Additions to properties	(115,692)	(130,468)	(92,603)
Advances to affiliates	(11,398)	(15,257)	(33,482)
Payments on advances to affiliates	16,120	17,558	42,311
Proceeds from sale of properties and business, net	84,079	115,446	11,746
Net cash used in investing activities	(294,831)	(139,106)	(178,466)
Cash flows from financing activities:			
Proceeds from sale of preferred stock, net	58,098	-	112,294
Proceeds from sale of common stock, net	60,934	40,943	56,168
Repurchase of Series B preferred stock	(29,392)	-	-
Purchase of treasury stock	-	(20,621)	(12,664)
Purchase of UPREIT Units	-	(11,899)	-
Proceeds from mortgage notes payable	346,525	132,397	84,432
Payments of mortgage notes payable	(159,657)	(72,629)	(33,517)
Extraordinary item – prepayment penalties	(3,275)	(116)	-
Proceeds from line of credit	281,000	171,500	97,000
Payments on line of credit	(278,500)	(139,000)	(147,800)
Payments of deferred loan costs	(4,866)	(2,086)	(1,781)
Additions to cash escrows, net	(6,505)	(2,554)	(8,395)
Dividends and distributions paid	(115,005)	(105,064)	(88,782)
Net cash provided by (used in) financing activities	149,357	(9,129)	56,955
Net increase (decrease) in cash and cash equivalents	(1,937)	270	5,707
Cash and cash equivalents:			
Beginning of year	10,719	10,449	4,742
End of year	$ 8,782	$ 10,719	$ 10,449

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES OF NEW YORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1 ORGANIZATION AND BASIS OF PRESENTATION

Organization

Home Properties of New York, Inc. (the " Company ") was formed in November 1993, as a Maryland corporation and is engaged primarily in the ownership, management, acquisition, and rehabilitation of residential apartment communities in the Northeastern, Mid-Atlantic and Midwestern United States. The Company conducts its business through Home Properties of New York, L.P. (the "Operating Partnership"), a New York limited partnership. As of December 31, 2002, the Company operated 296 apartment communities with 51,841 apartments. Of this total, the Company owned 152 communities, consisting of 41,776 apartments, managed as general partner 134 partnerships that owned 8,072 apartments, and fee managed 1,993 apartments for affiliates and third parties. The Company also fee managed 2.2 million square feet of office and retail properties.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its 62.6% (60.0% at December 31, 2001) partnership interest in the Operating Partnership. Such interest has been calculated as the percentage of outstanding common shares divided by the total outstanding common shares and Operating Partnership Units ("UPREIT Units") outstanding. The remaining 37.4% (40.0% at December 31, 2001) is reflected as Minority Interest in these consolidated financial statements. The Company owns a 1.0% general partner interest in the Operating Partnership and the remainder as a limited partner through its wholly owned subsidiary, Home Properties I, LLC, which owns 100% of the limited partner, Home Properties Trust. Home Properties Trust was formed in September 1997, as a Maryland real estate trust and as a qualified REIT subsidiary ("QRS") and owns the Company's share of the limited partner interests in the Operating Partnership. For financing purposes, the Company has formed a limited liability company (the "LLC") and a partnership (the "Financing Partnership"), which beneficially own certain apartment communities encumbered by mortgage indebtedness. The LLC is wholly owned by the Operating Partnership. The Financing Partnership is owned 99.9% by the Operating Partnership and 0.1% by the QRS.

Investments in entities where the Company has the ability to exercise significant influence over but does not have financial and operating control are accounted for using the equity method. All significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

The Company accounts for its investment as managing general partner ("GP") in unconsolidated affordable housing limited partnerships ("LP") using the equity method of accounting. As managing GP of the LP, the Company has the ability to exercise significant influence over operating and financial policies. This influence is evident in the terms of the respective partnership agreements, participation in policy-making processes, and the employment of its management personnel. However, the Company does not have a controlling interest in the respective LPs. The limited partners have significant rights, such as the right to replace the general partner (for cause) and the right to approve the sale or refinancing of the assets of the respective partnership in accordance with the partnership agreement.

The Company records its allocable share of the respective partnership's income or loss based on the terms of the agreement. To the extent it is determined that the LPs cannot absorb their share of the losses, if any, the GP will record the LPs share of such losses. In addition to the extent the Company has outstanding loans or advances and the limited partner has no remaining capital account, the Company will absorb such losses.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1 ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Reclassifications

Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements to conform to the 2002 presentation.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change in Accounting Estimate

During the first quarter of 2002, the Company completed a comprehensive review of its real estate related useful lives for certain of its asset classes. As a result of this review, the Company changed its estimate of the remaining useful lives for its buildings and apartment improvements. Effective January 1, 2002, the estimated useful life of all buildings has been extended to 40 years and the estimated useful life of apartment improvements has been changed from 10 years to 20 years. Certain buildings had previously been depreciated over useful lives ranging from 30 to 40 years. As a result of the change, income before extraordinary item for the year-ended December 31, 2002 increased approximately $6.2 million or $.24 on a diluted per share basis. The Company believes the change reflects more appropriate remaining useful lives of the assets based upon the nature of the expenditures and is consistent with prevailing industry practice. This change has been accounted for prospectively in accordance with the provisions of Accounting Principle Board Opinion No. 20, Accounting Changes.

Real Estate

Real estate is recorded at cost. Costs related to the acquisition, development, construction and improvement of properties are capitalized. Recurring capital replacements typically include carpeting and tile, appliances, HVAC equipment, new roofs, site improvements and various exterior building improvements. Non-recurring upgrades include, among other items, community centers, new appliances, new windows, kitchens and bathrooms. Interest costs are capitalized until construction is substantially complete. There was $960, $520, and $260 of interest capitalized in 2002, 2001 and 2000, respectively. Salaries and related costs capitalized for the years ended December 31, 2002, 2001 and 2000 were $1,446, $1,341, and $910, respectively. When retired or otherwise disposed of, the related asset cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from disposition, is reflected in income. Ordinary repairs and maintenance that do not extend the life of the asset are expensed as incurred.

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." This standard superceded SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of," but also retained its basic provision requiring (i) recognition of an impairment loss of the carrying amount of a long-lived asset if it is not recoverable from its undiscounted cash flows and (ii) measurement of an impairment loss as the difference between the carrying amount and fair value of the asset unless an asset is held for sale, in which case it would be stated at the lower of carrying amount or fair value less costs to dispose. However, SFAS No. 144 also describes a probability-weighted cash flow estimation approach to deal with situations which alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or a range is estimated. The determination of undiscounted cash flows requires significant estimates made by management and considers the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated actions could impact the determination of whether an impairment exists.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Real Estate (Continued)

Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates an impairment in value. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset's carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The Company records impairment losses and reduces the carrying amounts of assets held for sale when the carrying amounts exceed the estimated selling proceeds less the costs to sell.

Depreciation

Properties are depreciated using a straight-line method over the estimated useful lives of the assets as follows: buildings, improvements and equipment - 5-40 years; and tenant improvements - life of related lease. As discussed in the change in accounting estimate section of this note, effective January 1, 2002, the Company changed the estimated useful lives of certain assets. Depreciation expense charged to operations was $66,251, $61,593, and $49,307 from continuing operations and $1,359, $2,973, and $2,732 from discontinued operations for the years ended December 31, 2002, 2001 and 2000, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and highly liquid investments purchased with original maturities of three months or less. The Company estimates that the fair value of cash equivalents approximates the carrying value due to the relatively short maturity of these instruments.

Cash in Escrows

Cash in escrows consists of cash restricted under the terms of various loan agreements to be used for the payment of property taxes and insurance as well as required replacement reserves and tenant security deposits for residential properties.

Deferred Charges

Costs relating to the financing of properties are deferred and amortized over the life of the related financing agreement. The straight-line method, which approximates the effective interest method, is used to amortize all financing costs; such amortization is reflected as interest expense in the consolidated statement of operations. The range in the terms of the agreements are from 1-18 years. Accumulated amortization was $2,451 and $1,548, as of December 31, 2002 and 2001, respectively.

Intangible Assets

Intangible assets of $3,562 and $4,492 at December 31, 2002 and 2001, respectively, included in Other Assets, consist primarily of property management contracts obtained through the acquisition of real estate management businesses, which are amortized on the straight-line basis over their estimated useful lives of 40 years. Subsequent to 2002, the Company does not anticipate significant amortization expense as the intangibles are expected to be sold (see Notes 3 and 4). Accumulated amortization was $801 and $888 as of December 31, 2002 and 2001, respectively. Amortization expense was $135, $204, and $109 for the years ended December 31, 2002, 2001 and 2000, respectively. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value. In connection with the Company's decision to sell the assets associated with its general partnership interest in certain affordable properties (see Note 3), the Company wrote-down $985 (included in the line item Impairment of assets held as General Partner on the Consolidated Statements of Operations) of the intangible balance as of December 31, 2002, in order to reflect the recorded assets at their estimated fair value.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Operating Partnership leases its residential properties under leases with terms generally one year or less. Rental income is recognized on a straight-line basis over the related lease term. As a result, deferred rents receivable are created when rental income is recognized during the concession period of certain negotiated leases and amortized over the remaining term of the lease. Property other income, which consists primarily of income from operation of laundry facilities, administrative fees, garage and carport rentals and miscellaneous charges to residents, is recognized when earned.

Property management fees are recognized when earned based on a contractual percentage of net monthly cash collected on rental income.

Prior to 2001, the Operating Partnership earned development and other fee income from properties in the development phase. This fee income was recognized on the percentage of completion method.

Gains on Real Estate Sales

Gains from sales of operating properties are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, Accounting for Real Estate Sales, provided that various criteria relating to the terms of sale and any subsequent involvement by the Company with the properties sold are met.

Advertising

Advertising expenses are charged to operations during the year in which they were incurred. Advertising expenses incurred and charged to operations were approximately $6,129, $5,393, and $4,988 from continuing operations and $112, $331, and $352 from discontinued operations for the years ended December 31, 2002, 2001 and 2000, respectively.

Insurance Settlement

In October 2001, the Company resolved a legal claim with an insurance provider and received a total settlement of $4.9 million. This refund was allocated to insurance expense in relation to the Company's estimate of loss spread over the corresponding policy term. The policy term covered November 1, 2000 to October 31, 2001 and November 1, 2001 to October 31, 2002. The amount of the settlement relating to the period from November 1, 2000 to December 31, 2001 was estimated to be $2.2 million, and that amount reduced insurance expense in the fourth quarter of 2001. The remaining settlement of $2.7 million related to the remaining policy period from January 1, 2001, through October 31, 2002, and was amortized on a straight-line basis over that period.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes

The Company has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 1994. As a result, the Company generally will not be subject to Federal or State income taxation at the corporate level to the extent it distributes annually at least 90% (95% in years prior to 2001) of its REIT taxable income to its shareholders and satisfies certain other requirements. For the years ended December 31, 2002, 2001 and 2000, the Company distributed in excess of 100% of its taxable income; accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. Stockholders are taxed on dividends and must report such dividends as either ordinary income, capital gains, or as return of capital.

The tax basis of assets is less than the amounts reported in the accompanying consolidated financial statements by approximately $401 million and $202 million at December 31, 2002 and 2001, respectively.

The following table reconciles net income to taxable income for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Net income	$44,939	$64,506	$41,456
Add back: Net (income) loss of Taxable REIT Subsidiaries included above	(10,627)	(20)	1,092
Net income from REIT operations	55,566	64,486	42,548
Add: Book depreciation and amortization	39,214	38,034	29,201
Less: Tax depreciation and amortization	(44,307)	(39,193)	(31,946)
Book/tax difference on gains/losses from capital transactions	(4,237)	(4,729)	-
Other book/tax differences, net	(6,171)	(1,596)	524
Adjusted taxable income subject to 90% (95% in 2000) dividend requirement	$40,065	$57,002	$40,327

The Company made actual distributions in excess of 100% of the taxable income before capital gains. All adjustments to net income from REIT operations are net of amounts attributable to minority interest and taxable REIT subsidiaries.

Earnings Per Share

Basic Earnings Per Share ("EPS") is computed as net income available to common shareholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options (using the treasury stock method) and the conversion of any cumulative convertible preferred stock. The exchange of an Operating Partnership Unit for common stock will have no effect on diluted EPS as unitholders and stockholders effectively share equally in the net income of the Operating Partnership.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share (Continued)

Income from continuing operations is the same for both the basic and diluted calculation. The reconciliation of the basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000, is as follows:

	2002	2001	2000
Income from continuing operations	$40,389	$61,646	$38,484
Less: Preferred dividends	(14,744)	(17,681)	(12,178)
Less: Premium on Series B preferred stock repurchase	(5,025)	-	-
Basic and Diluted – Income from continuing operations applicable to common shareholders	$20,620	$43,965	$26,306
Basic weighted average number of shares Outstanding	26,054,535	22,101,027	20,639,241
Effect of dilutive stock options	280,781	126,494	116,480
Diluted weighted average number of shares Outstanding	26,335,316	22,227,521	20,755,721
Basic earnings per share data:			
Income from continuing operations	$ .79	$ 1.99	$ 1.28
Discontinued operations	.25	.13	.14
Extraordinary item	(.07)	-	-
Net Income available to common shareholders	$ .97	$ 2.12	$ 1.42
Diluted earnings per share data:			
Income from continuing operations	$ .78	$ 1.98	$ 1.27
Discontinued operations	.25	.13	.14
Extraordinary item	(.07)	-	-
Net Income available to common shareholders	$ .96	$ 2.11	$ 1.41

Unexercised stock options to purchase 669,090, 1,732,656, and 1,270,300 (including warrants of 525,000 issued with the Series C and E Preferred Stock issuance for 2001 and 2000) shares of the Company's common stock were not included in the computations of diluted EPS because the options' exercise prices were greater than the average market price of the Company's stock during the years ended December 31, 2002, 2001 and 2000, respectively. For the year ended December 31, 2002, the 4,123,533 common stock equivalents on an as-converted basis of the Series B, C, D and E Convertible Cumulative Preferred Stock has an antidilutive effect and is not included in the computation of diluted EPS. For the years ended December 31, 2001 and 2000, there were 7,112,381 common stock equivalents on an as-converted basis of certain convertible preferred stock that had an antidilutive effect and were not included in the computation of diluted EPS. To the extent the preferred stock was converted, the common shares would be included in outstanding shares from the date of conversion.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Employee Compensation

The Company uses the intrinsic value method in accordance with the Accounting Principle Board Opinion No. 25 ("APB No. 25") to account for stock-based employee compensation arrangements. Under this method, the Company does not recognize compensation cost for stock options when the option exercise price equals or exceeds the market value on the date of grant. Restricted stock grants are recognized as compensation expense over the vesting period based upon the market value on the date of grant. Had the Company determined compensation cost based upon the fair value of the stock option grants under SFAS No. 123, "Accounting for Stock-Based Compensation," the fair values of the options granted at the grant dates would be recognized as compensation expense over the vesting periods, and the Company's net income and earnings per share at December 31 would have been as follows:

	2002	2001	2000
Net income, as reported	$44,939	$64,506	$41,456
Total stock compensation cost recognized	241	96	-
Total stock compensation cost had SFAS 123 been adopted	(1,143)	(930)	(489)
Minority interest for net stock compensation cost	343	349	209
Proforma net income had SFAS 123 been adopted	$44,380	$64,021	$41,176
Per share data:			
Basic - as reported	$ 0.97	$ 2.12	$ 1.42
Basic - proforma	$ 0.94	$ 2.10	1.40
Diluted - as reported	$ 0.96	$ 2.11	$ 1.41
Diluted - proforma	$ 0.93	$ 2.08	$ 1.40

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2002, 2001, and 2000: dividend yields ranging from 8.40% to 9.40%; expected volatility of 19.17%; and expected lives of 7.5 years for the options with a lifetime of ten years, and five years for options with a lifetime of five years. The interest rate used in the option-pricing model is based on a risk free interest rate ranging from 4.29% to 6.87%.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." The provisions of this statement are required to be applied to all goodwill and other intangible assets. SFAS No. 142 becomes effective beginning January 1, 2002. The Company adopted this pronouncement for the year ended December 31, 2002, and did not have a material impact on its results on operations, financial position or liquidity.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of that asset. The standard is effective beginning January 1, 2003. The changes required by SFAS No. 143 are not expected to have a material impact on the Company's results of operations, financial position or liquidity.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements (Continued)

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which addresses how and when to measure the impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The Company adopted SFAS No. 144 as of January 1, 2002. See Notes 1 and 15 for a discussion of the impact on the Company from the adoption of SFAS No. 144.

In April 2002, the FASB issued SFAS No. 145 — "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which eliminates the requirement to report gains and losses from extinguishment of debt as extraordinary unless they meet the criteria of APB Opinion 30. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The new standard becomes effective for the Company for the year ending December 31, 2003. Upon adoption, the Company will be reclassifying its previously reported early debt extinguishment charges presented as an extraordinary item to inclusion within income from operations. The Company does not expect this pronouncement to have a material impact on the Company's financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146 – "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires the recognition of a liability for costs associated with an exit or disposal activity to be recorded at fair value when incurred. The company's commitment to a plan, by itself does not create a present obligation that meets the definition of a liability. The new standard becomes effective for exit and disposal activities initiated after December 31, 2002. The Company does not expect this pronouncement to have a material impact on the Company's financial position, results of operations, or cash flows.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") – Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of other (an interpretation of FASB No. 5, FASB No. 57, and FASB No. 107 and rescission of FASB Interpretation No. 34). This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaking in issuing the guarantee. The disclosure requirements of this Interpretation are effective for financial statements of periods ending after December 15, 2002. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect this interpretation to have a material impact on the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148 – Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of SFAS No. 123. This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation as well as changing certain disclosure provisions. This statement also amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about these effects in interim financial information. Effective January 1, 2003, the Company will adopt the fair value based method of accounting for stock options in accordance with SFAS No. 123. The Company is studying the transition methods available and has not yet determined the method to be used. The Company has, however, adopted the disclosure provisions of SFAS No. 148. See the Company's policy on Stock Based Compensation included within this footnote.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements (Continued)

In January 2003, the FASB issued Interpretation No. 46 – Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 – Consolidated Financial Statements. The interpretation addresses consolidation by businesses of special purpose entities (variable interest entities, "VIE"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of this interpretation apply immediately to variable interest entities created after January 31, 2003, and in the first fiscal year or interim period beginning after June 15, 2003, to existing variable interest entities. Management believes that it is reasonably possible that the Management Companies (see Note 4) meet the definition of a VIE and would be required to be consolidated with the Company. Management is uncertain but is assuming it is reasonably possible that each of the limited partnerships in which it holds the general partnership interest (see Note 3) would be considered a VIE, and the Company would consolidate all or a certain number of the limited partnership's assets and liabilities. The interpretation becomes effective July 1, 2003.

3 INVESTMENT IN AND ADVANCES TO AFFILIATES

The Company has investments in and advances to approximately 136 limited partnerships where the Company acts as the managing general partner. In addition, there are investments in other affiliated entities (see Note 4). The following is summarized financial information for the investment in and advances to affiliates carried under the equity method of accounting, excluding the Management Companies discussed in Note 4, as of December 31, 2002 and 2001 and for each of the three years ended December 31, 2002.

	2002	2001
Balance Sheets:		
Real estate, net	$266,613	$280,864
Other assets	37,764	36,579
Total assets	$304,377	$317,443
Mortgage notes payable	$253,285	$253,798
Advances from affiliates	24,725	25,245
Other liabilities	15,125	18,140
Partners' equity	11,242	20,260
Total liabilities and partners' equity	$304,377	$317,443

The Company's proportionate share of mortgage notes payable was $6,700 at December 31, 2002. The mortgage notes payable are all non-recourse to the affiliated partnership and the Company.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3 INVESTMENT IN AND ADVANCES TO AFFILIATES (CONTINUED)

	2002	2001	2000
Operations:			
Gross revenues	$47,468	$46,972	$44,053
Operating expenses	(29,994)	(29,704)	(26,627)
Mortgage interest expense	(11,914)	(11,529)	(12,198)
Depreciation and amortization	(13,503)	(13,606)	(12,964)
Net loss	($ 7,943)	($ 7,867)	($ 7,736)
Company's share [included in equity in earnings (losses) of unconsolidated affiliates]*	($ 1,171)	$ 62	$ 45

*In addition to the amounts presented above, the Company recorded additional losses related to the accounting requirements of EITF 99-10 described in the following paragraphs.

Reconciliation of interests in the underlying net assets to the Company's carrying value of investments in and advances to affiliates:

	2002	2001
Partners' equity, as above	$11,242	$20,260
Equity of other partners	9,236	16,446
Company's share of investments in limited partnerships	2,006	3,814
Less - impairment charge	(899)	-
Company's investment in limited partnerships	1,107	3,814
Company's investment in Management Companies (see Note 4)	5,996	22,477
Company's advances to Management Companies	12,372	16,579
Carrying amount of investments in and advances to affiliates	$19,475	$42,870

The Company, including its equity affiliates (Management Companies – Note 4), determined in the fourth quarter of 2002 that it would market for sale the assets associated with its interests in various affordable property limited partnerships. Prior to the fourth quarter of 2002, the Company had been assessing whether to expand its holding in such assets, including seeking out additional management opportunities, to consider the sale of such assets, or to retain its existing portfolio of assets without further growth. The Company ultimately concluded that it would not seek to grow its portfolio of these types of assets. It was then determined that the existing affordable property limited partnerships required a disproportionate effort to manage which was not justified by their overall contribution to profit. The Company concluded that its strategic focus should be on the direct ownership and management of market rate properties. Accordingly, the decision to sell its assets in the affordable property limited partnerships was made.

The Company's assets related to the limited partnerships are comprised of management contracts, loans, advances and receivables and general partnership interests. An aggregate impairment charge of $14.2 million was recorded by the Company and its equity affiliates and resulted from adjusting the recorded amount of the assets to their estimated fair market value. The impairment charge was comprised of the following: (i) intangible assets (i.e. management contracts) were written down $985,000 to their estimated fair market value, (ii) loans, advances and other receivables which had previously been assessed for impairment based upon their estimated collectibility as determined under applicable accounting standards, are now, subsequent to the Company's decision to sell, required to be reflected at their estimated fair market value and, accordingly, were written down by an aggregate of $12,363,000 and (iii) the general partnership equity interests were written down $899,000 as certain of the Company's investments are now

3 INVESTMENT IN AND ADVANCES TO AFFILIATES (CONTINUED)

considered to have suffered an other than temporary impairment. As the assets are held by both the Company and its equity affiliates, the resultant impairment triggered by the decision to sell these assets is reflected in the statement of operations within the line items as follows:

Impairment of assets held as general partner	$ 2,448,000
Equity in earnings (losses) of unconsolidated affiliates (Note 4)	11,799,000
	$14,247,000

In addition to the above impairment charge, the Company's results of operations, prior to the decision to sell, were impacted by losses incurred by certain of the affordable property limited partnerships. These losses were a direct result of the weak economy and resulting decrease in occupancy levels. Loans, advances and other receivables of $3,256,000 ($164,000 by the Company and $3,092,000 by the equity affiliates) were written down due both to (i) the accounting requirements of EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses," which require the general partner to record a greater share of the underlying investment's losses where the investor (i.e. the Company including its equity affiliates) also has loans outstanding and the limited partner has no capital account and (ii) the assessment of recoverability of recorded amounts based upon the projected performance of the properties over the respective repayment terms. In addition, the Company recorded an other than temporary impairment of $571,000, $546,000 relating to the expiration in December 2002, of an option to acquire one of its equity interests. This change in circumstances was unrelated to the Company's decision to sell its interest. These assets are held by both the Company and its equity affiliates. The resultant charges that would have been recognized regardless of the Company's decision to sell the assets is reflected in the consolidated statement of operations within the line items as follows:

Impairment of assets held as general partner	$ 735,000
Equity in earnings (losses) of unconsolidated affiliates	3,092,000
	$3,827,000

The summary of the impairment and other charges related to the assets associated with the affordable property limited partnerships referenced in the previous paragraphs is as follows (in thousands):

	Sale Impairment			Other Charges			Totals		
Assets	Company[1]	Affiliates[2]	Total	Company[1]	Affiliates[2]	Total	Company[1]	Affiliates[2]	Combined
Loans, advances and other receivables	$ 564	$11,799	$12,363	$164	$3,092	$3,256	$ 728	$14,891	$15,619
Intangible assets	985	-	985	-	-	-	985	-	985
General partner equity	899	-	899	571	-	571	1,470	-	1,470
	$2,448	$11,799	$14,247	$735	$3,092	$3,827	$3,183	$14,891	$18,074

[1] Recorded by the Company in the line item "Impairment of assets held as General Partner"
[2] Recorded by the Affiliates, and reflected by the Company in the line item "Equity in earnings (losses) of unconsolidated affiliates"

In January 2003, the FASB issued Interpretation No. 46 – Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 – Consolidated Financial Statements. The interpretation addresses consolidation by businesses of special purpose entities (variable interest entities, "VIE"). Management is uncertain at this time but is assuming it is reasonably possible that the limited partnerships in which it holds an equity investment (as GP) are VIE's and that it is the primary beneficiary. This would require the Company to consolidate all or a certain number of the limited partnerships assets and liabilities. The interpretation becomes effective in the third quarter of 2003. The summarized financial information for all such limited partnerships is presented in the table above.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

4 MANAGEMENT COMPANIES

Certain property management, leasing and development activities are performed by Home Properties Management, Inc. and Home Properties Resident Services, Inc. (formerly Conifer Realty Corp.) (together the "Management Companies"). Both are Maryland corporations and, effective January 1, 2001, elected to convert to taxable REIT subsidiaries under the Tax Relief Extension Act of 1999. The Operating Partnership owns non-voting common stock in the Management Companies which entitles it to receive 95% and 99% of the economic interest in Home Properties Management, Inc. and Home Properties Resident Services, respectively. Effective March 1, 2001, the Company recapitalized Home Properties Resident Services, Inc. by contributing to capital $23.7 million of loans due from affiliated partnerships. Simultaneous with the recapitalization, the Company increased its effective economic interest from 95% to 99% diluting the economic interest held by certain of the Company's officers and inside directors. The Operating Partnership intends on acquiring all of the shares held by the Company's Co-Chief Executive Officers in the first quarter of 2003. These entities will become wholly owned by the Company. The Company's share of income from the Management Companies, included in Equity in earnings (losses) of unconsolidated affiliates in the consolidated statement of operations, for the twelve months ended December 31, 2002, 2001 and 2000, is summarized as follows:

	2002	2001	2000
Management fees	$ 2,864	$ 3,397	$ 3,716
Development and construction management fees	-	-	3,991
Interest income	867	1,627	-
General and administrative	(3,850)	(3,244)	(7,364)
Interest expense	(734)	(1,390)	(1,937)
Other expenses	(767)	(330)	(292)
Impairment and other charges	(14,891)	-	-
Net income (loss)	($16,511)	$ 60	($ 1,886)
Equity in earnings (losses) of unconsolidated affiliates	($16,322)	$ 61	($ 1,792)
Equity in earnings (losses) of unconsolidated affiliates, after minority interest	($10,188)	$ 36	($ 1,028)
Total assets	$18,468	$38,602	$21,965
Total liabilities	$12,741	$16,296	$23,526

The general and administrative expenses reflected above represent an allocation of direct and indirect costs incurred by the Company estimated by management to be associated with the operations of the Management Companies.

As discussed in Note 3, the impairment and other charges of $14,891 is a result of the Company's decision to sell the assets associated with the affordable property limited partnerships ($11,799), and the result of operating losses directly associated with the performance of certain limited partnerships due to the weak economy ($3,092).

Included in the total assets of the Management Companies are deferred tax assets of $6,721 and $785, as of December 31, 2002 and 2001, respectively. The Management Companies do not believe it is more likely than not that these deferred assets will be used, and accordingly has recorded an allowance reserve of $6,515 and $360 for the years ended December 31, 2002 and 2001, respectively.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

4 MANAGEMENT COMPANIES (CONTINUED)

Included in assets of the Management Companies are notes and other receivables due from affiliated partnerships (Note 3) of approximately $12,599 and $25,000, net of allowances of $840 at December 31, 2001. The interest rates of the notes receivable include both fixed and variable rate terms. The variable rate loans are at one percent over the Prime rate of interest. The fixed rate agreements range from 8.47% to 13% per annum. The maturity dates for these notes receivable range from 2003 to 2032.

In January 2003, the FASB issued interpretation No. 46 – Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 – Consolidated Financial Statements. The interpretation addresses consolidation by businesses of special purpose entities (variable interest entities "VIE's"). Management believes that it is reasonably possible that the Management Companies (described above) meet the definition of a VIE and that the Company is the primary beneficiary, and accordingly it is reasonably possible that the accounts of the Management Companies would be required to be consolidated with the Company. The interpretation becomes effective in the third quarter of 2003. The summarized financial information for the Management Companies is presented in the table on the previous page.

5 MORTGAGE NOTES PAYABLE

The Company's mortgage notes payable are summarized as follows:

	2002	2001
Fixed rate mortgage notes payable	$1,279,752	$954,203
Variable rate mortgage notes payable	21,055	6,155
Total mortgage notes payable	$1,300,807	$960,358

Mortgage notes payable are collateralized by certain apartment communities and mature at various dates from May 2003, through June 2036. The weighted average interest rate of the Company's variable rate notes and credit facility was 2.83% and 3.27% at December 31, 2002 and 2001, respectively. The weighted average interest rate of the Company's fixed rate notes was 6.50% and 7.27% at December 31, 2002 and 2001, respectively.

Principal payments on the mortgage notes payable for years subsequent to December 31, 2002 are as follows:

2003	$ 25,820
2004	17,128
2005	15,317
2006	75,408
2007	174,813
Thereafter	992,321
	$1,300,807

The Company determines the fair value of the mortgage notes payable based on the discounted future cash flows at a discount rate that approximates the Company's current effective borrowing rate for comparable loans. Based on this analysis, the Company has determined that the fair value of the mortgage notes payable approximates $1,383,655 and $958,452, at December 31, 2002 and 2001, respectively.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

5 MORTGAGE NOTES PAYABLE (Continued)

The Company has incurred prepayment penalties on debt restructurings which are accounted for as extraordinary items in the accompanying statements of operations. Prepayment penalties, before minority interest, were approximately $3,275, $116, and $0 for the years ended December 31, 2002, 2001 and 2000, respectively. The 2002 repayments on thirteen debt instruments totaled $101,341 and were refinanced by sixteen new borrowings in excess of $236,000. The 2001 repayments on eight debt instruments totaled $51,969 and were refinanced by eleven new borrowings in excess of $131,370. The 2000 repayments on two debt instruments totaled $25,067 and were refinanced by two new borrowings in excess of $39,000.

6 LINE OF CREDIT

As of December 31, 2002, the Company had an unsecured line of credit from M&T Bank of $115 million with $35 million outstanding. Borrowings under the line of credit bear interest at 1.15% over the one-month LIBOR rate. Accordingly, increases in interest rates will increase the Company's interest expense and as a result will effect the Company's results of operations and financial condition. The line of credit expires on September 1, 2005. The LIBOR interest rate was 1.38% at December 31, 2002. The Credit Agreement relating to this line of credit provides for the Company to maintain certain financial ratios and measurements. One of these covenants is that the Company may not pay any distribution if a distribution, when added to other distributions paid during the three immediately preceding fiscal quarters, exceeds the greater of : (i) 90% of funds from operations, and 110% of cash available for distribution; and (ii) the amount required to maintain the Company's status as a REIT. During the fourth quarter of 2002, the funds from operations payout ratio was 94% when measured for the calendar year. Due to impairment charges recorded in the fourth quarter, (see Note 3) the Company did not meet the required ratio. Waivers have been granted by the participating banks.

7 MINORITY INTEREST

Minority interest in the Company relates to the interest in the Operating Partnership not owned by Home Properties of New York, Inc. Holders of UPREIT Units may redeem a Unit for one share of the Company's common stock or cash equal to the fair market value at the time of the redemption, at the option of the Company.

The changes in minority interest for the three years ended December 31 are as follows:

	2002	2001	2000
Balance, beginning of year	$341,854	$371,544	$299,880
Issuance of UPREIT Units associated with property acquisitions	11,522	19,133	58,616
Adjustment between minority interest and stockholders' equity	7,208	(33,621)	26,825
Exchange of UPREIT Units for Common Shares	(4,411)	(1,910)	(7,387)
Repurchase of UPREIT Units	-	(10,233)	-
Net income	15,531	33,634	25,714
Accumulated other comprehensive loss	(260)	(388)	-
Distributions	(38,383)	(36,305)	(32,104)
Balance, end of year	$333,061	$341,854	$371,544

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8 PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Preferred Stock

On December 22, 1999, the holder of the Class A limited partnership interests converted its ownership to 9% Series A convertible cumulative preferred stock ("Series A Preferred Shares"), liquidation preference of $21.00 per Common Share, total shares outstanding of 1,666,667. The conversion to preferred stock occurred at the Company's request and permits the Operating Partnership to continue to use favorable tax depreciation methods. The Series A Preferred Shares were convertible at any time by the holder on a one-for-one basis into Common Shares. On November 28, 2001, the Series A Preferred Shares were converted to common shares. The conversion had no effect on reported results of operations.

On September 30, 1999, the Company privately placed 2,000,000 of its 8.36% Series B convertible cumulative preferred stock ("Series B Preferred Shares"), $25 liquidation preference per share. This offering generated net proceeds of approximately $48.7 million after offering costs of $1.3 million. The net proceeds were used to pay down Company borrowings. The Series B Preferred Shares are convertible at any time by the holder into Common Shares at a conversion price of $29.77 per Common Share, equivalent to a conversion ratio of .8398 Common Shares for each Series B Preferred Share (equivalent to 1,679,543 Common Shares assuming 100% converted). The Series B Preferred Shares are non-callable for five years. Each Series B Preferred Share will receive the greater of a quarterly distribution of $0.5225 per share or the dividend paid on a share of common stock on an as converted basis. The Company had determined that the Series B Preferred Shares contained certain contingent provisions that could cause such shares to be redeemable at the option of the holder and has presented this class of preferred stock outside of stockholders' equity. On February 4, 2002, 1.0 million of the Series B Preferred Stock were converted into 839,771 shares of common stock. The conversion had no effect on the reported results of operations. On May 24, 2002 the Company repurchased the remaining 1.0 million shares outstanding at an amount equivalent to 839,772 common shares (as if the preferred shares had been converted). The Company repurchased the shares for $29,392, equal to the $35.00 common stock trading price when the transaction was consummated. A premium of $5,025 was incurred on the repurchase and has been reflected as a charge to net income available to common shareholders' in the consolidated statement of operations. As of December 31, 2002, there were no Series B preferred shares outstanding.

In May and June of 2000, the Company privately placed 600,000 of its 8.75% Series C convertible cumulative preferred stock ("Series C Preferred Shares"), $100 liquidation preference per share. This offering generated net proceeds of approximately $60 million. The net proceeds were used to fund acquisitions and property upgrades. The Series C Preferred shares are convertible at any time by the holder into Common Shares at a conversion price of $30.25 per Common Share, equivalent to a conversion ratio of 3.3058 Common Shares for each Series C Preferred share (equivalent to 1,983,471 Common shares assuming 100% converted). The Series C Preferred shares are non-callable for five years. Each Series C Preferred share will receive the greater of a quarterly distribution of $2.1875 per share or the dividend paid on a share of common stock on an as-converted basis. The Company also issued 240,000 additional warrants to purchase common shares at a price of $30.25 per share, expiring in 2005. In January 2003, holders of 100,000 shares of Series C Preferred Shares elected to convert those shares for 330,579 shares of common stock.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8 PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)

Preferred Stock (Continued)

In June 2000, the Company privately placed 250,000 of its 8.78% Series D convertible cumulative preferred stock ("Series D Preferred Shares"), $100 liquidation preference per share. This offering generated net proceeds of approximately $25 million. The net proceeds were used to fund Company acquisitions and property upgrades. The Series D Preferred Shares are convertible at any time by the holder into Common Shares at a conversion price of $30.00 per Common Share, equivalent to a conversion ratio of 3.333 Common Shares for each Series D Preferred share (equivalent to 833,333 Common Shares assuming 100% converted). The Series D Preferred shares are non-callable for five years. Each Series D Preferred share will receive the greater of a quarterly distribution of $2.195 per share or the dividend paid on a share of common stock on an as-converted basis.

In December 2000, the Company privately placed 300,000 of its 8.55% Series E convertible cumulative preferred stock ("Series E Preferred Shares"), $100 liquidation preference per share. This offering generated net proceeds of approximately $30 million. The net proceeds were used to pay down Company borrowings. The Series E Preferred Shares are convertible at any time by the holder into Common Shares at a conversion price of $31.60 per Common Share, equivalent to a conversion ratio of 3.1646 Common Shares for each Series E Preferred Share (equivalent to 949,367 Common Shares assuming 100% converted). The Series E Preferred Shares are non-callable for five years. Each Series E Preferred Share will receive the greater of a quarterly distribution of $2.1375 per share or the dividend paid on a share of common stock on an as-converted basis. In addition, the Company issued warrants to purchase 285,000 common shares at a price of $31.60 per share, expiring in 2005. On August 20, 2002, 63,200 of the Series E Convertible Preferred Shares were converted into 200,000 shares of common stock. The conversion had no effect on the reported results of operations.

In March 2002, the Company issued 2,400,000 shares of its 9.00% Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Shares"), with a $25.00 liquidation preference per share. This offering generated net proceeds of approximately $58 million. The net proceeds were used to fund the Series B preferred stock repurchase, property acquisitions, and property upgrades. The Series F Preferred Shares are redeemable by the Company at anytime on or after March 25, 2007 at a redemption price of $25.00 per share, plus any accumulated, accrued and unpaid dividends. Each Series F Preferred share will receive an annual dividend equal to 9.00% of the liquidation preference per share (equivalent to a fixed annual amount of $2.25 per share).

Common Stock

In 1997, the Company's Board of Directors approved a stock repurchase program under which the Company may repurchase up to one million shares of its outstanding common stock and UPREIT Units. The Board's action did not establish a target price or a specific timetable for repurchase. At December 31, 1999, there was approval remaining to purchase 795,100 shares. In 2000, the Board of Directors approved a 1,000,000-share increase in the stock repurchase program. During 2000, the Company repurchased 468,600 shares at a cost of $12,664,000. In 2001, the Board of Directors approved a 1,000,000-share increase in the stock repurchase program. During 2001, the Company repurchased 754,000 shares and 436,700 UPREIT Units at a cost of $20,600,000 and $11,900,000, respectively. During 2002, the Board of Directors approved a 2,000,000-share increase in the stock repurchase program. During 2002, there were no shares or UPREIT Units repurchased by the Company. At December 31, 2002 the Company had authorization to repurchase 3,135,800 shares of common stock and UPREIT Units under the stock repurchase program.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8 PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)

Common Stock (Continued)

In February 2002, the Company closed on two common equity offerings totaling 704,602 shares of the Company's common stock, at a weighted average price of $30.99 per share, resulting in net proceeds to the Company of approximately $21.8 million.

Dividend Reinvestment Plan

The Company has a Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan (the "DRIP"). The DRIP provides the stockholders, employees and residents of the Company an opportunity to automatically invest their cash dividends at a discount of 2% from the market price. In addition, eligible participants may make monthly or other voluntary cash investments, also typically at a discount, which has varied between 2% and 3% from the market price, in shares of common stock. In response to a perceived dilution from issuing new shares at or below the underlying net asset value, effective April 10, 2001, the DRIP was amended to reduce the share purchase discount from the current market price from 3% to 2%. The maximum amount that can be invested without the Company's prior permission was also reduced from $5,000 to $1,000. A total of $27 million, $32 million, and $57 million was raised through this program during 2002, 2001 and 2000, respectively.

Officer/Director Notes for Stock Purchases and Stock Purchase and Loan Plan

On August 12, 1996, eighteen officers and the six independent directors purchased an aggregate of 208,543 shares of Common Stock through the DRIP at the price of $19.79. The purchases were financed 50% from a bank loan and 50% by a recourse loan from the Company. The Company loans bear interest at 7% per annum and mature in August 2016. The Company loans are subordinate to the above-referenced bank loans, and are collateralized by pledges of the 208,543 Common Shares. The loans are paid from the regular quarterly dividends paid on the shares of common stock pledged, after the corresponding bank loans are paid in full. During 2002 certain key officers and directors repaid their loans in full in connection with the Company's recently issued Corporate Governance policies.

On November 10, 1997, twenty-one officers and five of the independent directors purchased an aggregate of 169,682 shares of common stock through the DRIP at the price of $26.66. The purchases were financed 50% from a bank loan and 50% by a recourse loan from the Company. The Company loans bear interest at 6.7% per annum and mature in November 2017. The Company loans are subordinate to the above-referenced bank loans, and are collateralized by pledges of the 169,682 common shares. The loans are expected to be repaid from the regular quarterly dividends paid on the shares of common stock pledged, after the corresponding bank loans are paid in full. During 2002 certain key officers and directors repaid their loans in full in connection with the Company's recently issued Corporate Governance policies.

In May 1998, the Company adopted the Director, Officer and Employee Stock Purchase and Loan Plan (the "Stock Purchase Plan"). The program provides for the sale and issuance, from time to time as determined by the Board of Directors, of up to 500,000 shares of the Company's Common Stock to the directors, officers and key employees of the Company for consideration of not less than 97% of the market price of the Common Stock. The Stock Purchase Plan also allows the Company to loan, on a recourse basis, the participants up to 100% of the purchase price (50% for non-employee directors).

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8 PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)

Officer/Director Notes for Stock Purchases and Stock Purchase and Loan Plan (Continued)

On August 12, 1998, thirty officers/key employees and the six independent directors purchased an aggregate of 238,239 shares of common stock through the Stock Purchase Plan at the price of $24.11. The purchases for the officers/key employees were financed 100% by a recourse loan from the Company (50% for non-employee directors). The loans bear interest at 7.13% per annum and mature on the earlier of the maturity of the 1996 and 1997 phases of the loan program or August 2018. The loans are collateralized by pledges of the common stock and are expected to be repaid from the regular quarterly dividends paid on the shares. During 2002 certain key officers and directors repaid their loans in full in connection with the Company's recently issued Corporate Governance policies.

On February 1, 2001, one officer purchased an aggregate of 75,000 shares of common stock through the Stock Purchase Plan at the price of $26.20. The purchases were financed by a recourse loan from the Company. The loan is collateralized by pledges of the common stock, bears interest at 8% per annum and matures on February 15, 2021. The loan was repaid in full on January 25, 2002.

At December 31, 2002, there are outstanding loans aggregating $773 under the officer and director share purchase program. On August 5, 2002, the Board of Directors of the Company prohibited any further loans to officers and directors in accordance with the Sarbanes-Oxley Act of 2002.

Dividends

Stockholders are taxed on dividends and must report such dividends as either ordinary income, capital gains, or as return of capital. The Company has declared a $2.41 distribution per common share (CUSIP 437306103) and a $1.55 distribution per preferred share (CUSIP 437306509) during its most recent fiscal year. Pursuant to Internal Revenue Code Section 857 (b) (3) (C), for the years ended December 31, 2002, 2001 and 2000, the Company designates the taxable composition of the following cash distributions to holders of common and preferred shares in the amounts set forth in the tables below and on the next page:

	Common			Distribution Type			
Declaration Dates	Record Dates	Payable Dates	Distributions Per Share	Ordinary Taxable Dividend	Return of Capital	20% Long-Term Capital Gain	Unrecaptured Sec. 1250 Gain
2/4/2002	2/15/2002	2/26/2002	$0.60	62.28%	37.17%	0.00%	0.55%
5/7/2002	5/20/2002	5/30/2002	$0.60	62.28%	37.17%	0.00%	0.55%
8/5/2002	8/19/2002	8/29/2002	$0.60	62.28%	37.17%	0.00%	0.55%
10/29/2002	11/15/2002	11/27/2002	$0.61	62.28%	37.17%	0.00%	0.55%
		TOTALS	$2.41	62.28%	37.17%	0.00%	0.55%

The appropriate amount of each common share for 2001 and 2000 is as follows:

		Distribution Type			
Year	Distributions Per Share	Ordinary Taxable Dividend	Return of Capital	20% Long-Term Capital Gain	Unrecaptured Sec. 1250 Gain
2001	$2.31	78.50%	6.80%	5.30%	9.40%
2000	$2.16	91.00%	9.00%	0.00%	0.00%

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8 PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)

Dividends (Continued)

Series F Preferred				Distribution Type			
Declaration Dates	Record Dates	Payable Dates	Distributions Per Share	Ordinary Taxable Dividend	Return of Capital	20% Long-Term Capital Gain	Unrecaptured Sec. 1250 Gain
5/8/2002	5/20/2002	5/31/2002	$0.04375	99.11%	0.00%	0.00%	0.89%
6/12/2002	6/18/2002	6/28/2002	$0.38125	99.11%	0.00%	0.00%	0.89%
8/5/2002	8/19/2002	9/3/2002	$0.56250	99.11%	0.00%	0.00%	0.89%
10/29/2002	11/15/2002	12/2/2002	$0.56250	99.11%	0.00%	0.00%	0.89%
		TOTALS	$1.55000	99.11%	0.00%	0.00%	0.89%

Total Shares/Units Outstanding

At December 31, 2002, 27,027,003 common shares, 3,566,171 convertible preferred shares (assuming a conversion of the Preferred Shares to Common Shares) and 16,122,254 UPREIT Units were outstanding for a total of 46,715,428 common share equivalents.

In addition, 2,400,000 shares of Series F cumulative redeemable preferred shares were outstanding as of December 31, 2002.

9 STOCK BENEFIT PLAN

The Company has adopted the 1994 Stock Benefit Plan, as amended (the "Plan"). Plan participants include officers, non-employee directors, and key employees of the Company. The Company has reserved 1,596,000 shares for issuance to officers and employees and 154,000 shares for issuance to non-employee directors. Options granted to officers and employees of the Company vest 20% for each year of service until 100% vested on the fifth anniversary. Certain officers' options (264,000) and directors' options (149,100) vest immediately upon grant. The exercise price per share for stock options may not be less than 100% of the fair market value of a share of common stock on the date the stock option is granted (110% of the fair market value in the case of incentive stock options granted to employees who hold more than 10% of the voting power of the Company's common stock). Options granted to directors and employees who hold more than 10% of the voting power of the Company expire after five years from the date of grant.

All other options expire after ten years from the date of grant. The Plan also allows for the grant of stock appreciation rights and restricted stock awards. At December 31, 2002, 374,193 and 346 common shares were available for future grant of options or awards under the Plan for officers and employees and non-employee directors, respectively.

On February 1, 2000, the Company adopted the 2000 Stock Benefit Plan (the "2000 Plan"). Plan participants have been expanded to include directors, officers, regional managers and on-site property managers. It is expected that all future awards of stock options and restricted stock will be granted under the 2000 Plan. The 2000 Plan limits the number of shares issuable under the plan to 2,755,000, of which 205,000 are to be available for issuance to the non-employee directors. At December 31, 2002, 749,412 and 41,240 common shares were available for future grant of options or awards under the 2000 plan for officers and employees and non-employee directors, respectively.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9 **STOCK BENEFIT PLAN (Continued)**

Details of stock option activity during 2002, 2001 and 2000 are as follows:

	Number of Options	Weighted Average Exercise Price Per Option
Options outstanding at January 1, 2000 (448,820 shares exercisable)	1,265,433	$24.50
Granted, 2000	752,720	$31.27
Exercised, 2000	(150,008)	$19.38
Cancelled, 2000	(71,480)	$28.32
Options outstanding at December 31, 2000 (519,434 shares exercisable)	1,796,665	$26.34
Granted, 2001	857,430	$29.60
Exercised, 2001	(187,698)	$22.59
Cancelled, 2001	(361,295)	$28.78
Options outstanding at December 31, 2001 (764,819 shares exercisable)	2,105,102	$28.69
Granted, 2002	682,590	$34.77
Exercised, 2002	(185,255)	$23.92
Cancelled, 2002	(175,084)	$30.16
Options outstanding at December 31, 2002 (921,781 shares exercisable)	2,427,353	$30.66

The following table summarizes information about options outstanding at December 31, 2002:

Year Granted	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Fair Value of Options on Grant Date	Weighted Average Exercise Price	Number Exercisable	Exercise Price Range Per Option
1994	13,580	2	N/A	$19.000	13,580	$19.00
1996	19,179	3	$1.02	19.808	19,179	$19.00-$20.50
1997	61,223	4	$1.56	26.462	61,223	$22.75-$26.50
1998	80,520	5	$1.37	25.806	59,700	$25.125-$27.06
1999	331,529	6	$1.57	26.995	193,809	$25.688-$27.25
2000	495,490	8	$1.88	31.084	227,668	$28.313-$31.375
2001	757,342	9	$1.64	28.644	283,622	$27.01-$31.60
2002	668,490	10	$2.07	36.030	63,000	$32.20-$34.65
Totals	2,427,353	7		$28.750	921,781	$19.00-$34.65

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9 STOCK BENEFIT PLAN (Continued)

In 2002 and 2001, the Company granted 22,550 and 20,600 shares of restricted stock. The restricted stock outstanding at December 31, 2002, was 40,950 shares. The restricted stock was granted to key employees of the Company and vests 100% on the fifth anniversary of the date of grant. The restricted shares were granted at a weighted average price of $27.14 to $33.20 per share, respectively. Total compensation cost recorded for the years ended December 31, 2002 and 2001 for the restricted share grants was $240,700 and $95,600, respectively.

Beginning in 2003 the Company will adopt the fair value method of recording stock compensation awards. The Company is studying the transition methods available under SFAS 148 "Accounting for Stock Based Compensation – An Amendment of SFAS 123" and has not yet determined the method that will be adopted.

10 SEGMENT REPORTING

The Company is engaged in the ownership and management of market rate apartment communities. Each apartment community is considered a separate operating segment. Each segment on a stand alone basis is less than 10% of the revenues, profit or loss, and assets of the combined reported operating segments. The operating segments are aggregated and segregated as Core and Non-core properties.

Non-segment revenue to reconcile total revenue consists of interest and dividend income and other income. Non–segment assets to reconcile to total assets include cash and cash equivalents, cash in escrows, accounts receivable, prepaid expenses, investments in and advances to affiliates, deferred charges and other assets.

Core properties consist of all apartment communities which have been owned more than one full calendar year. Therefore, the Core Properties represent communities owned as of January 1, 2001. Non-core properties consist of apartment communities acquired during 2001 and 2002, such that full year comparable operating results are not available.

The accounting policies of the segments are the same as those described in Notes 1 and 2.

The Company assesses and measures segment operating results based on a performance measure referred to as Funds from Operations ("FFO"). FFO is generally defined as net income (loss), before gains (losses) from the sale of property and business, extraordinary items, plus real estate depreciation including adjustments for unconsolidated partnerships and joint ventures less dividends from non-convertible preferred shares. FFO is not a measure of operating results or cash flows from operating activities as measured by generally accepted accounting principles and it is not indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity. Other companies may calculate similarly titled performance measures in a different manner.

During 2002, the Company reclassified certain property related operating expenses from general and administrative to operating and maintenance, which would impact the segment contribution of FFO. This reclassification is also reflected in the prior period presentations.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

10 SEGMENT REPORTING (Continued)

The revenues, profit (loss), and assets for each of the reportable segments are summarized as follows for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000
Revenues			
Apartments owned			
Core properties	$ 333,742	$ 320,155	$ 295,139
Non-core properties	58,878	26,660	-
Reconciling items	2,942	5,225	10,585
Total Revenue	$ 395,562	$ 352,040	$ 305,724
Profit (loss)			
Funds from operations:			
Apartments owned			
Core properties	$ 189,862	$ 183,263	$ 166,870
Non-core properties	37,671	16,526	-
Reconciling items	2,942	5,225	10,585
Segment contribution to FFO	230,475	205,014	177,455
General & administrative expenses	(12,649)	(10,542)	(6,485)
Interest expense	(77,314)	(65,699)	(56,150)
Depreciation of unconsolidated affiliates	1,346	338	383
Non-real estate depreciation/amortization	(1,174)	(639)	(516)
Redeemable preferred dividend	(4,155)	-	-
Equity in earnings (losses) of unconsolidated affiliates	(17,493)	123	(1,747)
Impairment of assets held as General Partner	(3,183)	-	-
Impairment of affordable assets not in FFO	1,470	-	-
Income from discontinued operations before minority interest and depreciation	4,422	8,009	7,914
Funds from Operations	121,745	136,604	120,854
Depreciation – apartments owned	(66,573)	(64,251)	(51,914)
Depreciation of unconsolidated affiliates	(1,346)	(338)	(383)
Redeemable preferred dividend	4,155	-	-
Impairment of affordable assets not in FFO	(1,470)	-	-
Gain (loss) on disposition of properties and business	(356)	26,241	(1,386)
Minority interest in earnings	(12,703)	(31,574)	(23,505)
Income from discontinued operations before minority interest	(3,063)	(5,036)	(5,182)
Income from continuing operations	$ 40,389	$ 61,646	$ 38,484
Assets			
Apartments owned			
Core properties	$1,715,819	$1,351,724	
Non-core properties	683,302	581,790	
Reconciling items	57,145	130,275	
Total Assets	$2,456,266	$2,063,789	
Real Estate Capital Expenditures			
New property acquisitions	$433,043	$213,325	
Additions to properties			
Core properties	89,262	85,001	
Non-core properties	26,430	45,467	
Increase in real estate associated with the purchase of UPREIT Units	2,200	1,666	
Total Real Estate Capital Expenditures	$550,935	$345,459	

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

11 DERIVATIVE FINANCIAL INSTRUMENTS

The Company has entered into interest rate swaps to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Company does not utilize these arrangements for trading or speculative purposes. The principal risk to the Company through its interest rate hedging strategy is the potential inability of the financial institutions from which the interest rate protection was purchased to cover all of their obligations. To mitigate this exposure, the Company purchases its interest rate swaps from either the institution that holds the debt or from institutions with a minimum A-credit rating.

All derivatives, which have historically been limited to interest rates swaps designated as cash flow hedges, are recognized on the balance sheet at their fair value. On the date that the Company enters into an interest rate swap, it designates the derivative as a hedge of the variability of cash flows that are to be received or paid in connection with a recognized liability. To the extent effective, subsequent changes in the fair value of a derivative designated as a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness will be reported in interest expense in the consolidated statement of operations.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of the hedged items and whether those derivatives may be expected to remain highly effective in future periods. Should it be determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company will discontinue hedge accounting prospectively.

The Company has three interest rate swaps that effectively convert variable rate debt to fixed rate debt. The notional amount amortizes in conjunction with the principal payments of the hedged items. The terms as follows:

Original Notional Amount	Fixed Interest Rate	Variable Interest Rate	Maturity Date
$17,600,000	5.91%	LIBOR + 1.60%	June 24, 2004
$3,000,000	8.22%	LIBOR + 1.40%	June 25, 2007
$4,625,000	8.40%	LIBOR + 1.40%	June 25, 2007

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities.* At that time, the Company designated all of its interest rate swaps as cash flow hedges in accordance with the requirements of SFAS 133. The aggregate fair value of the derivatives on January 1, 2001 was $583, prior to the allocation of minority interest, and was recorded as a liability on the consolidated balance sheet with an offset to other comprehensive income representing the cumulative effect of the transition adjustment pursuant to the provisions of Accounting Principles Board Opinion No. 20, *Accounting Changes.*

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

11 DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

As of December 31, 2002, the aggregate fair value of the Company's interest rate swaps was $1,618, prior to the allocation of minority interest, and is included in accrued expenses and other liabilities in the consolidated balance sheets. For the twelve months ending December 31, 2002, as the critical terms of the interest rate swaps and the hedged items are the same, no ineffectiveness was recorded in the consolidated statements of operations. All components of the interest rate swaps were included in the assessment of hedge effectiveness. The Company expects that within the next twelve months it will reclassify as a charge to earnings $847, prior to the allocation of minority interest, of the amount recorded in accumulated other comprehensive loss. The fair value of the interest rate swaps is based upon the estimate of amounts the Company would receive or pay to terminate the contract at the reporting date and is estimated using interest rate market pricing models.

12 TRANSACTIONS WITH AFFILIATES

The Company and the Management Companies recognized management and development fee revenue, interest income and other miscellaneous income from affiliated entities of $5,783, $8,174, and $15,088 for the years ended December 31, 2002, 2001 and 2000, respectively. The Company had accounts receivable outstanding due from affiliated entities of $1,357 and $2,629 at December 31, 2002 and 2001, respectively.

A director and former officer of the Company provided consulting services to the Company during 2002 and 2001 for fees approximating $54 and $271, respectively.

In 1997, certain officers and inside directors of the Company entered into a lease termination agreement with the Company. The agreement provided for a contingent termination fee based on the performance of the underlying property. In 2001 and 2002, amounts of $350 and $312, respectively, became payable to the Company under the terms of the agreement. This amount was classified in Other Property Income in the Consolidated Statement of Operations.

The Company leases its corporate office space from an affiliate. The lease requires an annual base rent of $802 for the year ended 2003 and $872 for the year ended 2004. The lease also requires the Company to pay a pro rata portion of property improvements, real estate taxes and common area maintenance. Rental expense was $1,296, $956, and $712 for the years ended December 31, 2002, 2001 and 2000, respectively.

From time to time, the Company advances funds as needed to the Management Companies which totaled $12,372 and $15,954 at December 31, 2002 and 2001, respectively, and bear interest at 1% over prime (4.25% at December 31, 2002).

13 COMMITMENTS AND CONTINGENCIES

Ground Lease

The Company has a non-cancelable operating ground lease for one of its properties. The lease expires May 1, 2020, with options to extend the term of the lease for two successive terms of twenty-five years each. The lease provides for contingent rental payments based on certain variable factors. The lease also requires the lessee to pay real estate taxes, insurance and certain other operating expenses applicable to the leased property. Ground lease expense was $210, $211, and $201 including contingent rents of $140, $141, and $131 for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, future minimum rental payments required under the lease are $70 per year until the lease expires.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13 COMMITMENTS AND CONTINGENCIES (Continued)

401(k) Savings Plan

The Company sponsors a contributory savings plan. Under the plan, the Company will match 75% of the first 4% of participant contributions. The matching expense under this plan was $638, $893, and $512 for the years ended December 31, 2002, 2001 and 2000, respectively.

Incentive Compensation Plan

The Incentive Compensation Plan provides that eligible officers and key employees may earn a cash bonus based on the percentage growth in the Company's FFO per share/unit (computed based on the diluted shares/units outstanding) as compared against the industry average growth. The bonus expense charged to operations (including that portion allocated to the Management Companies) was $2,764, $725, and $103 for the years ended December 31, 2002, 2001 and 2000, respectively.

Contingencies

The Company is party to certain legal proceedings. All such proceedings, taken together, are not expected to have a material adverse effect on the Company. The Company is also subject to a variety of legal actions for personal injury or property damage arising in the ordinary course of its business, most of which are covered by liability insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such legal proceedings and claims will not have a material adverse effect on the Company's liquidity, financial position or results of operations.

In 2001, the Company underwent a state tax audit. The state has assessed taxes of $469,000 for the 1998 and 1999 tax years under audit. If the state's position is applied to all tax years through December 31, 2001, the assessment would be $1.3 million. At the time, the Company believed the assessment and the state's underlying position was not supportable by the law nor consistent with previously provided interpretative guidance from the office of the State Secretary of Revenue. After two subsequent enactments by the state legislation during 2002 affecting the pertinent tax statute, the Company has been advised that its filing position for 1998-2001 should prevail. Based upon this information as of December 31, 2002, the Company has recorded an accrual of $525,000, representing only its 2002 liability.

In connection with various UPREIT transactions, the Company has agreed to maintain certain levels of nonrecourse debt associated with the contributed properties acquired. In addition, the Company is restricted in its ability to sell certain contributed properties (48% of the owned portfolio) for a period of time except through a tax deferred Internal Revenue Code Section 1031 like-kind exchange.

Debt Covenants

The line of credit loan agreement contains restrictions which, among other things, require maintenance of certain financial ratios and limit the payment of dividends (See Note 6).

Guarantees

The Company has guaranteed a total of $600 of debt associated with two entities where the Company is the general partner. All other mortgage notes payable of affiliates are non-recourse debt to the limited partnerships and the Company. In addition, the Company, through its general partnership interests in certain affordable property limited partnerships, has guaranteed the Low Income Housing Tax Credits to limited partners in 75 partnerships totaling approximately $63,800. As of December 31, 2002, there were no known conditions that would make such payments necessary, and no amounts have been recorded. In addition, the Company, acting as general partner in certain partnerships, is obligated to advance funds to meet partnership operating deficits.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13 COMMITMENTS AND CONTINGENCIES (Continued)

Executive Retention Plan

Effective February 2, 1999, the Executive Retention Plan provides for severance benefits and other compensation to be received by certain employees in the event of a change in control of the Company and a subsequent termination of their employment without cause or voluntarily with good cause.

14 PROPERTY ACQUISITIONS

For the years ended December 31, 2002, 2001 and 2000, the Company has acquired the communities listed below:

Community	Market Area	Date Acquired	Year Constructed	Number of Units	Cost of Acquis.	Cost of Acquisition Per Unit
Old Friends	Baltimore	02/01/00	1887	51	$ 2,138	$ 39
6 Property Portfolio	Philadelphia	03/15/00	1940-75	2,113	$141,195	$ 64
2 Property Portfolio	Detroit	03/22/00	1969-74	360	$ 14,394	$ 40
Elmwood Terrace	Baltimore	06/30/00	1972	504	$ 20,605	$ 41
East Meadow	Northern VA	08/01/00	1971	150	$ 13,053	$ 87
Southbay Manor	Long Island	09/11/00	1959	61	$ 3,054	$ 49
Hampton Court	Detroit	09/29/00	1972	182	$ 5,889	$ 33
Bayberry	Detroit	09/29/00	1967	120	$ 5,840	$ 47
Blackhawk	Chicago	10/20/00	1971	371	$ 17,542	$ 47
5 Property Portfolio	Long Island	11/01/00	1955-75	429	$ 26,968	$ 62
Orleans Village	Northern VA	11/16/00	1967	851	$ 67,404	$ 79
Cypress Place	Chicago	12/27/00	1969	192	$ 10,075	$ 53
Woodholme Manor	Baltimore	03/30/01	1969	176	$ 5,805	$ 33
Virginia Village	Northern VA	05/31/01	1967	344	$ 27,044	$ 79
Mill Towne Village	Baltimore	05/31/01	1973	384	$ 17,558	$ 46
Southern Meadows	Long Island	06/29/01	1971	452	$ 40,866	$ 90
Devonshire Hills	Long Island	07/16/01	1968	297	$ 47,049	$158
Fenland Field	Baltimore	08/01/01	1970	234	$ 14,540	$ 62
Courtyard Village	Chicago	08/29/01	1971	224	$ 12,887	$ 58
Manor	Baltimore	08/31/01	1969	435	$ 36,384	$ 84
2 Property Portfolio	Northern VA	10/24/01	1971-72	274	$ 11,076	$ 40
11 Property Portfolio	Long Island	3/1-5/31/02	1949-79	1,688	$152,794	$ 87
Gardencrest	Boston	6/28/02	1948	696	$ 85,885	$123
Brittany Place	Northern VA	8/22/02	1968	591	$ 44,336	$ 70
Cider Mill	Northern VA	9/27/02	1978	864	$ 81,490	$ 85
5 Property Portfolio	Hudson Valley	10/11/02	1969	224	$ 13,990	$ 57
W. Springfield Terrace	Northern VA	11/18/02	1978	244	$ 34,198	$140
The Sycamores	Northern VA	12/16/02	1978	185	$ 20,350	$110

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

15 DISCONTINUED OPERATIONS

The Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective January 1, 2002. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It also retains the basic provisions for presenting discontinued operations in the income statement but broadened the scope to include a component of an entity rather than a segment of a business. Pursuant to the definition of a component of an entity in the SFAS, assuming no significant continuing involvement, the sale of an apartment community is now considered a discontinued operation. In addition, apartment communities classified as held for sale are also considered a discontinued operation. The Company generally considers assets to be held for sale when all significant contingencies surrounding the closing have been resolved, which often corresponds with the actual closing date. Properties classified in this manner through December 31, 2002, as discussed below, were reclassified as such in the accompanying Consolidated Statements of Operations for each of the three years ended December 31, 2002.

Included in discontinued operations for the year ended December 31, 2002 are the operating results, net of minority interest, of twelve apartment community dispositions and one apartment community (sold in January 2003) that is considered held for sale as of December 31, 2002. For purposes of the discontinued operations presentation, the Company only includes interest expense associated with specific mortgage indebtedness of the properties that are considered discontinued operations.

Assets and liabilities for the one apartment community held for sale at December 31, 2002 of approximately $6,400 and $186, respectively, are included in the Consolidated Balance Sheet and relate primarily to real estate and general trade liabilities, respectively. This apartment community was previously classified in the Company's Core Properties Segment.

The operating results of discontinued operations are summarized as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Revenues:			
Rental Income	$7,170	$14,991	$14,718
Property other income	176	369	353
Total Revenues	7,346	15,360	15,071
Operating and Maintenance	2,690	6,604	6,515
Interest expense	234	747	642
Depreciation and amortization	1,359	2,973	2,732
Total Expenses	4,283	10,324	9,889
Income from discontinued operations before minority interest	3,063	5,036	5,182
Minority interest	1,174	2,108	2,210
Income from discontinued operations	$1,889	$ 2,928	$ 2,972

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

16 PROFORMA CONDENSED FINANCIAL INFORMATION

The Company acquired 21 apartment communities ("2002 Acquired Communities") with 4,492 units in seven unrelated transactions during the twelve-month period ended December 31, 2002. The total purchase price (including closing costs) of $433 million equates to approximately $96 per apartment unit. Consideration for the communities included $89.2 million of cash on hand, $153.6 million of assumed debt, $156.9 million from the Company's line of credit, $21.8 million of cash raised through common and preferred equity offerings and $11.5 million in UPREIT Units in the Company.

In addition, during 2002, the Company sold twelve apartment communities ("2002 Disposed Properties") having 1,724 units in eight unrelated transactions as part of its strategic disposition program. The total sales price of $87.1 million equates to $51 per apartment unit. A gain on sale of approximately $7.6 million, prior to the allocation of minority interest, has been recorded in relation to these sales and is reflected in discontinued operations.

The following unaudited proforma information was prepared as if the (i) the 2002 transactions related to the acquisition of the "2002 Acquired Communities" occurred on January 1, 2001, (ii) the 2001 transactions related to the acquisitions of ten apartment communities in nine separate transactions occurred on January 1, 2000, (iii) the disposition of the "2002 Disposed Properties" occurred on January 1, 2001, (iv) the 2001 transactions related to the disposition of fourteen apartment communities in six separate transactions occurred on January 1, 2000, (v) the 2002 Series F Preferred Share offering and the two common equity offerings occurred on January 1, 2001 and (vi) the $115 million Series B, C, D and E Preferred stock offerings occurred on January 1, 2000. The proforma financial information is based upon the historical consolidated financial statements and is not necessarily indicative of the consolidated results which actually would have occurred if the transactions had been consummated at January 1, 2000 or 2001, nor does it purport to represent the results of operations for future periods. Adjustments to the proforma condensed combined statement of operations for the twelve months ended December 31, 2002, 2001, and 2000 consist principally of providing net operating activity and recording interest, depreciation and amortization from January 1, 2000 or 2001 to the acquisition date as appropriate.

	For the years ended December 31, (unaudited)		
	2002	2001	2000
Total revenues	$420,825	$407,235	$351,868
Income before extraordinary item	44,846	40,992	62,290
Net income available to common shareholders	21,773	28,643	44,301
Per common share data:			
Income before extraordinary item:			
Basic	$0.91	$1.26	$2.15
Diluted	$0.90	$1.25	$2.13
Net income available to common shareholders:			
Basic	$0.83	$1.26	$2.15
Diluted	$0.82	$1.25	$2.13
Weighted average numbers of shares outstanding:			
Basic	26,166,499	22,805,629	20,639,241
Diluted	26,447,280	22,932,123	20,755,721

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

17 SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow information including non cash financing and investing activities for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Cash paid for interest	$76,326	$65,268	$54,829
Mortgage loans assumed associated with property acquisitions	153,581	67,807	162,967
Issuance of UPREIT Units associated with property and other acquisitions	11,522	19,133	58,616
Increase in real estate associated with the purchase of UPREIT Units	2,200	1,666	-
Exchange of UPREIT Units for common shares	4,411	1,910	7,388
Fair value of hedge instruments	1,618	920	-
Notes issued in exchange for officer and director stock purchases	-	1,965	-
Transfer of notes receivable due from affiliates in exchange for additional equity in the Management Companies	-	23,699	-

18 GAIN (LOSS) ON DISPOSITION OF PROPERTY AND BUSINESS

During 2002, the Company disposed of twelve apartment communities with 1,724 units in eight unrelated transactions. The total sales price of $87 million equates to $50,500 per unit. The total gain on sale of these transactions amounted to approximately $7.6 million.

During 2001, the Company disposed of fourteen apartment communities with 2,855 units in six unrelated transactions and two general partnership interests. The total sales price of $122 million equates to $43,000 per unit. The total gain on sale of these transactions amounted to approximately $26 million.

During 2000, the Company disposed of one apartment community with 150 units and one general partnership interest, in two separate transactions for a total loss on disposition of $462. In addition, effective December 31, 2000, the Company sold its affordable housing development business to the management of that business. The selling price was approximately $6.7 million and a loss on sale of $924 was recorded.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

19 QUARTERLY FINANCIAL STATEMENT INFORMATION (UNAUDITED)

Quarterly financial information for the years ended December 31, 2002 and 2001 are as follows:

	2002			
	First	Second	Third	Fourth
Revenues	$90,751	$96,912	$102,184	$105,715
Adjustment for discontinued operations	1,646	1,721	170	-
Revenues as reported on Form 10-Q	92,397	98,633	102,354	105,715
Income before extraordinary item	9,525	19,078	16,856	1,539
Net Income (loss)	9,525	19,078	16,856	(520)
Per share data:				
Basic earnings per share data:				
Income before extraordinary item	$0.25	$0.39	$0.49	$(0.08)
Net income	$0.25	$0.39	$0.49	$(0.16)
Diluted earnings per share data:				
Income before extraordinary item	$0.24	$0.39	$0.49	$(0.08)
Net income	$0.24	$0.39	$0.49	$0.16

	2001			
	First	Second	Third	Fourth
Revenues	$84,608	$86,202	$90,560	$90,670
Adjustment for discontinued operations	2,304	2,083	489	-
Revenues as reported on Form 10-Q	86,912	88,285	91,049	90,670
Income before extraordinary item	8,832	20,618	19,295	15,829
Net Income	8,832	20,618	19,295	15,761
Per share data:				
Basic earnings per share data:				
Income before extraordinary item	$0.20	$0.74	$0.67	$0.51
Net income	$0.20	$0.74	$0.67	$0.51
Diluted earnings per share data:				
Income before extraordinary item	$0.20	$0.71	$0.66	$0.50
Net income	$0.20	$0.71	$0.66	$0.50

Full year per share data does not equal the sum of the quarterly data due to the impact of the convertible securities on the quarterly results and not the year to date amounts. The quarterly reports for the years ended December 31, 2002, and 2001 have been reclassified to reflect discontinued operations in accordance with SFAS No. 144.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20 SUBSEQUENT EVENTS

On January 9, 2003, holders of 100,000 shares of Series C Preferred Shares elected to convert those shares for 330,579 shares of common stock. The conversion will have no effect on the results of operations of the Company.

During January 2003, the Company sold two apartment communities with 552 units in two unrelated transactions. The total sales price of $20.6 million equates to $37.4 per unit.

On February 12, 2003, the Company acquired its second property in its Boston region in Stoughton, MA. The total purchase price of $34 million, including closing costs, equates to approximately $120 per unit and was funded through the use of the Company's line of credit.

HOME PROPERTIES OF NEW YORK, INC. SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(IN THOUSANDS)

Community	Encum-brances	Land	Initial Cost Buildings, Improvements & Equipment	Adjust-ments(a)	Costs Capitalized Subsequent to Acquisition	Land	Total Cost Buildings, Improvements & Equipment	Total(b)	Accumulated Depreciation	Total Cost, Net of Accumulated Depreciation	Year of Acquisition
1600 East		$1,000	$8,527		$4,769	$1,000	$13,296	$14,296	$2,283	$12,013	1997
1600 Elmwood		299	5,698	3,339	3,818	299	12,855	13,154	6,115	7,039	1983
Apple Hill	25,897	3,486	20,347		6,059	3,486	26,406	29,892	3,802	26,090	1998
Arbor Crossing		1,072	4,329		1,030	1,072	5,359	6,431	568	5,863	1999
Bayberry Place	3,900	1,440	4,400		1,019	1,440	5,419	6,859	336	6,523	2000
Bayview/Colonial	5,809	1,600	8,471		2,107	1,600	10,577	12,177	647	11,531	2000
Beechwood		560	3,442		1,510	560	4,952	5,512	724	4,788	1998
Blackhawk	14,160	2,968	14,568		3,245	2,968	17,813	20,781	1,103	19,678	2000
Bonnie Ridge	17,793	4,830	42,769		13,702	4,830	56,471	61,301	5,628	55,673	1999
Braddock Lee	9,549	3,810	8,842		3,912	3,810	12,754	16,564	2,122	14,442	1998
Brittany Place	20,613	4,728	39,608		424	4,728	40,032	44,760	431	44,329	2002
Brook Hill		330	7,920		3,911	330	11,831	12,161	3,028	9,133	1994
Cambridge Village	3,427	2,460	3,188		330	2,460	3,518	5,978	76	5,902	2002
Candlewd, IN	7,336	1,550	11,956		1,803	1,550	13,759	15,309	1,953	13,357	1998
Candlewood	2,823	387	2,592		866	387	3,458	3,845	777	3,068	1996
Canterbury -MD	15,000	4,944	21,384		1,425	4,944	22,809	27,753	2,187	25,567	1999
Canterbury Square	6,242	2,352	10,791		3,355	2,352	14,146	16,498	2,400	14,098	1997
Carriage Hill - MI	3,585	840	5,974		1,281	840	7,256	8,096	1,060	7,036	1998
Carriage Hill - NY	5,974	570	3,827		2,279	570	6,106	6,676	1,298	5,378	1996
Carriage House	585	250	860		353	250	1,213	1,463	194	1,269	1998
Carriage Park	5,169	1,280	8,184		2,593	1,280	10,777	12,057	1,659	10,399	1998
Castle Club	6,955	948	8,909		1,438	948	10,346	11,294	788	10,507	2000
Cedar Glen		715	2,018		1,410	715	3,427	4,142	513	3,629	1998
Charter Square	10,543	3,952	18,247		6,074	3,952	24,322	28,274	3,899	24,374	1997
Cherry Hill Club	2,818	492	4,096		2,251	492	6,347	6,839	989	5,851	1998
Cherry Hill Village	5,350	1,120	6,835		1,867	1,120	8,702	9,822	1,196	8,625	1998
Chesterfield	6,709	1,482	8,206		3,327	1,482	11,533	13,015	1,871	11,144	1997
Cider Mill	48,488	15,552	65,938		248	15,552	66,186	81,738	574	81,163	2002
Cornwall Pk.	5,775	439	2,947		3,481	439	6,428	6,867	1,291	5,576	1996
Country Village	6,379	2,236	11,149		4,181	2,236	15,330	17,566	2,182	15,384	1998
Courtyards Village	5,220	3,360	9,824		789	3,360	10,613	13,973	409	13,564	2001
Coventry Vlge.		784	2,328		1,901	784	4,228	5,012	621	4,391	1998
Curren Ter.	8,931	1,908	10,957		4,727	1,908	15,684	17,592	2,536	15,056	1997
Cypress Place	6,417	2,304	7,861		1,905	2,304	9,766	12,070	582	11,488	2000
Deerfield Woods	3,278	864	4,877		1,412	864	6,289	7,153	456	6,697	2000
Devonshire Hills	24,616	14,850	32,934		1,944	14,850	34,877	49,727	1,449	48,279	2001
East Hill		231	1,560		731	231	2,292	2,523	324	2,198	1998
East Meadow	7,140	2,250	10,803		367	2,250	11,170	13,420	685	12,735	2000
East Winds		960	5,079		1,500	960	6,579	7,539	404	7,136	2000
Elmwood Terrace	22,375	6,048	14,680		1,779	6,048	16,459	22,507	1,151	21,356	2000
Emerson Sq.	2,282	384	2,019		996	384	3,016	3,400	653	2,746	1997
Executive	2,806	600	3,420		2,351	600	5,771	6,371	978	5,394	1997

SCHEDULE III

HOME PROPERTIES OF NEW YORK, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(IN THOUSANDS)

Community	Encum-brances	Land	Initial Cost Buildings, Improvements & Equipment	Adjust-ments(a)	Costs Capitalized Subsequent to Acquisition	Land	Total Cost Buildings, Improvements & Equipment	Total(b)	Accumulated Depreciation	Total Cost, Net of Accumulated Depreciation	Year of Acquisition
Fairview	7,680	580	5,305	2,828	2,616	580	10,749	11,329	4,961	6,368	1985
Falcon Crest	13,101	2,772	11,116		3,730	2,772	14,846	17,618	1,693	15,925	1999
Fenland Field	12,675	3,510	11,050		917	3,510	11,967	15,477	476	15,001	2001
Fordham Green	2,889	802	5,280		1,910	802	7,190	7,992	1,097	6,895	1997
Gardencrest Apartments	5,628	24,360	61,525		950	24,360	62,475	86,835	943	85,892	2002
Gateway Village	7,251	1,320	6,621		339	1,320	6,960	8,280	665	7,616	1999
Glen Brook		1,414	4,816		1,086	1,414	5,902	7,316	602	6,714	1999
Glen Manor	6,176	1,044	4,564		1,503	1,044	6,066	7,110	854	6,257	1997
Golf Club	16,458	3,990	21,236		8,673	3,990	29,909	33,899	2,284	31,615	2000
Golfview Manor	310	110	542		227	110	768	878	141	737	1997
Green Acres	5,888	1,696	8,418		604	1,696	9,022	10,718	202	10,516	2002
Greentrees	4,636	1,152	8,608		2,539	1,152	11,148	12,300	1,725	10,575	1997
Hampton Court	3,455	1,252	4,615		2,265	1,252	6,880	8,132	416	7,717	2000
Harborside	7,518	250	6,113		3,422	250	9,535	9,785	2,648	7,138	1995
Hawthorne Consolidation	11,334	8,940	23,447		2,642	8,940	26,090	35,030	516	34,513	2002
Heritage Square	3,235	2,000	4,805		140	2,000	4,946	6,946	96	6,850	2002
Hill Brook Place	11,900	2,192	9,118		2,446	2,192	11,563	13,755	1,036	12,719	1999
Holiday/Muncy Consolidation	3,855	3,575	6,109		132	3,575	6,242	9,817	98	9,719	2002
Home Properties of Bryn Mawr	12,915	3,160	17,907		7,835	3,160	25,741	28,901	2,021	26,880	2000
Home Properties of Devon	28,892	6,280	35,545		11,168	6,280	46,714	52,994	3,657	49,337	2000
Home Properties of Newark	17,400	2,592	12,713		10,000	2,592	22,713	25,305	2,148	23,157	1999
Idylwood	8,893	700	16,927		7,235	700	24,162	24,862	6,160	18,702	1995
Kingsley	6,322	1,640	11,671		3,124	1,640	14,795	16,435	2,425	14,009	1997
Lake Grove	27,368	7,360	11,952		9,299	7,360	21,251	28,611	3,757	24,854	1997
Lakeshore	5,163	573	3,849		2,856	573	6,705	7,278	1,285	5,993	1996
Lakeview	3,954	636	4,552		1,818	636	6,371	7,007	963	6,044	1998
Macomb Manor	3,866	1,296	7,357		1,026	1,296	8,383	9,679	652	9,027	2000
Maple Lane	11,797	2,547	14,975		2,835	2,547	17,811	20,358	1,739	18,618	1999
Maple Tree		840	4,445		817	840	5,262	6,102	329	5,773	2000
Mid-Island	6,675	4,160	6,567		2,803	4,160	9,370	13,530	1,804	11,726	1997
Mill Company	1,911	384	1,671		712	384	2,382	2,766	371	2,396	1982
Mill Towne Village	8,530	3,840	13,747		3,264	3,840	17,011	20,851	766	20,085	2001
Morningside	18,369	6,147	28,699		14,193	6,147	42,892	49,039	6,386	42,653	1998
New Orleans	7,311	1,848	8,886		5,336	1,848	14,222	16,070	2,234	13,836	1997
Newcastle	6,000	197	4,007	3,684	3,539	197	11,230	11,427	5,064	6,363	1982
Northgate		289	6,987		3,815	289	10,802	11,090	3,027	8,064	1994
Oak Manor	4,878	616	4,111		1,614	616	5,725	6,341	881	5,460	1998
Oak Park Manor	4,930	1,192	9,188		2,998	1,192	12,186	13,378	1,959	11,419	1997
Orleans Village	43,745	8,510	58,912		8,104	8,510	67,016	75,526	4,060	71,466	2000
Owings Run	31,873	5,537	32,622		728	5,537	33,350	38,887	3,076	35,811	1999
Paradise	8,960	972	7,134		3,510	972	10,643	11,615	2,264	9,351	1997
Park Shirlington	12,023	4,410	10,180		4,705	4,410	14,885	19,295	2,467	16,828	1998
Parkview Garden	8,000	1,208	7,201		2,880	1,208	10,081	11,288	1,739	9,549	1997

HOME PROPERTIES OF NEW YORK, INC.

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(IN THOUSANDS)

Community	Encum-brances	Land	Initial Cost Buildings, Improvements & Equipment	Adjust-ments(a)	Costs Capitalized Subsequent to Acquisition	Land	Total Cost Buildings, Improvements & Equipment	Total(b)	Accumulated Depreciation	Total Cost, Net of Accumulated Depreciation	Year of Acquisition
Patricia	5,476	600	4,196		1,801	600	5,997	6,597	821	5,776	1998
Pavilion	30,459	5,184	25,314		16,431	5,184	41,745	46,929	3,598	43,330	1999
Pearl Street	1,130	49	1,189		561	49	1,750	1,799	424	1,375	1995
Perinton	9,500	224	6,120	3,629	2,562	224	12,311	12,535	5,516	7,019	1982
Pines of Perinton	7,989	1,524	7,164		1,543	1,524	8,707	10,231	1,268	8,963	1998
Pleasant View	43,534	5,710	47,816		12,036	5,710	59,852	65,562	8,893	56,669	1998
Pleasure Bay	5,985	1,620	6,234		3,222	1,620	9,456	11,076	1,223	9,853	1998
Racquet Club	22,490	1,868	23,107		3,674	1,868	26,781	28,649	3,535	25,113	1998
Racquet Club South	2,959	309	3,891		1,317	309	5,208	5,517	662	4,855	1999
Raintree	7,015	-	6,654	3,217	8,387	-	18,258	18,258	6,823	11,436	1985
Redbank Vlge.	11,615	2,000	14,030		4,521	2,000	18,551	20,551	2,635	17,916	1998
Rider Terrace		240	1,270		219	240	1,489	1,729	88	1,641	2000
Ridley Brook	10,318	1,952	7,719		1,967	1,952	9,686	11,638	950	10,688	1999
Riverton	5,980	240	6,640	2,523	4,859	240	14,022	14,262	6,323	7,938	1983
Royal Garden	32,460	5,500	14,067		9,137	5,500	23,204	28,704	4,293	24,411	1997
Scotsdale	9,917	1,692	11,920		2,151	1,692	14,070	15,762	2,175	13,588	1997
Selford Townhomes	3,960	1,224	4,200		1,312	1,224	5,512	6,736	540	6,196	1999
Seminary Hill	9,900	2,960	10,194		3,238	2,960	13,431	16,391	1,255	15,136	1999
Seminary Towers	21,238	5,480	19,348		7,976	5,480	27,324	32,804	2,602	30,202	1999
Shakespeare Park	2,502	492	3,433		186	492	3,619	4,111	344	3,768	1999
Sherry Lake	20,700	2,397	15,618		3,308	2,397	18,926	21,322	2,484	18,839	1998
Sherwood Consolidation	8,454	3,255	10,735		94	3,255	10,829	14,084	48	14,036	2002
South Bay		1,098	1,958		3,221	1,098	5,179	6,277	318	5,959	2000
Southern Meadows	20,171	9,040	31,874		1,218	9,040	33,093	42,133	1,348	40,785	2001
Southpointe Sq.	2,615	896	4,610		1,940	896	6,550	7,446	1,094	6,352	1997
Spanish Gard.	5,600	398	9,263		3,237	398	12,500	12,897	3,265	9,632	1994
Springwells Park	10,824	1,515	16,840		3,381	1,515	20,221	21,736	2,045	19,690	1999
Stephenson House	1,447	640	2,407		938	640	3,346	3,986	581	3,405	1997
Stratford Greens	16,573	12,565	33,779		797	12,565	34,576	47,141	737	46,404	2002
Sunset Gard.	6,074	696	4,663		2,642	696	7,305	8,001	1,441	6,559	1996
Tamarron	5,200	1,320	8,474		473	1,320	8,947	10,267	837	9,430	1999
Terry Apartments	1,890	650	3,439		320	650	3,759	4,409	222	4,187	2000
The Colony Apartments		7,830	34,121		6,156	7,830	40,277	48,107	3,612	44,495	1999
The Lakes		2,821	23,086		2,482	2,821	25,568	28,389	2,238	26,151	1999
The Landings	13,334	2,459	16,753		4,902	2,459	21,655	24,114	3,637	20,478	1996
The Manor Apts. (MD)	19,896	8,700	27,703		1,534	8,700	29,237	37,937	1,174	36,763	2001
The Manor Apts. (VA)	5,600	1,386	5,738		2,275	1,386	8,013	9,399	1,081	8,317	1999
The Meadows	3,466	208	2,776	1,216	1,443	208	5,435	5,643	2,377	3,266	1984
The New Colonies	22,037	1,680	21,350		8,345	1,680	29,695	31,375	4,351	27,024	1998
The Sycamores		4,625	15,725		3	4,625	15,727	20,352	34	20,318	2002
Timbercroft	7,275	1,704	6,826		834	1,704	7,659	9,363	732	8,631	1999
Trexler Park	10,140	2,490	13,802		3,177	2,490	16,979	19,469	1,292	18,176	2000
Valley View	4,143	1,056	4,960		3,240	1,056	8,200	9,256	1,312	7,944	1997

HOME PROPERTIES OF NEW YORK, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(IN THOUSANDS)

Community	Encum-brances	Land	Initial Cost Buildings, Improvements & Equipment	Adjust-ments(a)	Costs Capitalized Subsequent to Acquisition	Land	Total Cost Buildings, Improvements & Equipment	Total(b)	Accumulated Depreciation	Total Cost, Net of Accumulated Depreciation	Year of Acquisition
Village Green	7,470	1,103	13,223		4,323	1,103	17,546	18,649	4,535	14,114	1994-1996
Village Square-MD	22,095	2,590	13,306		2,257	2,590	15,563	18,153	1,486	16,666	1999
Village Square-PA	3,535	768	3,582		2,555	768	6,137	6,905	1,032	5,874	1997
Virginia Village	9,416	5,160	21,918		2,829	5,160	24,748	29,908	1,241	28,667	2001
Wayne Vlge.	10,938	1,925	12,895		3,702	1,925	16,597	18,522	2,506	16,016	1998
Wellington Lakes	7,817	1,600	4,868		1,194	1,600	6,061	7,661	211	7,451	2001
Wellington Woods		1,140	3,468		821	1,140	4,289	5,429	145	5,284	2001
West Springfield Terrace		2,440	31,758		11	2,440	31,770	34,210	136	34,074	2002
Westminster	6,771	861	5,763		2,049	861	7,811	8,672	1,717	6,956	1996
Weston		847	3,171		3,576	847	6,747	7,594	1,328	6,266	1996
Westwood Village	17,867	7,260	22,757		2,054	7,260	24,811	32,071	522	31,549	2002
William Henry	24,000	4,666	22,220		6,923	4,666	29,144	33,810	2,108	31,702	2000
Windsor Rlty.	2,146	402	3,300		1,083	402	4,383	4,785	638	4,148	1998
Woodgate	3,283	480	3,797		1,590	480	5,387	5,867	991	4,876	1997
Woodholme Manor	3,889	1,232	4,599		1,222	1,232	5,821	7,053	311	6,742	2001
Woodland Garden	5,938	2,022	10,480		3,348	2,022	13,828	15,850	2,270	13,580	1997
Woodmont Village	3,993	2,880	5,699		353	2,880	6,053	8,933	129	8,804	2002
Yorkshire Village	1,617	1,200	2,016		157	1,200	2,173	3,373	46	3,326	2002
Other Assets	2,460				12,626		12,626	12,626	2,074	10,552	Various
	$1,300,807	$376,998	$1,747,286	$20,436	$452,558	$376,998	$2,220,280	$2,597,278	$257,284	$2,339,994	

(a) Represents the excess of fair value over the historical cost of partnership interests as a result of the application of purchase accounting for the acquisition of non -controlled interests.
(b) The aggregate cost for Federal Income Tax purposes was approximately $2,196,000.
(c) The $2,460,000 in the Other Asset Encumbrances consists of a letter of credit of $1,578,000 for Springwood Gardens and a note payable of $881,661.

SCHEDULE III

HOME PROPERTIES OF NEW YORK, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(IN THOUSANDS)

Depreciation and amortization of the Company's investments in buildings and improvements reflected in the consolidated statements of operations are calculated over the estimated useful lives of the assets as follows:

Buildings and improvements	5-40 years
Tenant improvements	Life of related lease

The changes in total real estate assets for the three years ended December 31, 2002, are as follows:

	2002	2001	2000
Balance, beginning of year	$2,135,078	$1,895,269	$1,480,753
New property acquisition	433,043	213,325	328,021
Additions	115,692	130,468	92,603
Increase in real estate associated with the purchase of UPREIT Units	2,200	1,666	-
Disposals, retirements and impairments	(88,735)	(105,650)	(6,108)
Balance, end of year	$2,597,278	$2,135,078	$1,895,269

The changes in accumulated depreciation for the three years ended December 31, 2002, are as follows:

	2002	2001	2000
Balance, beginning of year	$201,564	$153,324	$101,904
Depreciation for the year	67,610	64,684	52,221
Disposals and retirements	(11,890)	(16,444)	(801)
Balance, end of year	$257,284	$201,564	$153,324

Directors and Corporate Officers

Independent Directors

Burton S. August, Sr.
Retired Vice President of Monro Muffler Brake, Inc.

William Balderston, III
Retired Executive Vice President of Chase Manhattan Bank

Alan L. Gosule
Partner, Clifford Chance US LLP

Leonard F. Helbig
Director, Integra Realty Advisors

Roger W. Kober
Retired Chairman of the Board and Chief Executive Officer of Rochester Gas & Electric

Albert H. Small
President, Southern Engineering Corporation

Clifford W. Smith, Jr.
Professor of Finance of William E. Simon Graduate School of Business Administration of the University of Rochester

Paul L. Smith
Retired Director and Chief Financial Officer of Eastman Kodak Company

Amy L. Tait
Principal, Tait Realty Advisors

Directors / Officers

Norman Leenhouts
Chairman/Co-Chief Executive Officer and Director

Nelson B. Leenhouts
President/Co-Chief Executive Officer and Director

Edward J. Pettinella
Executive Vice President and Director

David P. Gardner
Senior Vice President, Chief Financial Officer

Ann M. McCormick
Senior Vice President, General Counsel and Secretary

Scott A. Doyle
Senior Vice President, Residential Property Management

Johanna A. Falk
Senior Vice President, Chief Administrative Officer

John E. Smith
Senior Vice President, Acquisitions

Robert J. Luken
Vice President, Treasurer and Chief Financial Analyst

William E. Beach
Vice President, Commercial Property Management

William L. Brown
Vice President, Construction and Engineering for Mid-Atlantic Region

Charis W. Copin
Vice President, Investor Relations

Timothy A. Florczak
Vice President, Education

Mildred R. Hemstetter
Vice President, Residential Property Management

Marianne Holman
Vice President, Residential Property Management

Gerald B. Korn
Vice President, Mortgage Finance

Laurie A. Leenhouts
Vice President, Residential Property Design

Paul O'Leary
Vice President, Acquisitions and Due Diligence

Bernard J. Quinn
Vice President, Residential Property Management

James E. Quinn
Vice President, Residential Property Management

Alan Regan
Vice President, Affordable Housing

Janine M. Schue
Vice President, Human Resources

Joseph M. Stafford
Vice President, Controller

Richard J. Struzzi
Vice President, Development

Kathleen K. Suher
Vice President, Assistant Counsel

Robert C. Tait
Vice President, Commercial Property Management

Marilyn Thomas
Vice President, Residential Property Management

Linda Vicari
Vice President, Residential Property Management

Shareholder Information

Central Office

Home Properties
850 Clinton Square
Rochester, NY 14604-1795
585 546-4900

Transfer Agent and Dividend Disbursing Agent

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660-2108
888 245-0458
www.melloninvestor.com

To keep securities information current and ensure prompt receipt of dividends and financial information, shareholders of record should advise the transfer agent of any change in name or address.

Legal Counsel

Nixon Peabody LLP
900 Clinton Square
Rochester, NY 14604-1730

Independent Accountants

PricewaterhouseCoopers LLP
BP Tower
200 Public Square
Cleveland, OH 44114-2301

Home Properties Investor Contacts

Shareholder information and requests: 877 305-4111
Institutional Investor/Analyst/Media Inquiries: 585 295-4237

Dividend Reinvestment and Direct Stock Purchase Plan

Home Properties offers its shareholders the opportunity to purchase additional shares at a discount from an average market price with no transaction fee. For information, including the Plan prospectus and enrollment form, please call Home Properties Shareholder Services at 877 305-4111.

Additional Information

Apartment community information, quarterly financial results and other announcements are available on our website at www.homeproperties.com and by e-mail, fax or mail. To receive company information contact Shareholder Services at 877 305-4111.

Annual Meeting

The ninth annual meeting of shareholders will be held May 6, 2003 at 2:30 p.m. at the Dryden Theatre, George Eastman House, Rochester, NY.

Forward-Looking Statements

This annual report contains forward-looking statements which the company believes reflect expectations based on reasonable assumptions. However, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and sales, and continued access to capital to fund growth.

Stock Listing

The common shares of Home Properties trade on the New York Stock Exchange under the symbol HME.

HME
Listed
NYSE

Home Properties

850 Clinton Square
Rochester, NY 14604
585 546-4900

www.homeproperties.com



HOME PROPERTIES®